Form 10-K, Exhibit 13
period 1996-12-31
SUNRISE ASSISTED LIVING INC
filed 1997-03-31
CIK 1011064

                                                                    EXHIBIT 13

                                                            1996 Annual Report

                         SUNRISE ASSISTED LIVING, INC.

LEADING A REVOLUTION
IN LONG-TERM CARE


                                                                 [SUNRISE LOGO]

[PHOTO of Exterior of a Sunrise Model Facility]

ABOUT OUR COVER:

Fifteen years ago, there were few long-term care options open to seniors in America who could no longer live on their own but did not need skilled nursing care. Since then, the assisted living industry has emerged, offering thousands of seniors a new choice--the opportunity to receive the help they need with daily activities while living in a homelike, residential environment. Founded in 1981, Sunrise Assisted Living has been at the forefront of this emerging industry that is changing the face of long-term care in America.

[PHOTO of Exterior of a Sunrise Model Facility]


FINANCIAL AND OPERATING HIGHLIGHTS
(in thousands)

Years Ended December 31                    1996        1995        1994       1993        1992
--------------------------------------------------------------------------------------------------

STATEMENT OF OPERATIONS DATA(1)
Operating revenue                        $ 47,345    $ 37,258    $ 33,969    $25,598     $16,879
Net (loss) income(2) (3)                   (4,760)    (10,137)      1,412       (637)       (171)
EBITDA(4)                                   5,713       8,199      11,745      5,653       3,046

BALANCE SHEET DATA(1)
Cash and cash equivalents                 101,811       6,253       8,089      3,268       2,499
Total assets                              342,839     123,321     109,003     61,159      50,866
Total debt                                144,544     122,289     110,029     55,207      45,405
Stockholders' equity (deficit)            185,824     (31,774)    (16,391)    (2,925)     (1,716)

OPERATING AND OTHER DATA
Facilities (at end of period):
Owned(5)                                       30          20          19         16          14
Managed                                         5           8           9          7           5
Total                                          35          28          28         23          19
Occupancy rate(6)                            94.1%       91.7%       94.8%      94.0%         --


Notes (1) - (6): See notes to Selected Financial and Operating Data on page 18.



                              OPERATING REVENUES
                                 (in millions)

             '92     '93    '94    '95     '96
              --      --     --     --      --
             16.9    25.6   34.0   37.3    47.3




                               RESIDENT CAPACITY
                                 OF OWNED AND
                              MANAGED FACILITIES
                                (in thousands)


             '92     '93    '94    '95     '96     '97
              --      --     --     --      --      --
             1.6     1.9     2.2    2.3     3.1      5.0*



* Resident capacity for 1997 includes the additional capacity of facilities currently under construction and expected to open in 1997.


Note: All references to Sunrise Assisted Living or the Company refer to Sunrise Assisted Living, Inc. and its predecessors and subsidiaries.

NEW WAYS TO SERVE THE GROWING SENIOR CARE MARKET

[PHOTO of Exterior of a Sunrise Model Facility]

QUALITY CARE WITH A HEART FOR SERVICE

[PHOTO of Family Member with Model]


2    LETTER TO SHAREHOLDERS
     Chairman, President and CEO Paul Klaassen outlines 1996 achievements and the Company's strategy for disciplined growth.


6    FIFTEEN YEARS OF GROWTH AND INNOVATION
     One of the leading and largest providers in the assisted living industry, Sunrise has been at the forefront of advocating and implementing new approaches to senior care.


8    LEADING A GROWING INDUSTRY
     Five key factors are contributing to the rapid growth of the assisted living industry.


10   A GROUNDBREAKING DESIGN
     The Company's Victorian-style model facility has been fine-tuned and time-tested to better serve the needs of assisted living residents.


12   A DEDICATION TO SERVICE
     The Sunrise approach to assisted living hinges on a respect for the diverse needs of seniors.


14   TAKING A FRESH APPROACH
     Sunrise has developed innovative programs for residents with Alzheimer's disease and related memory impairments.


16   POSITIONED FOR GROWTH
     The Company has an experienced, committed management team that is focused on making assisted living by Sunrise available to thousands more seniors across the country.


CORPORATE PROFILE

Sunrise Assisted Living, Inc. is one of the nation's leading providers of assisted living care for seniors. Founded in 1981, the Company is one of the oldest and largest in the industry, with 37 communities in 11 states and 22 more under construction as of March 17, 1997. The Sunrise Principles of Service focus on providing seniors with high quality, personalized care in a homelike, residential environment that encourages independence, protects privacy and fosters individuality.

[PHOTO]

Paul J. Klaassen
Chairman, President and
Chief Executive Officer

TO OUR SHAREHOLDERS, CUSTOMERS
AND EMPLOYEES:

BY ANY MEASURE, THIS IS AN EXTRAORDINARY TIME FOR SUNRISE. Allow me to take just a moment to set the stage for you. When we opened the doors of the first Sunrise in Fairfax County, Virginia in 1981, our dream was to offer frail seniors who could no longer live on their own an alternative to traditional nursing home care. We knew many seniors didn't need the intensive medical care provided by nursing homes, but they wound up there anyway because there was nowhere else for them to go. We set out to offer these seniors another choice--one that would provide them with loving, personalized care in an attractive, homelike environment, and one that would encourage them to be as active and independent as they possibly could be.

     Fifteen years have passed since then, and an entire industry dedicated to this new approach is transforming long-term care in America. Sunrise has been at the forefront of this industry and has grown into a strong, dynamic company, filled with thousands of dedicated, professional caregivers and led by a team of skilled, experienced managers who have a vision and a plan for making assisted living by Sunrise available to thousands more seniors and their families throughout the country.

     It is a privilege and a pleasure to take the pulse of this dynamic, fast-growing company and report to you the highlights of what has been a very successful year.


1996 RESULTS

We are very pleased with our 1996 financial performance. Our revenues for the year were up $10 million over 1995, and our fourth quarter revenues grew 56 percent over 1995 fourth quarter revenues. Our operating loss of $4.8 million was in line with our expectations and reflects the substantial investments we made during the year to build our corporate infrastructure. We continued to make these investments in people and systems during 1996 to support the completions and openings of a substantial number of new Sunrise communities in 1997 and 1998.

     Our net loss also includes $4 million of depreciation and amortization expense because we own the majority of our assets. We believe this asset ownership strategy will provide the best long-term value for our shareholders. Our fourth quarter loss of $182,000 was a significant improvement over our 1995 fourth quarter loss of $7.8 million and moves us closer to profitability on an earnings per share basis. I should mention, too, that we reported positive cash flow from operations for the third consecutive year.


FINANCE

In finance last year, we also significantly enhanced Sunrise's balance sheet. On the equity side, we completed two successful public offerings, raising gross proceeds of $211.3 million. These offerings gave us the capital base to continue to execute our recently expanded growth plans, which include the aforementioned ownership of our own assets. We also maintain enough liquidity to be highly selective in looking at development and acquisition opportunities.

     On the debt side, from Jan. 1, 1996 through March 17, 1997 we received commitments for a total of $190 million from 12 lending institutions, including a $90 million commitment from our sector's first bank syndicate group, which was led by NationsBank. We believe we now have one of the best balance sheets and one of the lowest costs of capital in the assisted living sector.


DEVELOPMENT

In development, we have made significant progress in implementing our major metropolitan market strategy by expanding into four new states, opening five new model communities, beginning construction on 22 more and identifying many additional sites. Sunrise now has a presence in most of the top metropolitan markets in the country.

     We believe that to be successful in assisted living in the long run, a company must have three things:the best physical model, the best locations, and most importantly, excellent care through great execution. All three are critical for long-term success, and I am proud and confident to say that Sunrise scores high in each category. Our model, now in its eighth generation, is the most tested and refined in the industry, and our architecture and design team continues to improve it with each new community we build. We've successfully secured top locations in some of the best demographic zip codes in the U.S., and we believe our track record in operations is deeper and more experienced than that of any other provider in the country.


HIGHLIGHTS


- Completed two successful public offerings, raising gross proceeds of $211.3 million.


-    Achieved a market capitalization of $516.5 million by year-end.


-    Received commitments for $190 million from 12 lending institutions.


- Opened five new communities and began construction on 22 more in major metropolitan markets.


-    Acquired seven new assisted and independent living properties.


- Increased resident capacity of Sunrise-operated facilities to more than 3,300.


- Made further investments in the Company's infrastructure, adding several experienced senior managers and expanding our employee base to nearly 2,400 to support our aggressive yet disciplined growth plans.

We're proud of the special role we've played in the emergence of this new industry--helping to define the field, introducing cutting-edge new building models and operational systems, and setting financial benchmarks.


ACQUISITIONS

On the acquisitions side, we are continuing to selectively purchase strategic senior living assets across the country on which we're proud to put the Sunrise name. During 1996, we acquired six assisted and independent living communities. In 1997 so far, we have acquired one additional property and signed a contract to purchase one more.


OPERATIONS

In operations, we have been rewarded with very high occupancy levels in our existing homes and rapid fill-up in our new communities. We've also enhanced Sunrise quality assurance programs and recruitment and training efforts to ensure our residents consistent, high quality care that is delivered by caring, dedicated professionals.

     Undergirding the progress I've just outlined is Sunrise's belief in the sacred value of each human life. Out of this belief have come our fundamental Principles of Service--principles such as encouraging independence, preserving dignity and fostering individuality, which have become defining hallmarks of the assisted living industry. Our approach to caregiving has evolved from and is guided by these principles.

     Sunrise team members share two other values:a belief in the joy of service and a sense of mission or calling to this work. Consistently delivering warm, loving, safe and high-quality

[PHOTO of Exterior of a Sunrise Model Facility] environments and quality care to frail human beings is special work. Sunrise team members recognize this special responsibility, and we look for others to join us who share this sense of calling. We also believe that true happiness comes from service. This is no old-fashioned homily at Sunrise. It is a fundamental, core value we look for in anyone who joins the Company. I want to personally thank all Sunrise employees for honoring these values in your daily work and for the tremendous effort you put forth in 1996 to carry on and expand our Company traditions.


OUR VALUES

We're proud of the special role we've played in the emergence of this new industry--helping to define the field, introducing cutting-edge new building models and operational systems, and setting financial benchmarks. We're also pleased with the accomplishments I've just outlined --an aggressive yet disciplined growth plan that is on or ahead of schedule, continued investments in people and infrastructure to support that growth, and balance-sheet strength. We are not, however, content. In this emerging industry, we know that the best assisted living care has yet to be invented. And that motivates us to continually seek ways to improve our care and thereby maintain our tradition of leadership and standard-setting in the industry. On this foundation of time-tested leadership and experience, we approach the future with confidence and excitement.

     On behalf of the entire Sunrise team, I want to express our appreciation to you--our shareholders, residents and families--who have placed your trust in us. We look forward to serving you in the years ahead.

Sincerely,



/s/ PAUL J. KLAASSAN
---------------------------------
Paul J. Klaassen
Chairman, President and Chief Executive Officer
March 17, 1997


[PHOTO of Exterior of a Sunrise Model Facility]

We completed two successful public offerings, raising gross proceeds of $211.3 million, and received commitments for $190 million from 12 lending institutions, giving us a capital base of $401.3 million to execute our recently expanded growth plans.

[PHOTO of Sunrise Care Manager with Resident]

[PHOTO of Exterior of a Sunrise Model Facility]

[PHOTO of Resident]

[PHOTO of Sunrise Care Manager Assisting Resident with Eating]

[PHOTO]


Sunrise Executive Vice President Terry Klaassen visits with Sunrise of Annapolis resident Arthur Janushek. In 1981, Terry and Paul Klaassen opened and personally provided live-in care at the first Sunrise community in Fairfax County, Va.

15 YEARS OF GROWTH AND INNOVATION

In 15 years, Sunrise Assisted Living has grown from a single residence in Northern Virginia to a network of 37 owned and managed facilities in 11 states, as of March 17, 1997. With 22 new assisted living facilities under construction and many more in earlier stages of development, Sunrise expects to operate more than 90 communities by year-end 1999. Today, the Company is one of the largest and most experienced in the growing assisted living industry.

     Assisted living offers personalized care and supportive services in a homelike, residential environment for seniors who need some assistance with activities of daily living but who do not have complex medical needs that require skilled nursing care. The industry evolved out of a consumer desire for an alternative to traditional long-term care options such as nursing homes and home health care. Sunrise offers seniors a range of services, from assistance with basic activities of daily living--such as help with bathing, eating and dressing--to medication management and Alzheimer's care.


COMPANY HISTORY

Fifteen years ago, Sunrise founders Paul and Terry Klaassen were among the first to recognize the need for a new approach to long-term care. Seeing a gap in the market for high-quality, residential-style senior care facilities, they opened their first Sunrise Assisted Living community in Fairfax County, Va. in 1981 by renovating a former nursing home. Caring for residents and training the staff themselves, the Klaassens developed a new approach to delivering high-quality, personalized care that has set industry standards. By 1985, the Company had renovated and opened two more communities in Warrenton and Leesburg, Va.

     As the Sunrise operating philosophy evolved, it became clear that the new approach to long-term care could be better executed if a new building was designed to specifically support assisted living care. As a result, based on seven years of operating experience, in 1988 Sunrise opened its first model community, a 60-resident community in Arlington, Va. especially designed for assisted living. Based on a Victorian-style manor home, that model has won numerous awards, and the design has been refined each year since then to reflect Sunrise's growing understanding of how to better serve seniors and their families.


DEVELOPMENT AND ACQUISITIONS

Recognized as a premier, full-service provider, the Company is now developing clusters of communities in major metropolitan areas and surrounding suburban markets throughout the country. In some cases, Sunrise has initially expanded into new markets through acquisitions. For example, in 1996 Sunrise acquired six assisted and independent living communities in California, Florida, Georgia and South Carolina. And, in February 1997, the Company completed the acquisition of a property in Valencia, Calif., and the first of a planned three-property acquisition from the California-based WindChime Group, LTD. by acquiring a property currently under construction in Walnut Creek, Calif., an area east of San Francisco Bay. These acquisitions will give Sunrise an immediate presence with high-quality communities in several major markets the Company has targeted for development.


[PHOTO]

"My mother-in-law loves it at Sunrise. There's always something for her to do: she plays cards, does crafts and enjoys her friends. That means we can go to bed at night feeling at ease with her care and not the least bit guilty about her being there. We're very, very happy with Sunrise and have recommended it to others."

-- Linda Stevens, R.N.

[PHOTO of Interior of Sunrise Model Facility]

"Not only is assisted living far more palatable than life in a nursing home--the facilities are residential rather than institutional--but it's also cheaper, crucial in the era of managed care."

"Promising Industries for 1997," FORTUNE, December 23, 1996

[PHOTO of Interior of Sunrise Model Facility]

[PHOTO of Interior of Sunrise Model Facility]

[PHOTO of Interior of Sunrise Model Facility]

[PHOTO of Two Residents and Two Models]

"With the number of Americans age 85 and older projected to increase from 3.7 million last year to 6 million in 2010, the assisted-living concept is hot. Last year the industry generated $12 billion in revenues; it's expected to grow by almost 20% a year for the next three to five years."

"Up & Comers: Sunrise Assisted Living,"
FORBES, February 24, 1997

LEADING A GROWING INDUSTRY

The assisted living industry has enjoyed dramatic growth in the last decade. Introduced in the U.S. in the early 1980s, it has become a $12 billion industry and is growing at an estimated 15 to 20 percent per year. Already one of the fastest growing segments of the overall health care delivery system, analysts predict the assisted living industry will grow to $20 billion by the year 2000 and reach $75 billion by the year 2005. A number of factors are driving this growth. They include:

CONSUMER PREFERENCE. Many seniors who are unable to live at home but who do not have complex medical needs prefer the homelike environment and individualized care of assisted living to the often restrictive and institutional settings of traditional nursing homes. With its new approach to care and environments, assisted living is filling an important niche in the long-term care market.

GROWTH OF THE AGING POPULATION. The 85-plus age group--the primary market for assisted living--is projected to be the fastest growing population segment between 1990 and 2020. It is expected to more than double from 3.1 to 7 million people by 2020 and to increase to 18.9 million by 2050 when the baby boomers reach their 80s. Because functional limitations increase with age, an estimated 30 to 60 percent of people over 85 need some form of assistance with basic daily activities such as eating, bathing, dressing and walking--needs that can often be met by assisted living.

COST ADVANTAGES. Assisted living generally costs less than skilled nursing and home health care. And while many nursing homes rely on Medicaid and Medicare reimbursements, more than 95 percent of services in publicly-traded assisted living companies are reimbursed through private pay. Over time, given cost-containment pressures within the health care industry, affordability should play an increasing role in a shift toward assisted living.

A SHIFT IN DEMAND. While the senior population is growing, the supply of skilled nursing home beds per 1,000 persons 85 and older is declining. Nursing homes are increasingly focused on higher acuity patients with higher reimbursement profiles, creating a need for assisted living for those who do not have complex medical needs. Many lower-acuity nursing home residents are also shifting to assisted living because of its affordability and the higher degree of freedom and independence it offers. In fact, recent studies by the U.S. Department of Health and Human Services found that between 25 and 40 percent of nursing home residents could be more appropriately cared for in less costly and less institutional environments such as assisted living.

CHANGING FAMILY DYNAMICS. Due to several socioeconomic trends, many adult children are no longer able to care for elderly parents in their own homes. These trends include the increased participation of women in the work force, the geographic dispersion of families throughout the country, and rising divorce rates. Assisted living buyers or decision-makers are typically children in the 45 to 64 age range who are looking for care for their elderly parents. Interestingly, a recent study by the American Association of Retired Persons
(AARP)revealed that 80 percent of the seniors surveyed, if given a choice, would prefer not to live with their children.

[PHOTO]

"I had a stroke in 1995 and my doctor said I could no longer live at home without 24-hour care. My three children have families and responsibilities of their own and couldn't do it, so we decided on Sunrise of Annapolis. I love it here because it has a homey, warm feeling and lots of natural light, and the care managers are wonderful. I'm a widow, and Sunrise gives me the security of 24-hour emergency watch in case I get sick. The company is wonderful, my neighbors are great, and there's a real sense of community here."

-- Lela Vieser

[PHOTO]

"My mother's care at Sunrise has been of such quality that our family has been continually reassured of her well being. Sunrise, in our view, is seldom equaled and never surpassed in assisted living."


-- James C. Pfautz
   Major General, USAF (Ret.)

[PHOTO of Sunrise Model Facility Under Construction]

[PHOTO of Sunrise Model Facility Under Construction]

[PHOTO of Interior of Sunrise Model Facility]

[PHOTO of Construction Worker at Sunrise Model Facility Under Construction]


The grand staircase at the center of every Sunrise model facility is symbolic of the architecture and lifestyle of an elegant Victorian manor home.

[PHOTO]

[PHOTO of Interior of Sunrise Model Facility]

[PHOTO of Interior of Sunrise Model Facility]

[PHOTO of Sunrise Model Facility Under Construction]


- 37 communities currently operated

- 22 under construction

- 23 sites under contract



   As of March 17, 1997

A GROUNDBREAKING DESIGN

The success of assisted living rests, in large measure, with the fact that it offers a comfortable, residential-style environment, in contrast to the institutional settings traditionally associated senior care. The distinction at Sunrise Assisted Living is dramatic down to the smallest detail. Each Sunrise model facility has the look and feel of a well-appointed, Victorian manor home. Large, low windows, incandescent and non-fluorescent lighting, and carpeting are found throughout. Hallways are rare, with rooms instead often opening up to other rooms. Where hallways do exist, they are short and wide, resembling those in a private home.

     Because, over the course of a lifetime, people generally prefer to "trade up" each time they move to a new home, a special effort is made at Sunrise to ensure that what may well be a resident's last home is particularly elegant and that much finer than the home they left behind. That effort extends to the smallest detail--lush, richly colored upholstery, fresh cut flowers and linen table cloths are standard fare at every Sunrise community. Even the hand rails along the walls, necessary in a residence for seniors, are disguised as decorative chair rails.

     Every aspect of Sunrise's model design serves the central purpose of creating a warm, comfortable environment--a place where residents and their families can feel at home. Each community is kept small, accommodating 70 to 110 residents, and interior rooms are sized to residential scale. Sunrise's unique design provides residents with a community-within-a-community: A series of "neighborhoods" consisting of clusters of private resident rooms surround a central parlor which leads, in turn, to common areas for dining and socializing.


SUNRISE INTERIORS

Convinced that environment has an enormous impact on people's health and well-being, Sunrise interiors are elegantly furnished and accessorized by Martha Child Interiors, a design firm owned by Sunrise, to create a sense of warmth, comfort and stimulation. Resident neighborhoods are decorated in themes for increased interest and to help residents locate their suites. Walls are covered with art work, clocks and decorative plates, and common areas feature flowers, candlesticks and figurines throughout.

     The first residence built according to Sunrise's model design, a 60-resident home in Arlington, Virginia, opened in 1988. Since then, the design has been fine-tuned and time-tested, to better serve the needs of assisted living residents and their families. For example, when experience revealed that family and friends prefer to visit with residents in public areas rather than always gathering in a resident's private room, Sunrise increased common area space in each residence to approximately 40 percent of the total space to make frequent visits by family and friends more comfortable and enjoyable.

     The building design is integral to the successful implementation of the Sunrise operating philosophy that promotes the independence, privacy and well-being of residents and their families. Standard design elements include sun porches, gardens and walking paths; a small, private dining room where residents can entertain family and guests; and a bistro/ice cream parlor/cafe that is always open for snacks and entertaining guests. All of these elements work together to support the needs of Sunrise residents and their families.


[PHOTO]

"Sunrise environments are highly residential in character and achieve a natural balance between beauty and utility."


-- Victor Regnier, FAIA Professor, School of Architecture Andrus Gerontology Center University of Southern California, and Sunrise Consulting Architect

PRINCIPLES OF SERVICE

Sunrise pledges to serve with kindness, love and professionalism, while demonstrating a commitment to the following principles:


PRESERVING DIGNITY

Each resident is esteemed as a unique individual whose life and experiences are valued and respected.

ENCOURAGING INDEPENDENCE

Residents have a right to be as independent as they possibly can be. Through a combination of services and assistance, Sunrise whenever possible encourages each resident's self-reliance.

ENABLING FREEDOM OF CHOICE

Residents make their own choices and create their own schedules. Each one decides what to do and when to do it. After all, it's their life--and it's their home.

PERSONALIZING SERVICES

Personal, one-on-one attention in a caring, home-like setting can help seniors maintain a sense of dignity, purpose and self-esteem.

PROTECTING PRIVACY

While assisting residents with personal needs such as bathing, dressing and toileting, Sunrise is committed to protecting each resident's privacy and dignity.

FOSTERING INDIVIDUALITY

Quality care and assistance include recognizing the interests, abilities and routines of each individual resident. Programs, activities and daily care are flexible with residents' personal needs and preferences.

NURTURING THE SPIRIT

From wellness care and assistance with activities of daily living, to a full calendar of activities and the social interaction that makes life meaningful and enjoyable, Sunrise cares for the whole person--mind, body and spirit.

INVOLVING FAMILY AND FRIENDS

Sunrise is not like traditional long-term care facilities with set visiting hours. Residents' friends and family are always welcome, and their involvement is wholeheartedly encouraged.

[PHOTO]

[PHOTO]

[PHOTO]


Assisted living strikes a balance between independence and care, offering residents the assistance they need while still assuring them privacy, dignity and freedom of choice. Sunrise residents are encouraged to get up and dressed every morning. They have the option of spending the day as they choose, taking advantage of a variety of activities, including exercise and wellness programs and up to six different planned social and recreational opportunities each day.

A DEDICATION TO SERVICE

Sunrise offers a full range of assisted living services, from basic care through Alzheimer's care, enabling many residents to "age in place" as their needs change. Most Sunrise residents need assistance with some activities of daily living, such as eating, bathing and dressing, as well as support with transportation, coordination with physicians, housekeeping and other services. Sunrise also offers medication management, incontinence products and services programs, and a special program for residents with Alzheimer's disease and other forms of memory impairment. These programs are tailored to the individual needs of each resident, monitored over time and adjusted as needed, to provide personalized care to each individual resident.

     In this range of assisted living services, Sunrise is dedicated to serving residents with high-quality, compassionate care that is consistent with its Principles of Service that appear on the facing page. These principles are the foundation of the Company's operating philosophy and are at the core of every aspect of Sunrise's operations--from building design and development through program development and staff training.


SUNRISE FIVE-STAR TRAINING PROGRAM

For 15 years, Sunrise has played a leadership role in setting industry standards by developing innovative programs and creating special Sunrise Signatures that distinguish the Company from other assisted living providers. One such program is the Company's unique Five-Star Training Program that it developed to help caregivers increase their knowledge and sharpen their skills. Understanding that the key to delivering high-quality, personalized care is a well-trained staff of dedicated, compassionate caregivers, Sunrise has continually refined this five-level training program to ensure that it enables team members not only to achieve competency in various areas, but to understand how to implement the Company's Principles of Service in their day-to-day work in Sunrise communities.

     Another Sunrise program that is unique to the industry is its caressable pets program, designed to enhance the emotional well-being of residents. Because pets can bring joy and offer comfort and unconditional love to residents, every Sunrise home has a dog or cat living on the premises.

     A number of Sunrise communities also have intergenerational programs that serve the educational needs of children while providing love, attention and stimulation for seniors. For example, at Sunrise of Gunston, Va., seniors with educational backgrounds tutor first-graders in reading and phonics at the local school. And at Sunrise of Fairfax, Va., students from the Talent Houseschool next door join seniors regularly for activities ranging from baking and singing to reading and arts and crafts.


SUNRISE SIGNATURES

Recognizing that extra little touches can make a world of difference in quality of life, Sunrise has further differentiated itself from other assisted living providers through its Sunrise Signatures--unique services, programs and features that are found in every Sunrise community. For example, once a week, fresh bread is baked in the kitchen of every Sunrise residence, and freshly cut flowers are on display every day in the foyers, dining rooms and public restrooms of every Sunrise home. In the common areas, a box of children's toys is always available for visiting families, and a photo album displaying resident activities is always on hand. These and other Sunrise Signatures are part of the ongoing process of creating a strong sense of place where Sunrise residents and their families feel comfortable and at home.

[PHOTO]

"Being a caregiver means helping others, caring for them and taking after them the way you would if they were your own family and living in your own home."


-- Nina Brown
   Sunrise care manager

[PHOTO]

"Our residents need assistance from people whose focus is not `how can I get through this day,' but rather, `how can I help this resident have a great day.'"


-- Cindy Eller
   Sunrise team member

"...Sunrise homes are furnished with `life skills stations,' such as a nursery and office, and staff members frequently pull out `reminiscence kits' for the residents to enjoy....`It's a more positive approach to taking care of somebody with Alzheimer's,' [Sunrise employee Melanie] McKibbin said. `We incorporate a lot of what they remember into their lives, and this brings about a sense of comfort, security and recognition. It helps to alleviate the fear of the unknown and gives them something to hold onto that they're comfortable with.' "

-- "Calming the Confusion
         of Alzheimer's,"
     THE WASHINGTON POST,
            Feb. 20, 1997



[PHOTO of Residents]

[PHOTO of Residents]

[PHOTO of Interior of Sunrise Model Facility]

[PHOTO of Interior of Sunrise Model Facility]

[PHOTO of Resident with Child]

[PHOTO of Resident with Dog]

[PHOTO of Resident]

TAKING A FRESH APPROACH

According to the Alzheimer's Association, four million Americans have Alzheimer's, a progressive, degenerative disease that affects cognitive function. Half the population over age 85 reportedly has the disease and, by 2050, Alzheimer's disease is expected to affect 14 million people. Its symptoms include confusion and loss of short-term memory, making it increasingly difficult for people to care for themselves.

     To meet the needs of residents with Alzheimer's disease and related memory impairments, Sunrise has developed an innovative program that incorporates best practices in Alzheimer's care from around the world. Called the Sunrise Reminiscence Program, the program was developed in accordance with the Alzheimer's Association's Guidelines for Dignity and incorporates elements that help stimulate the memories and senses of residents with Alzheimer's disease.


REMINISCENCE LIFE SKILLS CENTERS

The Sunrise Reminiscence Program uses special Life Skills centers and kits to help residents with memory impairments tap into their memories and find pleasure in reenacting moments from their past. The content of the centers and kits varies depending on the personal histories and interests of the residents in each particular Reminiscence Neighborhood, but faux nurseries and offices (see photos, left), along with sewingboxes, tool kits and wedding memorabilia, are often used to help residents find joy and comfort in remembering important moments and activities from their pasts. Other program elements help residents connect with the world around them through music and multi-sensory experiences, including textural art that encourages touching--an important source of stimulation for seniors with Alzheimer's disease.


REMINISCENCE NEIGHBORHOOD DESIGN

Many Sunrise communities feature dedicated, secure areas that are specially designed for residents with Alzheimer's disease and related memory impairments. Called Reminiscence Neighborhoods, these areas include circular wandering paths throughout that allow residents to more easily find their way back to their suites. Reminiscence Neighborhood kitchens feature specially-designed low counters that are used for therapeutic activities such as flower arranging and group games, as well as everyday dining purposes. Alzheimer's team member offices are designed with windows and Dutch doors to enable team members to remain in contact with residents even while they work on care plans or visit with family members.

     Caring for residents with Alzheimer's disease requires special skills, an understanding of the nature of this degenerative illness, and a patient and loving disposition. Sunrise Alzheimer's caregivers receive training to help them better communicate and build strong relationships with residents. It is not unusual to find a Sunrise team member in a Reminiscence Neighborhood dancing with a resident, looking at old family photographs or listening to a favorite opera. Helping residents with Alzheimer's disease enjoy each day is a primary objective of the Sunrise Reminiscence Program.

[PHOTO]

"Sunrise offers seniors with Alzheimer's disease a high quality of life by providing them with the structure, consistency and supervision they need while preserving their dignity and encouraging their independence. That's a difficult balance to strike, but Sunrise does an excellent job."


-- Dean J. Storer, M.D.
   Board-Certified
   Geriatric Psychiatrist

[PHOTO]

"My wife Joanne has Alzheimer's disease, and I pray each day for her health and happiness and for her peace and contentment. I think Sunrise has given her that, and the whole family does."


-- Paul E. Schratwieser

[PHOTO]


From left to right: Paul J. Klaassen, Chairman, President and Chief Executive Officer; Teresa M. Klaassen, Executive Vice President and Secretary; Timothy S. Smick, Executive Vice President and Chief Operating Officer; David W. Faeder, Executive Vice President and Chief Financial Officer; Brian C. Swinton, Executive Vice President, Sales and Marketing; and Thomas B. Newell, Executive Vice President, General Counsel and President of Sunrise Development Inc.

POSITIONED FOR GROWTH

With a 15-year history as an innovator and leading provider in the assisted living industry and a working capital base of more than $100 million, Sunrise is well-positioned to capitalize on the growing demand for assisted living care. The Company has a vision for making assisted living by Sunrise available to thousands more seniors and their families across the country over the next several years, and an aggressive yet disciplined plan to carry out that vision.

     The Sunrise growth strategy includes plans to develop at least 52 new model Sunrise communities in targeted markets by the end of 1999. The Company plans to develop clusters of the new facilities in most of the top 20 metropolitan and suburban markets in the U.S. Sunrise's growth strategy also includes plans to acquire select properties as a strategy for entering new markets or strengthening its presence in recently-entered markets. The Company plans to acquire up to nine additional facilities by the end of 1999. In total, Sunrise expects to operate more than 90 facilities by year-end 1999, enabling it to serve thousands more seniors and their families throughout the country.

     Managing this growth will require experience and skill. To date, Sunrise recruitment efforts have paid off in a strong management team with expertise and many years of experience in operations, development, acquisitions and other key areas of the assisted living field. With more than 130 team members on its regional and headquarters staffs, and more than 2,000 on the Sunrise field staff in homes throughout the U.S., a strong infrastructure is in place for aggressive yet disciplined growth.

                   INDEX TO FINANCIAL AND OTHER INFORMATION

18  Selected Financial and Operating Data

19 Management's Discussion and Analysis of Financial Condition and Results of Operations

24  Consolidated Balance Sheets as of December 31, 1996 and 1995

25 Consolidated Statements of Operations of the Company for the years ended December 31, 1996 and 1995 and Combined Statement of Operations of Sunrise Entities for the year ended December 31, 1994

26 Consolidated Statement of Changes in Stockholders' Equity (Deficit) of the Company and Combined Statement of Owner's Deficit of Sunrise Entities

27  Consolidated Statements of Cash Flows of the Company for the years ended
      December 31, 1996 and 1995 and Combined Statement of Cash Flows of Sunrise Entities for the year ended December 31, 1994

28  Notes to Consolidated and Combined Financial Statements

34  Report of Independent Auditors

35  Board of Directors, Officers and Senior Management

36  Facilities Listing and Location Map

                         Sunrise Assisted Living, Inc.
--------------------------------------------------------------------------------
                     SELECTED FINANCIAL AND OPERATING DATA

                                                                             Years Ended December 31,
-----------------------------------------------------------------------------------------------------------------------------
(in thousands, except operating and other data)           1996           1995           1994            1993          1992
-----------------------------------------------------------------------------------------------------------------------------

STATEMENT OF OPERATIONS DATA(1):
Operating revenue                                      $ 47,345       $ 37,258        $ 33,969        $25,598       $16,879
Facility operating expenses                              28,457         21,010          17,983         17,761        11,824
Facility development and pre-rental expenses              2,367          1,172             263            474           231
General and administrative expenses                      10,042          6,875           4,183          2,034         1,655
Depreciation and amortization                             4,048          3,009           3,160          2,799         1,355
Interest expense, net                                     6,425         15,327           8,023          3,491         1,862
(Loss) income before extraordinary item                  (4,760)       (10,137)            562           (637)         (171)
Extraordinary item                                           --             --             850             --            --
Net (loss) income(2) (3)                                 (4,760)       (10,137)          1,412           (637)         (171)
EBITDA(4)                                                 5,713          8,199          11,745          5,653         3,046

BALANCE SHEET DATA(1):
Cash and cash equivalents                              $101,811       $  6,253        $  8,089        $ 3,268       $ 2,499
Working capital (deficit)                               101,855          2,051          (7,305)         1,288           741
Total assets                                            342,839        123,321         109,003         61,159        50,866
Total debt                                              144,544        122,289         110,029         55,207        45,405
Series A convertible preferred stock                         --         23,964              --             --            --
Stockholders' equity (deficit)                          185,824        (31,774)        (16,391)        (2,925)       (1,716)

OPERATING AND OTHER DATA:
Facilities (at end of period):
  Owned(5)                                                   30             20              19             16            14
  Managed                                                     5              8               9              7             5
    Total                                                    35             28              28             23            19
Resident capacity (at end of period):
  Owned(5)                                                2,584          1,557           1,473          1,289         1,067
  Managed                                                   528            712             772            652           549
    Total                                                 3,112          2,269           2,245          1,941         1,616
Occupancy rate(6)                                          94.1%          91.7%           94.8%          94.0%           --

(1) See Notes 1 and 10 of Notes to Consolidated and Combined Financial Statements. The historical financial data for years prior to 1995 represent combined historical financial data for Sunrise Entities.
(2) Net loss per common equivalent shares was $0.51 for the year ended December 31, 1996.
(3) Net loss for 1996 includes a one-time unusual charge of $981,000. See Note 16 of Notes to Consolidated and Combined Financial Statements.
(4) Earnings before interest, taxes, depreciation and amortization expense. The Company has included information concerning EBITDA because it understands that such information is used by certain investors as one measure of a company's operating performance. EBITDA is not determined in accordance with GAAP, is not indicative of cash provided by operating activities and should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP.
(5) Includes all facilities wholly owned by the Company or in which it owns interests. Prior to 1994, several of the owned facilities were leased from predecessor entities.
(6) Based on monthly occupancy for owned facilities operated for at least 12 months, excluding facilities with temporary vacancies due to renovations or resident relocation.

                         Sunrise Assisted Living, Inc.
-------------------------------------------------------------------------------
 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the information contained in the Consolidated and Combined Financial Statements, including the related notes thereto, and the other financial information appearing elsewhere herein. This Management's Discussion and Analysis contains certain forward-looking statements relating to the Company's development and acquisition programs over the next three years that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth elsewhere herein under "Liquidity and Capital Resources." Unless the context suggests otherwise, references herein to the "Company" or "Sunrise" mean Sunrise Assisted Living, Inc. and its subsidiaries and predecessor entities.


OVERVIEW

The Company is a leading provider of assisted living services to the elderly. The Company currently operates 37 facilities in 11 states with a capacity of approximately 3,340 residents, including 32 facilities owned by the Company or in which it has ownership interests and five facilities managed for third parties. The Company also operates two skilled nursing facilities owned by a third party. The Company provides assistance with the activities of daily living and other personalized support services ("Basic Care") in a residential setting for elderly residents who cannot live independently but who do not need the level of medical care provided in a skilled nursing facility. The Company also provides additional specialized care and services to residents with certain low acuity medical needs--Assisted Living Plus Care ("Plus Care") and residents with Alzheimer's disease or other forms of dementia ("Alzheimer's Care"). By offering this full range of services, the Company is able to accommodate the changing needs of residents as they age and develop further physical or cognitive frailties.

     In January 1995, Paul J. Klaassen and Teresa M. Klaassen, the Company's co-founders, contributed all of their interests in certain predecessor entities to the Company in exchange for 100% of the Common Stock and simultaneously raised $32.0 million in a private placement of Preferred Stock ($22.0 million Series A Convertible Preferred Stock funded at closing and $10.0 million of Series B Exchangeable Preferred Stock subject to a call exercised by the Company in January 1996). On June 5, 1996, the Company completed its initial public offering ("the Initial Offering"). The net proceeds to the Company from the Initial Offering, after deducting underwriting discount and offering expenses, were approximately $104.3 million. Upon completion of the Initial Offering, all of the outstanding Series A Convertible Preferred Stock was converted automatically into an equal number of shares of Common Stock and all of the outstanding Series B Exchangeable Preferred Stock was redeemed using a portion of the proceeds of the Initial Offering. On October 30, 1996, the Company completed a second public offering (the "Second Offering"). The net proceeds to the Company from the Second Offering, after deducting underwriting discount and estimated offering expenses, were approximately $91.8 million.

     During 1996, the Company completed the acquisition of six assisted and independent living facilities, one in Santa Rosa, California and five in the Southeast United States, for a total purchase price of $42.5 million. In addition, the Company purchased an additional 30% interest in one of the Company's facilities in exchange for 52,500 shares of Common Stock. On February 5, 1997, the Company acquired an assisted and independent living facility in Valencia, California. The acquisition price was $13.8 million in cash. On January 10, 1997, the Company entered into three purchase-and-sale agreements with one party, giving the Company the right to purchase three properties in Northern California for $17.6 million. One such property was acquired for $8.4 million on February 24, 1997. In addition, the Company completed development of four of its model facilities (Raleigh, NC; Pikesville, MD; Bluebell, PA; and Columbia, MD) which opened and began operations during 1996 and one (Oakton,
VA) in 1997. Over the next three years, the Company plans to develop at least 52 of its model facilities in major metropolitan and suburban markets throughout the United States. During the next three years, the Company also plans to acquire up to 9 additional assisted living facilities or other properties that can be repositioned as Sunrise assisted living facilities. In order to achieve its growth plans, the Company will be required to obtain a substantial amount of additional financing. The Company currently estimates that the net proceeds to the Company of the Initial and Second Offerings, together with existing working capital, financing commitments and financing expected to be available, will be sufficient to fund its development and acquisition programs for at least the next 18 months. See "-- Liquidity and Capital Resources".

     The Company derives its revenues from two primary sources: (i) resident fees for the delivery of assisted living services and (ii) management services income for management of facilities owned by third parties. Historically, most of the Company's operating revenue has come from resident fees, which in 1996 and 1995 comprised 93.3% of total operating revenue. Resident fees typically are paid monthly by residents, their families or other responsible parties. In 1996 and 1995, approximately 99% of the Company's revenue was derived from private pay sources. Resident fees include revenue derived from Basic Care, community fees, Plus Care, Alzheimer's Care and other sources. Community fees are one-time fees generally equal to 60 times the daily resident fee payable by a resident upon admission. Plus Care and Alzheimer's Care fees are paid by residents who require personal care in excess of services provided under the Basic Care program. Management services income, which in 1996 and 1995 accounted for the remaining 6.7% of revenue, consists of management fees which are generally in the range of 5% to 7% of a managed facility's total operating revenue.

     The Company classifies its operating expenses into the following categories: (i) facility operating expenses, which include labor, food, marketing and other direct facility expenses; (ii) facility development and pre-rental expenses, which include non-capitalized development expenses and pre-rental labor and marketing expenses; (iii) general and administrative expenses, which primarily include headquarters and regional staff expenses and other overhead costs; and (iv) depreciation and amortization. In anticipation of its growth plans, the Company made significant investments in its infrastructure in 1996 and 1995, and, to a lesser extent, in 1994 through the addition of headquarters and regional staff.

RESULTS OF OPERATIONS

The following table sets forth certain operating data expressed as a percentage of operating revenue:



                                           Years Ended December 31,
--------------------------------------------------------------------
                                          1996    1995      1994
--------------------------------------------------------------------
Operating revenue                         100.0%  100.0%    100.0%
Operating expenses:
 Facility operating expenses               60.1    56.4      52.9
 Facility development and
  pre-rental expenses                       5.0     3.1       0.8
 General and administrative                21.2    18.5      12.3
 Depreciation and amortization              8.5     8.1       9.3
--------------------------------------------------------------------
Income from operations                      5.1    13.9      24.7
Other income (expense):
 Interest income                            7.0     3.3       1.7
 Interest expense                         (20.5)  (44.5)    (25.3)
 Equity in (losses) earnings of
  unconsolidated partnerships                --      --       0.1
 Minority interests                         0.5      --       0.5
 Unusual charge                            (2.1)     --        --
--------------------------------------------------------------------
(Loss) income before extraordinary item   (10.1)  (27.2)      1.7
  Extraordinary item                         --      --       2.5
--------------------------------------------------------------------
Net (loss) income                         (10.1)% (27.2)%     4.2%
====================================================================


YEAR ENDED DECEMBER 31, 1996 COMPARED TO THE
YEAR ENDED DECEMBER 31, 1995

Operating Revenue. Operating revenue for 1996 increased 27.1% to $47.3 million from $37.3 million in 1995 due primarily to the growth in resident fees. Resident fees (including community fees and fees for Basic Care, Plus Care, Alzheimer's Care and other services) for 1996 increased 27.1% to $44.2 million from $34.8 million in 1995. This increase was due primarily to the inclusion, in 1996, of six acquired facilities with total revenue of $4.5 million, three newly developed facilities with revenue totaling $2.2 million and additional revenue generated by increases in the average resident occupancy and average daily rate for owned facilities operated by the Company for at least 12 months totaling $1.1 million and $1.3 million, respectively. Average resident occupancy for owned facilities operated by the Company for at least 12 months, excluding facilities with temporary vacancies due to renovations or resident relocations ("Same Facilities"), was 94.1% in 1996, compared to 91.7% for 1995. Resident occupancy, including vacancies attributable to renovations at two facilities in order to meet requirements for accepting non-ambulatory residents and the relocation of non-ambulatory residents at a third facility, increased to 92.5% for 1996 compared to 89.6% for 1995. The average daily resident fee (excluding community fees) for owned facilities operated by the Company for at least 12 months increased to $83 for 1996 from $80 for 1995 primarily due to an increase in the Basic Care rate in 1996 and an increase in the number of residents receiving Plus Care and Alzheimer's Care.

     Management services income for 1996 increased by $0.7 million, or 26.7%, to $3.2 million from $2.5 million in 1995 due to an increase in management fees and one-time consulting fees.

     Operating Expenses. Operating expenses for 1996 increased 40.1% to $44.9 million from $32.1 million in 1995. The increase in operating expenses in 1996 is attributable primarily to growth in facility operating and general and administrative expenses.

     Facility operating expenses for 1996 increased 35.4% to $28.5 million from $21.0 million in 1995. As a percentage of operating revenue, facility operating expenses in 1996 increased to 60.1% from 56.4% in 1995. Of the $7.5 million increase in facility operating expenses, $5.0 million was attributable to the opening in 1996 of three newly developed facilities as well as the acquisition of six facilities. The remaining $2.5 million increase was due to an increase in salaries, benefits, training, marketing and other general expenses at existing facilities.

     Facility development and pre-rental expenses for 1996 increased by 102% to $2.4 million from $1.2 million in 1995. This increase was due to a $0.7 million increase in non-capitalized labor and related development costs, a $0.7 million increase in start up costs offset, in part, by a $0.2 million increase in other capitalized costs. There were 20 facilities under construction at December 31, 1996 compared to 6 facilities at December 31, 1995.

     General and administrative expenses in 1996 increased 46.1% to $10.0 million from $6.9 million in 1995. As a percentage of operating revenue, general and administrative expenses increased to 21.2% in 1996 from 18.5% in 1995. Of the $3.2 million increase in general and administrative expenses in 1996, approximately 47.3% was related to labor costs. The remaining increase of $1.7 million was attributable to marketing, consulting, taxes, travel and other general expenses.

     The provision for bad debts was $0.7 million in 1996 and $0.2 million in 1995, respectively. Of the $0.5 million increase, $0.2 million relates to a one-time consulting fee and $0.3 million relates to certain subordinated management fees.

     Depreciation and amortization in 1996 increased 34.5% to $4.0 million from $3.0 million in 1995 primarily due to the opening of three developed facilities and the acquisition of six other facilities and amortization of $0.3 million of capitalized pre-rental costs over twelve months.

     Other income (expense). Interest income for 1996 increased 168.3% to $3.3 million from $1.2 million in 1995 primarily due to a $1.7 million increase from the investment of funds received from the Initial and Second Offerings and interest earned on $5.8 million of revenue bonds purchased in March 1995 (the Company has an option to purchase the facility subject to the revenue bonds, at any time, for fair market value). Interest expense for 1996 decreased 41.3% to $9.7 million from $16.6 million in 1995. In June 1996, the Company paid approximately $8.6 million to a lender as payment in full of a 25% participation interest. During 1995, the Company recorded $5.4 million of expense related to such participation interest. In addition, the Company paid $8.0 million to prepay a portion of the variable rate indebtedness. The lender reduced the interest rate applicable to the $22.0 million outstanding portion of variable rate indebtedness from LIBOR plus 5.75% to LIBOR plus 3.75%. On March 4, 1997, the Company entered into an agreement with the lender reducing further the interest rate from LIBOR plus 3.75% down to LIBOR plus 1.75%.

     Unusual Charge. In order to avoid a possible change in the Company's ability to continue to manage two facilities resulting from the reduction in the Klaassens' ownership interest in the Company following completion of the Company's Initial Offering in June 1996, the Company made a $1.0 million cash payment to the third-party limited partner in these two facilities in exchange for the transfer to the Company by the third party of additional 1% partnership interests in each facility (with a total book value of $18,700) and the elimination of any requirement for the Klaassens' to maintain a specified ownership interest in the Company. This was reflected as an unusual charge during 1996.

     Net (loss) income. The Company incurred a net loss of $4.8 million in 1996, compared to a net loss of $10.1 million in 1995. The reduction in the net loss for 1996 resulted primarily from a $10.1 million increase in operating revenue coupled with a $6.8 million decrease in interest expense and a $2.0 million increase in interest income offset, in part, by a $12.8 million increase in operating expenses and a $1.0 million unusual charge. The Company did not recognize any Federal income tax expense in 1996 because of such net loss. At December 31, 1996, the Company had net operating loss carryforwards for income tax purposes of approximately $15.7 million which expire in years 2010 and 2011. See Note 12 of Notes to Consolidated and Combined Financial Statements.


YEAR ENDED DECEMBER 31, 1995 COMPARED TO THE YEAR
ENDED DECEMBER 31, 1994

Operating Revenue. Operating revenue for 1995 increased 9.7% to $37.3 million from $34.0 million in 1994 due primarily to the growth in resident fees. Resident fees for 1995 increased 8.1% to $34.8 million from $32.1 million in 1994. This increase was due primarily to $1.9 million of additional revenue generated by an increase in the Basic Care rate and the inclusion of a full year of resident fees of $1.4 million for the Gardner Park facility (opened in September 1994), which was offset partially by an $0.8 million decline in average resident occupancy. Resident occupancy fell from 94.8% to 91.7% in 1995 for Same Facilities. Resident occupancy was 89.6% in 1995 including vacancies attributable to renovating two facilities in order to meet requirements for accepting non-ambulatory residents and relocating non-ambulatory residents at a third facility. Same Facility resident occupancy declined in 1995 largely as a result of a decline in resident occupancy at two facilities. At these two facilities, the Company has made management changes and instituted new marketing programs. In addition, the Company strengthened its senior management team by hiring a new chief operating officer.

     The average daily resident fee (excluding community fees) for owned facilities operated by the Company for at least 12 months increased 6.7% to $80 in 1995 from $75 in 1994 primarily due to a 4.4% increase in the average Basic Care rate from $68 in 1994 to $71 in 1995 and an increase in the number of residents receiving Plus Care and Alzheimer's Care services.

     Management services income for 1995 increased by $0.7 million, or 37.0%, to $2.5 million from $1.8 million in 1994 due to a $0.4 million, or 26.8%, increase in management fees related to a full year of income from four management contracts entered into in 1994, and from ancillary services totaling $0.3 million.

     Operating Expenses. Operating expenses for 1995 increased 25.3% to $32.0 million from $25.6 million in 1994. The increase in operating expenses in 1995 is attributable primarily to growth in facility operating expenses, facility development and pre-rental expenses and general and administrative expenditures related to building the Company's infrastructure in connection with its growth plans.

     Facility operating expenses for 1995 increased 16.8% to $21.0 million from $18.0 million in 1994. As a percentage of operating revenue, facility operating expenses in 1995 increased to 56.4% from 52.9% in 1994. Of the $3.0 million increase in facility operating expenses in 1995, $1.2 million was attributable to combination of salary increases for existing staff, increased facility-based staffing required to handle the increased number of residents receiving Plus Care or Alzheimer's Care and training of facility-based personnel. The balance of the increase, $1.8 million, was due to the inclusion of a full year of operations at the Gardner Park facility, other facility expenses such as food, marketing, and legal, and the renovation and opening of a portion of the Village House facility providing assisted living services.

     Facility development and pre-rental expenses for 1995 increased $0.9 million to $1.2 million from $0.3 million in 1994. The increase was due to an increase in development activities. Labor costs increased $0.4 million, unrecoverable direct costs increased $0.6 million, and pre-rental expenses increased $0.1 million. These increases were offset by an increase in capitalized development expenses of $0.4 million.

     General and administrative expenses in 1995 increased 64.4% to $6.9 million from $4.2 million in 1994. As a percentage of operating revenue, general and administrative expenses in 1995 increased to 18.5% from 12.3% in 1994. Of the $2.7 million increase in general and administrative expenses in 1995, approximately 70.8% was related to labor costs including a $1.0 million increase in salary and benefits expenses relating to the hiring in 1995 of 33 additional headquarters and regional office management staff in anticipation of the Company's growth plans, and $0.9 million related to salary increases and benefits for existing staff. The remaining $0.8 million increase is attributable to marketing, consulting, and public relations and other general expenses.

     The provision for bad debts was $0.2 million and $0.1 million in 1995 and 1994, respectively. During 1994, the Company also accrued $0.3 million to recognize anticipated losses on one of its management contracts. Also in 1994, the Company accrued $0.1 million in anticipation of actions taken by Virginia state and local authorities regarding licensure and state building code violations. No loss accruals were recorded in 1995.

     Depreciation and amortization in 1995 decreased 4.8% to $3.0 million from $3.2 million in 1994. In 1994, certain predecessor limited partnerships wrote off $0.2 million of deferred financing costs. These costs were expensed prior to June 8, 1994 when the Company acquired all minority ownership interests in 15 properties utilizing a new debt facility.

     Other income (expense). Interest income for 1995 increased 117.3% to $1.2 million from $0.6 million in 1994 primarily due to a $0.4 million increase related to the purchase in 1995, for $5.0 million, of revenue bonds secured by a Company-managed facility and a $0.2 million increase due to higher cash balances related to the January 1995 private placement of Series A Convertible Preferred Stock. Interest expense for 1995 increased 92.8% to $16.6 million from $8.6 million in 1994. The increase in interest expense primarily was attributable to a $95.0 million mortgage obtained by the Company in June 1994. Interest expense increased by $4.2 million, or 79.4%, in 1995 reflecting the inclusion of an additional five months of interest on such mortgage compared to 1994. Interest expense for 1994 and 1995 includes $0.3 million and $0.5 million, respectively, of amortization expense, which relates to a $3.2 million loan discount recorded on such mortgage. Such discount is being amortized over the term of the mortgage. Interest expense for 1995, totaling $5.4 million, includes accrual of interest expense relating to a 25% participation interest and is based upon an increase during 1995 in the estimated market value of facilities securing the mortgage. Interest expense related to other debt for 1995 decreased 58.8% to $1.3 million from $3.1 million in 1994, due to the repayment of $71.5 million of debt with a portion of the proceeds from the $95.0 million mortgage obtained in June 1994.

     Net (loss) income. The Company incurred a net loss of $10.1 million in 1995, compared to net income of $1.4 million (after a $0.9 million extraordinary item) in 1994. The net loss in 1995 resulted primarily from the $6.1 million of expense recorded in 1995 relating to mortgage loan discount and participation interest and the $6.5 million increase in operating expenses, which were offset, in part, by the $3.3 million increase in operating revenue. The Company did not recognize any Federal income tax expense in 1995 because of such net loss.


LIQUIDITY AND CAPITAL RESOURCES

To date, the Company has financed its operations from long-term borrowings, equity offerings and cash generated from operations. At December 31, 1996, the Company had $143.1 million of outstanding debt (excluding notes payable to affiliates) at a weighted average interest rate of 8.4%. Of such amount, the Company had $77.9 million of fixed-rate debt (excluding a $1.8 million loan discount) at a weighted average interest rate of 8.3%, and $65.2 million of variable-rate debt at a weighted average interest rate of 8.5%. Increases in prevailing interest rates could increase the Company's interest payment obligations relating to variable-rate debt. See Note 6 of Notes to Consolidated and Combined Financial Statements. In January 1995, the Company issued and sold 2,444,444 shares of Series A Convertible Preferred Stock in a private placement for which the Company received gross proceeds of $22.0 million. In January 1996, the Company issued and sold 1,000,000 shares of Series B Exchangeable Preferred Stock, receiving $10.0 million in net proceeds. On June 5, 1996, the Company completed its Initial Offering. The net proceeds to the Company from the Initial Offering, after deducting underwriting discount and offering expenses, were approximately $104.3 million. Uses of the net proceeds from the Initial Offering included $16.6 million in partial payment of the Company's long-term debt, $10.2 million to redeem all outstanding shares of Series B Exchangeable Preferred Stock and $34.0 million to acquire five facilities in southeast United States. On October 30, 1996, the Company completed the Second Offering. The net proceeds to the Company from the Second Offering, after deducting underwriting discount and estimated offering expenses, were approximately $91.8 million. The Company expects to use the balance of the net proceeds from the Initial and Second Offerings to fund continued development of up to 52 new Sunrise model facilities and up to 9 planned acquisitions over the next three years as well as for working capital and general corporate purposes. Working capital increased to $101.9 million at December 31, 1996, compared to $2.1 million as of December 31, 1995, primarily from the net proceeds received from the Initial and Second Offerings.

     Cash provided by operating activities was $1.7 million for 1996, including a $1.0 million payment to a third-party limited partner which was charged to expenses, as compared to $0.9 million for 1995 and $2.7 million for 1994. Unrestricted cash balances were $101.8 million and $6.3 million at December 31, 1996 and 1995, respectively.

     Net cash used in investing activities totaled $113.5 million, $17.9 million and $17.0 million in 1996, 1995 and 1994, respectively. The Company's investing activities included $104.6 million, $12.6 million and $16.1 million in 1996, 1995 and 1994, respectively, related to the Company's development activities. Investing activities in 1996 also included the purchase of $8.1 million of marketable securities. Investing activities in 1995 included the purchase of $5.4 million of tax exempt mortgage revenue bonds. Investing activities in 1994 included the purchase of minority interests in 15 facilities using net proceeds of $5.5 million from the $95.0 million mortgage obtained in June 1994.

     During 1996, the Company's financing activities provided net cash of $207.3 million compared to $15.1 million and $19.1 million provided in 1995 and 1994, respectively. Cash was provided by the Company's Initial and Second Offerings, described above, as well as $28.9 million provided by additional borrowings. During 1996, the Company paid $8.6 million as payment in full of the 25% participating interest in cash flow and appreciation in the value of certain properties. In addition, the Company prepaid $8.0 million of its variable rate debt, paid $0.3 million in dividends to holders of Series B Exchangeable Preferred Stock, and $1.4 million in various financing costs. In 1995, $9.3 million was provided by additional borrowings relating primarily to the construction of facilities, and $20.2 million in net proceeds was provided by the issuance of Series A Convertible Preferred Stock. In addition, $9.6 million in cash distributions were made in 1995. During 1994, the Company consolidated its permanent financing on 15 facilities. Net cash provided by additional borrowings amounted to $25.1 million. The Company received cash contributions of $3.6 million and paid out dividends and distributions during 1994 totaling $10.5 million.

     The Company's growth strategy contemplates the development during the next three years of at least 52 of its model facilities with a capacity of approximately 4,680 residents. To date, the Company has obtained zoning approval for 28 new facilities with a resident capacity of approximately 2,463 residents, including 22 facilities under construction, and has entered into contracts to purchase 21 additional sites, and is negotiating purchase terms for the remaining sites. During the next three years, the Company also plans to acquire up to 9 assisted living facilities or other properties that can be repositioned as Sunrise assisted living facilities. The estimated cost to complete and lease up the 52 new Sunrise model facilities targeted for completion over the next three years is between $310 million and $520 million, which substantially exceeds the net proceeds of the Initial and Second Offerings and existing working capital and financing arrangements. The Company currently estimates that the net proceeds of the Initial and Second Offerings, together with existing working capital and financing commitments and financing expected to be available, will be sufficient to fund its development and acquisition programs for at least the next 18 months. Substantial additional financing will be required to complete the Company's growth plans and to refinance existing indebtedness if cash flows from operations do not increase as a result of planned growth. There can be no assurance that such financing will be available on acceptable terms.

     The Company's ability to achieve its development plans will depend upon a variety of factors, many of which are beyond the Company's control. There can be no assurance that the Company will not suffer delays in its development program, which could slow the Company's growth. The successful development of additional assisted living facilities will involve a number of risks, including the possibility that the Company may be unable to locate suitable sites at acceptable prices or may be unable to obtain, or may experience delays in obtaining, necessary zoning, land use, building, occupancy, licensing and other required governmental permits and authorizations. The Company may also incur construction costs that exceed original estimates, may not complete construction projects on schedule and may experience competition in the search for suitable development sites. The Company relies on third-party general contractors to construct its new assisted living facilities. There can be no assurance that the Company will not experience difficulties in working with general contractors and subcontractors, which could result in increased construction costs and delays. Further, facility development is subject to a number of contingencies over which the Company will have little control and that may adversely affect project cost and completion time, including shortages of, or the inability to obtain, labor or materials, the inability of the general contractor or subcontractor to perform under their contracts, strikes, adverse weather conditions and changes in applicable laws or regulations or in the method of applying such laws and regulations. Accordingly, if the Company is unable to achieve its development plans, its business, financial condition and results of operations could be adversely affected.

     In addition, there can be no assurance that the Company's acquisition of assisted living facilities will be completed at the rate currently expected, if at all. The success of the Company's acquisitions will be determined by numerous factors, including the Company's ability to identify suitable acquisition candidates, competition for such acquisitions, the purchase price, the financial performance of the facilities after acquisition, and the ability of the Company to integrate or operate acquired facilities effectively may have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company has obtained a commitment (subject to certain conditions including syndication) from a financial institution for a $90.0 million credit facility for construction and interim loans to finance the development of up to 10 assisted living facilities by a wholly owned subsidiary of the Company. To date, of this total credit facility, the Company has closed $58.0 million. The Company guaranteed the repayment of all amounts outstanding under this credit facility. The credit facility is for a term of five years and is secured by cross-collateralized first mortgages on the real property and improvements and first liens on all other assets of the subsidiary. Advances under the credit facility bear interest at rates from LIBOR plus 1.7% to LIBOR plus 2.9%. As part of this credit facility, the Company has entered into a swap transaction whereby effective during the period June 18, 1998 through June 18, 2001, outstanding advances of up to $19.0 million under this credit facility, or other LIBOR floating rate debt, bear interest at a fixed rate based on a fixed LIBOR base rate of 7.3%.

     A subsidiary of the Company has received a commitment for a $51.0 million revolving construction credit facility. On February 14, 1997, the Company closed $8.2 million of the total commitment. The credit facility provides for construction and interim loans to finance the development of up to seven assisted living facilities. The Company has agreed to guarantee the repayment of all amounts outstanding under this credit facility. The credit facility is for a term of five years and is secured by cross-collateralized first mortgages on the real property and liens on receivables. Advances under the credit facility bear variable interest rates based upon LIBOR plus 2.25% to LIBOR plus 2.60%. There were no amounts outstanding under this credit facility at December 31, 1996.

     In March 1996, the Company also obtained a $13.0 million, five-year unsecured credit facility to be used for development and acquisitions and working capital needs. There were no amounts outstanding with this credit facility at December 31, 1996.

     The Company's financing documents contain financial covenants and other restrictions that (i) require the Company to meet certain financial tests and maintain certain escrows of funds, (ii) require that the Company's founders, Paul Klaassen and Teresa Klaassen (the "Founders"), maintain ownership of at least 20% of the Common Stock and that one of them serves as Chairman of the Board and President of the Company, (iii) require consent for changes in management or control of the Company, (iv) limit, among other things, the ability of the Company and certain of its subsidiaries to borrow additional funds, dispose of assets and engage in mergers or other business combinations, and (v) prohibit the Company from operating competing facilities within certain distances from mortgaged facilities.

     At December 31, 1996, the Company had stockholders' equity of $185.8 million compared to a stockholders' deficit of $31.8 million at December 31, 1995. The change resulted primarily from (i) adding the receipt of net proceeds from the Company's Initial and Second Offerings of $196.1 million, conversion of Series A Convertible Preferred Stock into an equal number of common shares for $24.0 million, $2.9 million from other common shares issued, including the exercise of stock options, and $0.1 million from the issuance of common stock warrants, and (ii) subtracting $0.7 million relating to distributions made prior to completion of the Company's Initial Offering and dividends paid on Series B Exchangeable Preferred Stock that has been redeemed and net loss for 1996 of $4.8 million.


IMPACT OF INFLATION

Resident fees from Company-owned assisted living facilities and management services income from facilities operated by the Company for third parties are the primary sources of revenue for the Company. These revenues are affected by daily resident fee rates and facility occupancy rates. The rates charged for the delivery of assisted living services are highly dependent upon local market conditions and the competitive environment in which the facilities operate. In addition, employee compensation expense is the principal cost element of property operations. Employee compensation, including salary increases and the hiring of additional staff to support the Company's growth plans, has recently had a negative impact on operating margins and may continue to do so in the foreseeable future.

     Substantially all of the Company's resident agreements are for terms of one year and allow, at the time of renewal, for adjustments in the daily fees payable thereunder, and thus may enable the Company to seek increases in daily fees due to inflation or other factors. Any such increase would be subject to market and competitive conditions and could result in a decrease in occupancy of the Company's facilities. The Company believes, however, that the short-term nature of its resident agreements generally serves to reduce the risk to the Company of the adverse effect of inflation. There can be no assurance that resident fees will increase or that costs will not continue to increase due to inflation or other causes.

                         Sunrise Assisted Living, Inc.
-------------------------------------------------------------------------------

                          CONSOLIDATED BALANCE SHEETS

                                                                                                          December 31,
----------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                                                                                 1996           1995
----------------------------------------------------------------------------------------------------------------------------

ASSETS
Current assets:
  Cash and cash equivalents                                                                          $101,811      $  6,253
  Accounts receivable, less allowance of $927 and $235                                                  1,522         1,005
  Marketable securities                                                                                 8,322            --
  Prepaid expenses and other current assets                                                             2,394         2,643
----------------------------------------------------------------------------------------------------------------------------
    Total current assets                                                                              114,049         9,901
Property and equipment, net                                                                           216,711       104,317
Investment                                                                                              5,750         5,375
Restricted cash and cash equivalents                                                                    1,720         1,261
Other assets                                                                                            4,609         2,467
----------------------------------------------------------------------------------------------------------------------------
    Total assets                                                                                     $342,839      $123,321
============================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable and accrued expenses                                                              $  8,331      $  6,547
  Deferred revenue                                                                                      2,988           904
  Other current liabilities                                                                               103           131
  Current maturities of long-term debt                                                                    772           268
----------------------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                                          12,194         7,850
Notes payable to affiliated partnerships                                                                1,421         1,735
Interests in unconsolidated partnerships                                                                  822           620
Long-term debt, less current maturities                                                               142,351       120,286
----------------------------------------------------------------------------------------------------------------------------
    Total liabilities                                                                                 156,788       130,491
Minority interests                                                                                        227           640
Preferred stock, $0.01 par value, 10,000,000 shares authorized:
  Series A convertible preferred stock, convertible and redeemable; $9 stated
   value and liquidation value of $9; plus preferred return; 2,444,444 shares
   issued and outstanding in 1995                                                                          --        23,964
Common stock, $0.01 par value, 60,000,000 shares authorized, 18,529,869 and
 6,019,475 shares issued and outstanding 1996 and 1995                                                    185            60
Contributed capital (deficiency)                                                                      201,274       (19,733)
Accumulated deficit                                                                                   (15,635)      (12,101)
----------------------------------------------------------------------------------------------------------------------------
    Total stockholders' equity (deficit)                                                              185,824       (31,774)
----------------------------------------------------------------------------------------------------------------------------
    Total liabilities and stockholders' equity (deficit)                                             $342,839      $123,321
============================================================================================================================

See accompanying notes.

                         Sunrise Assisted Living, Inc.
-------------------------------------------------------------------------------

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 for the years ended December 31, 1996 and 1995
              COMBINED STATEMENT OF OPERATIONS OF SUNRISE ENTITIES
                     for the year ended December 31, 1994

                                                                                                    December 31,
----------------------------------------------------------------------------------------------------------------------------
(dollars in thousands, except per share data)                                            1996           1995          1994
----------------------------------------------------------------------------------------------------------------------------
Operating revenue:
  Resident fees                                                                        $44,171       $ 34,752       $32,139
  Management services income                                                             3,174          2,506         1,830
----------------------------------------------------------------------------------------------------------------------------
                                                                                        47,345         37,258        33,969
Operating expenses:
  Facility operating expenses                                                           28,457         21,010        17,983
  Facility development and pre-rental expenses                                           2,367          1,172           263
  General and administrative                                                            10,042          6,875         4,183
  Depreciation and amortization                                                          4,048          3,009         3,160
----------------------------------------------------------------------------------------------------------------------------
                                                                                        44,914         32,066        25,589
Income from operations                                                                   2,431          5,192         8,380
Other income (expense):
  Interest income                                                                        3,297          1,229           566
  Interest expense                                                                      (9,722)       (16,556)       (8,589)
----------------------------------------------------------------------------------------------------------------------------
    Total other expense                                                                 (6,425)       (15,327)       (8,023)
Equity in (losses) earnings of unconsolidated partnerships                                 (12)            (9)           33
Minority interests                                                                         227              7           172
Unusual charge (Note 16)                                                                  (981)            --            --
----------------------------------------------------------------------------------------------------------------------------
(Loss) income before extraordinary item                                                 (4,760)       (10,137)          562
Extraordinary item                                                                          --             --           850
----------------------------------------------------------------------------------------------------------------------------

Net (loss) income                                                                      $(4,760)      $(10,137)      $ 1,412
============================================================================================================================

Net loss per common equivalent shares (Note 9)                                         $ (0.51)
===============================================================================================
Supplemental net loss per common equivalent shares (Unaudited-- Note 9)                $ (0.40)      $  (1.15)
==============================================================================================================

See accompanying notes.

                         Sunrise Assisted Living, Inc.
-------------------------------------------------------------------------------

    CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) AND
           COMBINED STATEMENT OF OWNERS' DEFICIT OF SUNRISE ENTITIES

                                                     Additional  Accumulated
                                           Common     Paid-In-     Owners'
                                           Stock of  Capital of  Deficit of   Shares of Common   Contributed
                                           Sunrise    Sunrise     Sunrise      Common   Stock      Capital   Accumulated
(in thousands)                             Entities   Entities    Entities     Stock    Amount   (Deficiency)   Deficit       Total
------------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1993                  $  11    $ 823     $ (6,502)                                    $  2,642     $ (3,026)
Acquisition of interests not previously
 owned by principal shareholders                                    3,847                                                     3,847
Contribution of partnership capital                                 3,550                                                     3,550
Other capital contributions                               29                                                                     29
Dividends                                                                                                       (3,750)      (3,750)
Cash distributions                                                (16,433)                                                  (16,433)
Other distributions                                                (2,020)                                                   (2,020)
Net income                                                            495                                          917        1,412
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                     11      852      (17,063)       --        --           --        (191)     (16,391)
Issuance of common stock for
 the net assets of Sunrise Entities             (11)    (852)      17,063     6,019      $ 60     $(16,451)        191           --
Liability of stockholder assumed
 at formation                                                                                       (1,448)                  (1,448)
Cost of issuance of Series A
 convertible preferred stock                                                                        (1,834)                  (1,834)
Net loss                                                                                                       (10,137)     (10,137)
Preferred return on Series A
 convertible preferred stock                                                                                    (1,964)      (1,964)
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                     --       --           --     6,019        60      (19,733)    (12,101)     (31,774)
Issuance of common stock warrants                                                                      135                      135
Preferred return on Series A
 convertible preferred stock                                                                                      (858)        (858)
Distributions to stockholders                                                                                     (390)        (390)
Issuance of common stock-- Initial Offering                                   5,700        57      104,237                  104,294
Conversion of Series A convertible
 preferred stock to common stock                                              2,444        24       24,798                   24,822
Forfeiture of preferred return on
 Series A convertible preferred stock                                                               (2,822)      2,822
Dividends paid on Series B
 exchangeable preferred stock                                                                                     (348)        (348)
Issuance of common stock to acquire
 interest in facility                                                            53                    945                      945
Exercise of employee options for common stock                                   259         3        1,964                    1,967
Issuance of common stock-- Second Offering                                    4,055        41       91,750                   91,791
Net loss                                                                                                        (4,760)      (4,760)
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                  $  --    $  --     $     --    18,530      $185     $201,274    $(15,635)    $185,824
====================================================================================================================================

See accompanying notes.

                         Sunrise Assisted Living, Inc.
-------------------------------------------------------------------------------

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 for the years ended December 31, 1996 and 1995
              COMBINED STATEMENT OF CASH FLOWS OF SUNRISE ENTITIES
                     for the year ended December 31, 1994


                                                                                                   December 31,
------------------------------------------------------------------------------------------------------------------------------
(in thousands)                                                                          1996           1995           1994
------------------------------------------------------------------------------------------------------------------------------

Operating activities
Net (loss) income                                                                     $ (4,760)     $ (10,137)     $  1,412
Adjustments to reconcile net (loss) income to net
 cash provided by operating activities:
  Equity in losses (earnings) of unconsolidated partnerships                                12              9           (33)
  Minority interests                                                                      (227)            (7)         (172)
  Provision for bad debts                                                                  734            185           123
  Provision for loss accrual                                                                --             --           350
  Extraordinary gain on extinguishment of debt                                              --             --          (850)
  Accretion of interest on short-term securities                                          (215)            --            --
  Depreciation and amortization                                                          4,048          3,009         3,160
  Amortization of financing costs and discount on long-term debt                           714            457           267
  Accrual of participation mortgage interest                                                --          5,400            --
  Changes in assets and liabilities:
  (Increase) decrease:
    Accounts receivable                                                                 (1,250)          (407)         (300)
    Prepaid expenses and other current assets                                              249           (238)         (596)
    Other assets                                                                        (1,420)          (855)           37
  Increase (decrease):
    Accounts payable and accrued expenses                                                1,784          3,539          (363)
    Deferred revenue                                                                     2,084            (47)         (299)
    Other liabilities                                                                      (28)            36            --
------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                1,725            944         2,736

Investing activities
Increase in restricted cash and cash equivalents                                          (459)           (85)         (552)
Investment in property and equipment                                                  (104,634)       (12,570)      (16,111)
Disposition of property and equipment                                                       --             25            --
Purchase of investment                                                                    (375)        (5,375)           --
Net purchases of marketable securities                                                  (8,107)
Distribution from investment in unconsolidated partnerships                                113             98          (374)
------------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                 (113,462)       (17,907)      (17,037)

Financing activities
Organization costs paid                                                                     --             --           (61)
Net proceeds from sale of Series A convertible preferred stock                              --         20,166            --
Net proceeds from sale of Series B exchangeable preferred stock                         10,000             --            --
Redemption of Series B exchangeable preferred stock                                    (10,000)            --            --
Dividends paid on Series B exchangeable preferred stock                                   (348)            --            --
Net proceeds from Initial Offering of common stock                                     104,294             --            --
Net proceeds from Second Offering of common stock                                       91,791
Net proceeds from exercised options                                                      1,967             --            --
Contributions from partners                                                                 --             --         3,550
Distributions to stockholders/partners                                                    (390)        (9,646)       (6,786)
Net investment of minority interests                                                       (41)           (35)        1,024
Additional borrowings under long-term debt                                              28,870          9,326       101,976
Repayment of long-term debt                                                            (17,165)        (4,296)      (76,841)
Financing costs paid                                                                    (1,369)          (313)           --
Dividends                                                                                   --             --        (3,750)
Additional borrowings from related parties                                                  --             --            10
Repayment of related party note payable                                                   (314)           (75)           --
------------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                              207,295         15,127        19,122
------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                    95,558         (1,836)        4,821
Cash and cash equivalents at beginning of year                                           6,253          8,089         3,268
------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                             $ 101,811      $   6,253      $  8,089
==============================================================================================================================

See accompanying notes.

                         Sunrise Assisted Living, Inc.
-------------------------------------------------------------------------------

            NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
           as of and for the years ended December 31, 1996 and 1995
       and Sunrise Entities as of for the year ended December 31, 1994


1. ORGANIZATION AND PRESENTATION

Sunrise Assisted Living, Inc. (the "Company") is a leading provider of assisted living services for the elderly. Assisted living services provide a residence, meals and non-medical assistance to elderly residents for a monthly fee. The Company's services are generally not covered by health insurance and therefore monthly fees are generally payable by the residents, their family, or another responsible party.

     The consolidated financial statements include the Company's wholly owned subsidiaries that manage, own and develop assisted living facilities. The consolidated financial statements also include subsidiaries that own facilities in which the Company has equity interests ranging from 50% to 80%. It is the Company's policy to consolidate non-wholly owned interests when, through its managing partnership or operating agreements, status as manager of the facility and sole general partner, the Company holds unilateral ability to conduct the ordinary course of business of the facility. All significant intercompany transactions and accounts have been eliminated. The Company accounts for other significant interests on the equity method, because the Company is able to influence significantly both the operating and financial decisions.

     The Company was incorporated in Delaware on December 14, 1994. On January 4, 1995, the Company issued 6,019,375 shares of Common Stock to the majority stockholders in exchange for all of the equity interests in predecessor entities (the "Sunrise Entities"). The equity interests were recorded at the historical cost of the majority stockholders (i.e., a reorganization of entities under common control). Simultaneously, the Company sold 2,444,444 shares of Series A Convertible Preferred Stock at $9.00 per share net of issuance costs of $1.8 million. In addition, the Company assumed notes payable of $2.1 million at January 4, 1995 (see Note 6). Concurrent with the January 4, 1995 transaction, Sunrise Entities distributed an aggregate $9.6 million in cash to the majority stockholders, which was recognized as a distribution payable in Sunrise Entities' December 31, 1994 combined financial statements.

     The Company effected a three-for-one stock split of the Company's Common Stock and increased the number of authorized shares of Common Stock from 20,000,000 to 60,000,000, effective July 11, 1995. Pursuant to the authorization of the Board of Directors and stockholders, the Company effected on March 20, 1996 a one-for-three stock split. All share amounts reflected herein reflect the one-for-three stock split. Authorized shares of Common Stock remain 60,000,000.

     On June 5, 1996, the Company successfully completed an initial public offering (the "Initial Offering") of its Common Stock. A total of 5,700,000 shares were sold by the Company in the Initial Offering at a price of $20 per share for gross proceeds of $114.0 million. The net proceeds to the Company from the Initial Offering, after deducting underwriting discount and offering expenses, were approximately $104.3 million.

     On October 30, 1996, the Company successfully completed a second public offering (the "Second Offering") of its Common Stock. A total of 4,055,241 shares were sold by the Company in the Second Offering at a price of $24 per share for gross proceeds of approximately $97.3 million. The net proceeds to the Company from the Second Offering, after deducting underwriting discount and offering expenses, were approximately $91.8 million.

     The historical financial statements for the year ended December 31, 1994 represent the combined historical results of operations and financial condition of Sunrise Entities. Sunrise Entities, which prior to January 4, 1995 managed, developed and owned assisted living facilities, consist of a management company, a development company, interests in limited partnerships and limited liability companies that owned assisted living facilities and other limited partnerships used to hold equity interests in operating assisted living facilities or development projects. All significant intercompany transactions and accounts have been eliminated in the combined financial statements.

     Disclosures made herein with respect to the year ended December 31, 1994 are to be read as disclosures of Sunrise Entities. All disclosures made in reference to periods subsequent to December 31, 1994, except those specifically identified as relating to transactions prior to the formation of the Company, are disclosures of the Company.

2. SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUE RECOGNITION

Resident fee revenue is recognized when services are rendered. Generally, resident community fees approximating sixty times the daily residence fee are received from potential residents upon occupancy. Resident community fees are recognized as income over the first ninety days of the resident's stay and are ratably refundable if the prospective resident does not move into the facility or moves out of the facility within ninety days. Agreements with residents are for a term of one year and are cancelable by residents with thirty days notice. Revenue from management contracts is recognized in the month in which it is earned in accordance with the terms of the management contract.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

Details of the allowance for doubtful accounts receivable are as follows:

(in thousands)                                 1996     1995
------------------------------------------------------------
Beginning balance                              $235     $ 50
Provisions for bad debts                        734      185
Accounts written off                            (42)      --
------------------------------------------------------------
Ending balance                                 $927     $235
============================================================

PRE-RENTAL COSTS

Costs incurred to initially rent facilities are capitalized and amortized over 12 months. All other pre-rental costs are expensed as incurred.

     Pre-rental costs and accumulated amortization included in other assets are as follows:

                                               December 31,
-------------------------------------------------------------
(in thousands)                                1996      1995
-------------------------------------------------------------
Pre-rental costs                             $1,674     $253
Accumulated amortization                       (345)     (11)
-------------------------------------------------------------
                                             $1,329     $242
=============================================================

PROPERTY AND EQUIPMENT

Property and equipment are recorded at the lower of cost or net realizable value and include interest and property taxes capitalized on long-term construction projects during the construction period, as well as other costs directly related to the development and construction of facilities. Maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. The Company adopted Statement of Financial Accounting Standards ("SFAS") No.121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," in 1996. The adoption of SFAS No. 121 did not have a material effect on the Company's operations or financial position taken as a whole. Property and equipment of the Company are reviewed for impairment whenever events or circumstances indicate that the asset's undiscounted expected cash flows are not sufficient to recover its carrying amount. The Company measures an impairment loss by comparing the fair value of the asset to its carrying amount. Fair value of an asset is calculated as the present value of expected future cash flows.

     Construction in progress includes pre-acquisition costs and other direct costs related to acquisition, development and construction of facilities including certain direct costs of the Company's development subsidiary. If a project is abandoned, any costs previously capitalized are expensed.

DEFERRED FINANCING COSTS

Costs incurred in connection with obtaining permanent financing for Company-owned facilities have been deferred and are amortized over the term of the financing using the effective interest method.

     Deferred financing fees and accumulated amortization are as follows :

                                               December 31,
------------------------------------------------------------
(in thousands)                                1996     1995
------------------------------------------------------------
Deferred financing fees                      $3,915   $2,546
Accumulated amortization                       (948)    (438)
------------------------------------------------------------
                                             $2,967   $2,108
============================================================

INCOME TAXES

Income taxes are provided using the liability method in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis (temporary differences).

CASH AND CASH EQUIVALENTS

The Company considers cash and cash equivalents to include currency on hand, demand deposits, and all highly liquid investments with a maturity of three months or less at the date of purchase.

MARKETABLE SECURITIES

At December 31, 1996, marketable securities consisted of high-quality commercial paper with maturities not greater than 182 days at date of purchase. These securities are classified as available-for-sale in accordance with Statement of Financial Accounting Standards No. 115 ("SFAS 115"). The carrying amount of these securities approximates their market value at December 31, 1996.

STOCK-BASED COMPENSATION

The Company grants stock options for a fixed number of shares to employees with an exercise price generally equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees and accordingly recognizes no compensation expense for the stock option grants.

INTERESTS IN UNCONSOLIDATED PARTNERSHIPS

The Company's interest in accumulated losses of unconsolidated partnership's distributions are recorded below the Company's cost basis, which reflects the Company's obligations as the general partner. The Company has no liability for any other material commitments or contingencies of partnerships in which it is a general partner.

RECLASSIFICATIONS

Certain 1995 and 1994 balances have been reclassified to conform with the 1996 presentation.

3. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                                                    December 31,
-------------------------------------------------------------------
(in thousands)                      Asset Lives    1996      1995
-------------------------------------------------------------------
Land and land improvements            10 yrs.   $ 25,362   $ 13,072
Building and building improvements    40 yrs.    137,369     83,013
Furniture and equipment               10 yrs.     14,996     10,404
-------------------------------------------------------------------
                                                 177,727    106,489
Less accumulated depreciation
 and amortization                                (18,609)   (15,185)
-------------------------------------------------------------------
                                                 159,118     91,304
Construction in progress                          57,593     13,013
-------------------------------------------------------------------
                                                $216,711   $104,317
===================================================================

4. INVESTMENT

On March 1, 1995, the Company purchased all of the outstanding mortgage revenue bonds used to finance a facility managed by the Company. The 10% Bucks County Industrial Development Authority, First Mortgage Revenue Bonds, July 1, 2019, having a face value of $12.5 million, were purchased for $5,000,000. The bonds were in financial default when purchased.

     On June 30, 1995, the bonds were restructured, at no gain or loss to the Company, to reduce their face amount to $5,750,000 (Series A and C) and provide the facility managed by the Company additional funding up to $750,000 for renovations (Series B). Interest only is payable until maturity. The balances outstanding at December 31, 1996 and 1995 are as follows:

                     Face Amount
                    December 31,
---------------------------------
Description         1996     1995      Interest Rate      Maturity Date
-----------------------------------------------------------------------
Series A          $5,000   $5,000            11%           July 1, 2025
Series B             750      375            11%           July 1, 2015
Series C             750      750       20% subject to     July 1, 2010
                                        available cash
Bond discount       (750)    (750)
---------------------------------
                  $5,750   $5,375
=================================

     Subsequent to June 30, 1995, all interest payments on these bonds are current. The Company recognized $752,000 and $443,000 of interest income during 1996 and 1995, respectively, on this investment. These bonds are classified as available-for-sale in accordance with SFAS 115. Management believes the net carrying cost of the bonds approximates market value at December 31, 1996 and 1995.

5. RECEIVABLES AND PAYABLES FROM AFFILIATES

Included in prepaid and other current assets are net receivables from unconsolidated partnerships of $1.0 million and $1.4 million as of December 31, 1996 and 1995, respectively.

     Notes payable to affiliated entities consisted of the following:

                                                                 December 31,
-----------------------------------------------------------------------------
(in thousands)                                                  1996     1995
-----------------------------------------------------------------------------
Notes to related limited partnerships, principal
 and interest due December 31, 1999.
 Interest accrues at 8% annually                              $1,381   $1,435
Notes due to an employee and an entity
 related to that employee. Interest accrues at
 18% annually, principal due June 5, 1999                         40      100
Note payable assumed upon formation of the Company
 due December 31, 1999, bearing no interest                       --      200
-----------------------------------------------------------------------------
                                                              $1,421   $1,735
=============================================================================

6. LONG-TERM DEBT

Long-term debt consists of the following:

                                                         December 31,
--------------------------------------------------------------------------
(in thousands)                                         1996          1995
--------------------------------------------------------------------------
Multi-Property/Participating Blanket First
 Mortgage (the "Multi-Property Mortgage")            $ 87,000     $ 95,000
Other mortgages and notes payable                      25,158        9,745
Accrued participation interest                             --        8,600
Outstanding draws on construction notes payable        32,815        9,685
Line of credit                                             --           --
Discount on the Multi-Property Mortgage long-term
 debt less amortization of $1,350 and $724             (1,850)      (2,476)
--------------------------------------------------------------------------
                                                      143,123      120,554
  Current maturities                                     (772)        (268)
--------------------------------------------------------------------------
                                                     $142,351     $120,286
==========================================================================

     The Multi-Property Mortgage is collateralized by a blanket first mortgage on all assets of a subsidiary of the Company, consisting of 15 facilities which had a book value of approximately $79.0 million at December 31, 1996. The Multi-Property Mortgage consists of two separate debt classes. Class (A) in the amount of $65.0 million bears a fixed interest rate of 8.56% and is interest only until the maturity date of May 31, 2001. Class (B) in the amount of $22.0 million bears a variable interest rate. Class (B) is interest only until July 1, 1997 at which time principal and interest payments are due using a twenty-year amortization schedule. In June 1996, the Company prepaid $8.0 million of its variable rate debt. The interest rate applicable to the remaining balance of the floating rate debt was reduced from LIBOR plus 5.75% to LIBOR plus 3.75% and effective March 4, 1997, it was further reduced to LIBOR plus 1.75%. The lender received additional interest based on 25% of net cash flows as specified in the loan documents, which amounted to $10,000 in 1996, $347,000 in 1995 and $370,000 in 1994. In June 1996, the Company paid the lender $8.6 million as payment in full of the lender's 25% participating interest in cash flow and appreciation in the value of certain properties.

     A participation interest of $3.2 million payable in connection with the Multi-Property Mortgage was recorded at the loan date. A corresponding amount was recorded as loan discount and is being amortized over the life of the loan. Amortization of the discount of $626,000, $457,000 and $267,000 has been included as interest expense in 1996, 1995 and 1994, respectively. During 1995, the Company revised its estimate of the market value of the properties financed by the Multi-Property Mortgage. Additional participation interest on the Multi-Property Mortgage of $5.4 million was accrued and expensed through December 31, 1995 based on the increase in the properties' estimated market value during 1995.

     The other mortgages and notes payable relate primarily to four facilities whereby outstanding balances are collateralized by the total assets of the respective facility. The book value of such assets at December 31, 1996 was $32.7 million. Payments of principal and interest are paid monthly. Interest rates range from 6.875% to 8.75% with remaining maturities ranging from two to thirty-seven years.

     The Company has obtained a commitment (subject to certain conditions including syndication) from a financial institution for a $90.0 million credit facility for construction and interim loans to finance the development of up to 10 assisted living facilities of a wholly-owned subsidiary of the Company. As of December 31, 1996, the Company had closed $58.0 million of the total commitment. The Company guaranteed the repayment of all amounts outstanding under this credit facility. The credit facility is for a term of five years and is secured by cross-collateralized first mortgages on the real property and improvements and first liens on all other assets of the subsidiary. Advances under the facility bear interest at rates from LIBOR plus 1.70% to LIBOR plus 2.90%. As part of this line, the Company has entered into a swap transaction whereby effective during the period June 18, 1998 through June 18, 2001, outstanding advances of up to $19.0 million under this credit facility, or other LIBOR floating rate debt, bear interest at a fixed rate based on a fixed LIBOR base rate of 7.3%. As of December 31, 1996 there were $10.4 million of advances outstanding under this facility secured by six facilities.

     On October 3, 1996, a subsidiary of the Company received a commit-ment for a $51.0 million revolving construction credit facility to develop up to seven assisted living facilities. On February 14, 1997, the Company closed $8.2 million of the total commitment. The Company has guaranteed the repayment of all amounts outstanding under this credit facility. The credit facility is for a term of five years and is secured by cross-collateralized first mortgages on the real property and liens on receivables. Advances under the credit facility bear variable interest rates based upon LIBOR plus 2.25% to LIBOR plus 2.60%. There were no amounts outstanding under this credit facility at December 31, 1996.

     Other construction notes have total available borrowings of $39.3 million. The notes bear interest based on various published interest rate indices. At December 31, 1996, interest rates on the notes ranged from 7.53% to 8.48%, remaining maturities ranged from four to seven years, and the notes were secured by five facilities.

     The Company also has a $13.0 million unsecured credit facility to be used for development and acquisitions and working capital needs. The credit facility is for a term of five years. Advances under the facility bear interest at a rate per annum, fluctuating daily, equal to (at the Company's choice) either one and one-half of one percent plus the greater of (i) the lender's prime lending rate and (ii) the Federal funds rate plus one-half of one percent, or the average LIBOR rate for 1,2,3, and 6 months, divided by one minus a reserve percentage. The reserve percentage is that of maximum reserve requirement for member banks of the Federal Reserve System in New York City. The Company issued to the lender warrants to purchase a total of 50,000 shares of common stock. The per share exercise price of the warrants is $17.00. There were no amounts outstanding under the unsecured credit facility at December 31, 1996.

     The Company's financing documents contain financial covenants and other restrictions that (i) require the Company to meet certain financial tests and maintain certain escrows of funds, (ii) require that the Company's founders, Paul Klaassen and Teresa Klaassen (the "Founders"), maintain ownership of at least 20% of the Common Stock and that one of them serves as Chairman of the Board and President of the Company, (iii) require consent for changes in management or control of the Company, (iv) limit, among other things, the ability of the Company and certain of its subsidiaries to borrow additional funds, dispose of assets and engage in mergers or other business combinations, and (v) prohibit the Company from operating competing facilities within certain distances from mortgaged facilities.

     Principal maturities of long-term debt as of December 31, 1996 are as follows:

(in thousands)
------------------------------------------------------------
1997                                                $    772
1998                                                   5,140
1999                                                   7,338
2000                                                   1,270
2001                                                 102,162
Thereafter                                            26,441
------------------------------------------------------------
                                                    $143,123
============================================================

     Interest paid totaled $10.6 million, $10.2 million and $6.2 million in 1996, 1995 and 1994, respectively, of which $13,000, $18,000 and $17,000 in
1996, 1995 and 1994, respectively, are related to notes payable to related parties. Interest capitalized was $2.0 million, $167,000, and $138,000 in 1996, 1995 and 1994, respectively.

     Restricted cash and cash equivalents at December 31 consists of the following:

(in thousands)                                         1996            1995
---------------------------------------------------------------------------
Under the Multi-Property Mortgage,
 real estate tax escrows, operating and
 capital reserves                                    $  769          $1,105
Other mortgage related real estate tax escrows
 and resident security deposits                         951             156
---------------------------------------------------------------------------
                                                     $1,720          $1,261
===========================================================================

     In June 1994, $3,350,000 of second-trust mortgages related to two of the predecessor limited partnerships, were prepaid for $2,500,000. The gain on prepayment has been reflected as an $850,000 extraordinary gain in the combined statements of operations.

7. REDEEMABLE PREFERRED STOCK

The Company has authorized 10,000,000 shares of $0.01 par value of preferred stock.

     On January 4, 1995, the Company issued 2,444,444 shares of Series A Convertible Preferred Stock (the "Series A Preferred Stock"). The Series A Preferred Stock had a 9% preferred return, compounded annually, payable, together with the stated value of $9 per share, upon redemption. On June 5, 1996, all of the 2,444,444 outstanding shares of Series A Preferred Stock of the Company were converted into an equal number of shares of Common Stock. Preferred return of $2,821,500 through the conversion date was forfeited upon conversion.

     Each Series A Preferred stockholder was obligated to purchase, upon call by the Company, its pro rata portion of 1,000,000 shares of Series B Exchangeable Preferred Stock for $10 per share, or $10,000,000. On January 19, 1996, the Company exercised the call. Upon completion of the Initial Offering on June 5, 1996, the Company redeemed all 1,000,000 shares of Series B Exchangeable Preferred Stock at a redemption price of $10 per share plus accrued dividends of $165,000.

8. STOCK OPTION PLANS AND STOCKHOLDER RIGHTS AGREEMENT

The Company has stock option plans providing for the grant of incentive and nonqualified stock options to employees, directors, consultants and advisors. These plans provide for the grant of options to purchase up to 2,398,065 shares of Common Stock. The option exercise price and vesting provisions of such options are fixed when the option is granted. The options expire ten years from the date of grant and generally vest over a four year period. The option exercise price is generally not less than the fair market value of a share of Common Stock on the date the option is granted. The Company also has a stock option agreement with one of its senior executives. The agreement, as amended, is effective as of January 4, 1995 and covers 450,000 shares of Common Stock that have been reserved for issuance at an exercise price of $8.00. The remaining 300,000 options outstanding expire in ten years of which 225,000 are exercisable.

     A summary of the Company's stock option activity, and related information for the years ended December 31, are presented below:

                                           1996                       1995
                                     --------------------------------------------------
                                                Weighted-                 Weighted-
                                     Shares      Average       Shares      Average
Options                               (000)   Exercise Price   (000)    Exercise Price
---------------------------------------------------------------------------------------
Outstanding at beginning of year        952      $ 6.50           0
Granted                               1,911       21.74         958         $6.50
Exercised                              (258)       7.64           0
Forfeited                               (48)       5.82          (6)         6.30
Expired                                  --                      --
---------------------------------------------------------------------------------------
Outstanding-- end of year             2,557      $17.79         952         $6.50
=======================================================================================

     The following table summarizes information about stock options outstanding at December 31, 1996:


                             Options Outstanding            Options Exercisable
                   -------------------------------------------------------------
                                Weighted-    Weighted-                Weighted-
Range of              Number     Average      Average     Number       Average
Exercise           Outstanding  Remaining    Exercise   Exercisable   Exercise
Prices                (000)    Contractual   LifePrice    (000)         Price
--------------------------------------------------------------------------------
$ 3.00 to  8.00        689       8.43        $ 6.41        308         $ 7.11
 10.50 to 20.00        707       9.30         16.15        161          17.29
 21.50 to 25.63      1,161       9.95         25.54         58          25.63
--------------------------------------------------------------------------------
                     2,557                                 527
================================================================================


     On April 25, 1996, the Board of Directors adopted the 1996 Directors' Stock Option Plan (the "Directors' Plan"). Any director who is a member of the Board of Directors' who is not an officer or employee of the Company or any of its subsidiaries (other than the persons elected as director representatives of the holders of Series A Preferred Stock) is eligible to receive options under the Directors' Plan. An aggregate of 50,000 shares of Common Stock are reserved for issuance to participants under the Directors' Plan. The option exercise price will not be less than the fair market value of a share of Common Stock on the date the option is granted. The period for exercising an option begins six months after the option is granted and generally ends ten years from the date the option is granted. Options granted under the Directors' Plan vest immediately. All options to be granted under the Directors' Plan will be non-incentive stock options. As of December 31, 1996, no options have been granted.

     Pro forma information regarding net income and earnings (loss) per share is required by Statement of Financial Accounting Standards No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 1996 and 1995: risk-free interest rate of 6.2 to 6.5 percent; dividend yield of 0 percent; expected lives of 7 to 10 years; and volatility of 36.8 percent.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                                 December 31,
------------------------------------------------------------------
(in thousands, except per share data)         1996         1995
------------------------------------------------------------------
Net Loss
  As reported                               $(4,760)     $(10,137)
  Pro forma                                 $(9,551)     $(10,377)
Loss per share
  As reported                               $ (0.51)
  Pro forma                                 $ (0.92)


     The weighted average fair value of options granted during 1996 and 1995 were $13.36 and $1.78, respectively.

     The Board of Directors has adopted a Stockholders Rights Agreement ("Rights Agreement") effective April 25, 1996. All shares of Common Stock issued by the Company between the date of adoption of the Rights Agreement and the Distribution Date (as defined below) have rights attached to them. The Rights expire ten years after adoption of the Rights Agreement. Each right, when exercisable, entitles the holder to purchase one one-thousandth of a share of Series C Junior Participating Preferred Stock at a price of $85.00 (the "Purchase Price"). Until a right is exercised, the holder thereof will have no rights as a stockholder of the Company.

     The rights initially attach to the Common Stock. The rights will separate from the Common Stock and a distribution of rights certificates will occur (a "Distribution Date") upon the earlier to occur of (i) 10 days following a public announcement that a person or group (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date") or
(ii) 10 business days (or such later date as the Board of Directors may determine) following the commencement of a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person of 20% or more of the outstanding shares of Common Stock. However, neither Paul J. Klaassen nor Teresa M. Klaassen (nor their affiliates associates and estates) each of whom, as of the date of adoption of the Rights Agreement, beneficially owned in excess of 20% of the outstanding shares of Common Stock will be deemed an "Acquiring Person," unless they acquire an additional 2% of the Common Stock outstanding at the time of completion of the Company's Initial Offering.

     In general, if a person becomes the beneficial owner of 20% or more of the then outstanding shares of Common Stock, each holder of a right may exercise the right by purchasing Common Stock having a value equal to two times the Purchase Price. If at any time following the stock acquisition date (i) the Company is acquired in a merger or other business combination transaction in which it is not the surviving corporation (other than a merger which follows an offer described in the preceding paragraph), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a right shall have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Purchase Price. The Board of Directors of the Company generally may redeem the rights at a price of $.005 per right at any time until ten days after an acquiring person has been identified as such.

9. HISTORICAL AND SUPPLEMENTAL NET LOSS PER COMMON SHARE

The Company's net loss per share calculations are based upon the weighted average number of shares of Common Stock outstanding. Pursuant to the requirements of the Securities and Exchange Commission Staff Accounting Bulletin No. 83, options to purchase Common Stock issued at prices below the initial public offering price during the twelve months immediately preceding initial filing of the registration statement relating to the Initial Offering, have been included in the computation of net loss per share as if they were outstanding through the date of the Initial Offering (using the treasury stock method assuming repurchase of common stock at the estimated Initial Offering price). Other shares issuable upon the exercise of stock options or conversion of redeemable convertible preferred stock have been excluded from the computation because the effect of their inclusion would be anti-dilutive. Subsequent to the Company's Initial Offering, options are included under the treasury stock method to the extent they are dilutive. Weighted average shares used to calculate the supplemental net loss per share differs from the weighted average on a historical basis due to the inclusion of the shares of Common Stock resulting from the assumed conversion at the beginning of the applicable period of the Series A Preferred Stock.

     The following table summarizes the computations of share amounts used and the computation of supplemental net loss per common share presented in the accompanying consolidated statements of operations:

                                                       1996                     1995
----------------------------------------------------------------------------------------
                                             Historical    Supplemental    Supplemental
----------------------------------------------------------------------------------------
                                                            unaudited        unaudited
Net loss per share data:
Common and common equivalent shares:
Weighted average number of
 shares of common stock
 outstanding during the period                11,473,772     11,473,772      6,019,475
Options to purchase common stock
 issued within one year of Initial
 Offering using treasury stock method            215,630        215,630        362,208
Adjustment to reflect conversion
 of Series A Preferred Stock
 as of January 1, 1995                                --      1,041,894      2,444,444
---------------------------------------------------------------------------------------
Total common and common
 equivalent shares of stock
 considered outstanding during
 the period                                   11,689,402     12,731,296      8,826,127
=======================================================================================

Net loss                                    $ (4,760,000)  $ (4,760,000)  $(10,137,000)
Dividend preference attributable
 to Series A Preferred Stock                    (858,000)            --             --
Dividends attributable to Series B
 Exchangeable Preferred Stock                   (348,000)      (348,000)            --
---------------------------------------------------------------------------------------
Net loss attributable to
 common stockholders                        $ (5,966,000)  $ (5,108,000)  $(10,137,000)
=======================================================================================
Net loss per common
 equivalent shares                          $      (0.51)  $      (0.40)  $      (1.15)
=======================================================================================



10. ACQUISITIONS

On February 29, 1996, the Company acquired a 120-unit assisted living facility located in Santa Rosa, California. The acquisition price was $8.5 million including the assumption of the existing mortgage of $5.2 million. On May 28, 1996, the Company purchased an additional 30% interest held by a director in one of the Company's facilities in exchange for 52,500 shares of Common Stock. The purchase price of $945,000 was determined based on a valuation of the facility prepared by the Company based primarily upon the present value of net operating income from the facility. On October 8, 1996, the Company completed its purchase of five facilities consisting of 498 total units located in the southeast United States for $34.0 million in cash. On February 5, 1997, the Company acquired a 120-unit assisted and independent living facility in Valencia, California. The acquisition price was $13.8 million in cash.

     The pro forma unaudited results of operation for the years ended December 31, 1996 and 1995, assuming consummation of each purchase as of January 1, are as follows:

                                              December 31,
---------------------------------------------------------------
(in thousands, except per share data)         1996       1995
---------------------------------------------------------------
Net operating revenue                      $59,267     $52,499
Net loss                                   $(1,909)    $(7,296)
Net loss per common and common
 equivalent share                          $ (0.27)

11. COMMITMENTS

On June 8, 1994 the Company exchanged a minority interest in an operating facility for all of the operating assets of three related limited partnerships (the "LPs"). The Company does not directly own any interest in the LPs. In addition, the Company has unconditionally guaranteed that it will fund any shortfall in cash required by the three LPs, to honor the LPs' commitments in 1997, to provide a guaranteed 9% return to the limited partners and to repurchase the limited partnership interests of the limited partners. The combined cash shortfall, if the repurchase had been completed at December 31, 1996, would have been approximately $2.5 million. The guarantees are considered to be contingent acquisition costs. The actual amount of cash shortfall of the LPs, if any, will depend on the cash distributions and residual value of the minority interests transferred to the LPs. If the Company is required to fund any cash shortfall in accordance with the guarantees, the carrying value of the net assets required in the exchange would be increased. The Company does not have any requirement to fund this or any other cash shortfall as of December 31, 1996.

     The Company leases its corporate and regional office space under various leases. The leases have terms of five years with an option to terminate after twelve months from the most recent expansion commencement, or January 1, 1997. The initial annual lease payments amount to $258,000, and the base rent is subject to annual increases based on the Consumer Price Index from a minimum of 2% to a maximum cap of 3% per year. Various other leases expire on June 15, 1999 and September 30, 2001.

     The Company also has entered into operating leases for four facilities and a long-term ground lease related to another facility, each of which are currently under construction and are expected to commence operations in 1997. The operating lease terms vary from fifteen years, with two ten-year extension options to seventy-three years. The ground lease has a term of ninety-nine years.

     Future minimum lease payments under office equipment, ground and operating leases as of December 31, 1996 are as follows:

(in thousands)
------------------------------------------------------------
1997                                                  $1,207
1998                                                   1,949
1999                                                   1,920
2000                                                   1,864
2001                                                   1,781
------------------------------------------------------------
                                                      $8,721
============================================================

The Company's growth strategy is to develop at least 52 new assisted living facilities over the next three years. In conjunction with the growth strategy, the Company had 22 facilities under construction at March 4, 1997. Total project costs for these 22 facilities is expected to be approximately $196.7 million of which $81.3 million has been incurred as of March 4, 1997. In addition, the Company has entered into contracts to purchase an additional 21 property sites and lease two additional sites for future development. Total contracted purchase price of these sites amounts to $26.6 million.

     In accordance with the formation agreements of two unconsolidated affiliates, the Company can be required to repurchase the remaining interests in those affiliates. These rights can be exercised beginning 2001 and 2002 respectively for each of the two facilities and will be based upon 112.5% of the facilities appraised fair market value or 115% if exercised after twelve years. The aggregate carrying value of the remaining interests for the two unconsolidated affiliates was $0.8 million at December 31, 1996.

     On January 10, 1997 the Company entered into three purchase-and-sale agreements, giving the Company the right to purchase three properties in Northern California for $17.6 million. The properties include a 74-unit assisted living community in the Napa Valley; a 73-unit assisted living property in Walnut Creek that is currently under construction (acquired by the Company on February 24, 1997); and a 3.5 acre site in Oakland Hills on which the Company plans to build a 75- to 80-unit assisted living facility. Because the purchase-and-sale agreements are subject to, among other things, the satisfactory completion by the Company of a financial, accounting, regulatory and property due diligence review, there is no assurance that the acquisition of the remaining two properties will be consummated.

12. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Prior to formation of the Company on January 4, 1995 (see Note 1) Sunrise Entities were held in partnerships, limited liability companies, and S corporations, all of which passed through tax liabilities and benefits to the owners. The transfer of assets at the formation of the Company was taxable, in part to the owners. Accordingly, the tax basis of a majority of the property and equipment of the Company exceeds its respective book basis for financial reporting purposes.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities recognized as of December 31, 1996 and 1995 are presented below:

                                              December 31,
-------------------------------------------------------------
(in thousands)                                1996     1995
-------------------------------------------------------------
Deferred tax assets:
  Property and equipment                   $  6,409   $  6,664
  Participating interest                         --      3,483
  Operating loss carryforward                 6,452      1,563
  Deferred revenue                            1,485        364
  Other                                       1,654         95
---------------------------------------------------------------
Total gross deferred tax assets              16,000     12,169
Less valuation allowance                    (15,236)   (11,166)
Deferred tax liabilities:
  Loan discount                                (764)    (1,003)
---------------------------------------------------------------
Net deferred tax amount                    $     --   $     --
===============================================================

     At December 31, 1996, the Company had net operating loss carryforwards for income tax purposes of approximately $15.7 million which expire from 2010 through 2011. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company is in a cumulative pretax loss for the latest three years for financial reporting purposes. Recognition of deferred tax assets will require generation of future taxable income. There can be no assurance that the Company will generate any earnings or any specific level of earnings in future years. Therefore, the Company established a valuation allowance on deferred tax assets of approximately $15.2 million as of December 31, 1996.

     Significant components of the provision for income taxes are as follows for the years ended:

                                               December 31
------------------------------------------------------------
(in thousands)                                1996     1995
------------------------------------------------------------
Current:
  Federal                                   $    --   $   --
  State                                          --       --
    Total current                                --       --
------------------------------------------------------------
Deferred:
  Federal                                    (3,348)  (3,524)
  State                                        (722)    (674)
  Increase in valuation allowance             4,070    4,198
------------------------------------------------------------
    Total deferred                          $    --   $   --
============================================================

     The effective tax rate on income before income taxes varies from the statutory federal income tax rate for the years ended December 31 as follows:

                                                1996     1995
--------------------------------------------------------------
Statutory rate                                  (34)%    (34)%
State taxes, net                                 (7)      (6)
Valuation allowance                              41       40
--------------------------------------------------------------
                                                  0%       0%
==============================================================

13. RELATED-PARTY TRANSACTIONS

SUNRISE FOUNDATION, INC.

Stockholders who are officers of the Company operate a school and a day care center through a not-for-profit organization, Sunrise Foundation, Inc. ("SFI"). SFI reimbursed the Company monthly for use of office facilities and support services in the amounts of $60,000 per year in 1996, 1995 and 1994. Such amounts are included in management services income.

GROUND LEASE

The Company has a ninety-nine year ground lease with one of the Company's Founders. The ground lease expires in May 2085. The basic monthly rent is adjusted annually based on the CPI. Rent expense under this lease was $262,000, $255,000 and $248,496 for the years ended December 31, 1996, 1995 and 1994, respectively. The Company subleases one-half of this ground lease to SFI. The sublease expires in May 2085 and requires payments equal to 50% of all payments made by the Company under the ground lease. Sublease rental income was $132,000, $127,000 and $124,000 for the years ended December 31, 1996, 1995 and
1994, respectively. Rent expense, included in facility operating expenses, is recorded net of the sublease income.

OTHER

The Founders lease certain real property located in Fairfax County, Virginia for use as a residence pursuant to a ninety-nine year ground lease with the Company dated June 7, 1994. The rent is $1.00 per month. This property is part of a parcel, which includes a facility, that was transferred to the Company on June 8, 1994.

     A director of the Company made a capital contribution of $500,000 in exchange for a 30% membership interest in a limited liability company which operates one of the Company's facilities. On May 28, 1996, the Company purchased the 30% interest in exchange for 52,500 shares of Common Stock (see
Note 10). Distributions made by the Company to the director in 1996, 1995 and 1994 aggregated $41,000, $40,000 and $36,000, respectively.


14. PROFIT-SHARING PLAN

The Company has a profit-sharing plan (the "Plan") under Internal Revenue Code
Section 401(k). All employees of the Company are covered by the Plan. The Plan contains three elements -- employee salary contributions, matching employer contributions, and special discretionary employer contributions. All full-time employees who have twelve months of employment are eligible to participate in the Plan. Deferred salary contributions are made through pre-tax salary deferrals of between 1% and 16%.

     The Plan provides that the employer will contribute $0.25 for every dollar the employee contributes, up to 7% of the employee's compensation. Matching contributions made by the Company totaled $88,000, $80,000 and $39,000 during 1996, 1995 and 1994, respectively. No discretionary profit-sharing contributions were made during 1996, 1995 or 1994.


15. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosures of estimated fair value were determined by management, using available market information and valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments. The use of different market assumptions or estimation methodologies may have an effect on the estimated fair value amounts. The fair value of the investment is discussed in Note 4.

     Cash equivalents, accounts receivable, accounts payable and accrued expenses, marketable securities, investments and other current assets and liabilities are carried at amounts which reasonably approximate their fair values.

     Fixed rate debt with an aggregate carrying value of $77.9 million (excluding a $1.8 million loan discount) has an estimated aggregate fair value of $78.9 million at December 31, 1996. Estimated fair value of fixed rate debt is based on interest rates currently available to the Company for issuance of debt with similar terms and remaining maturities. The estimated fair value of the Company's variable rate debt is estimated to be approximately equal to its carrying value of $65.2 million at December 31, 1996. The interest rate swap related to $19.0 million of LIBOR floating rate debt (see Note 6) has an estimated fair value of $(148,000) at December 31, 1996.

     Disclosure about fair value of financial instruments is based on pertinent information available to management as of December 31, 1996. Although management is not aware of any factors that would significantly affect the reasonable fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since December 31, 1996 and current estimates of fair value may differ from the amounts presented herein.

16. UNUSUAL CHARGE

To avoid a possible change in the Company's ability to continue to manage two facilities resulting from the reduction in the ownership interest in the Company of Paul J. Klaassen, the Company's Chairman of the Board, President, Chief Executive Officer and co-founder, and Teresa M. Klaassen, the Company's Executive Vice President and co-founder (collectively, the "Founders") following the Initial Offering, the Company made a $1,000,000 cash payment to the third-party limited partner in these two facilities in June, 1996. The payment was made in exchange for the transfer to the Company by the third-party of additional 1% partnership interests in each facility with a total book value of $18,700 and the elimination of any requirement for the Founders to maintain a specified ownership interest in the Company.

17. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of quarterly results of operations for the fiscal quarters since the consummation of the Initial Offering on June 5, 1996:

                                                 Quarter Ended 1996
-------------------------------------------------------------------------------
(in thousands, except per share data)    June 30,     Sept. 30,       Dec. 31,
-------------------------------------------------------------------------------
Total operating revenues                $11,262       $11,567         $14,778
Net loss                                 (2,379)         (490)           (182)
Net loss per share                      $(0.33)       $ (0.03)        $  (.01)


REPORT OF INDEPENDENT AUDITORS

Stockholders and Board of Directors
Sunrise Assisted Living, Inc.

We have audited the accompanying consolidated balance sheets of Sunrise Assisted Living, Inc. (the "Company") as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended. We also have audited the combined statements of operations, owners' deficit, and cash flows of Sunrise Entities (the predecessor to the Company, see Note 1) for the year ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sunrise Assisted Living, Inc. as of December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles. Further, in our opinion, the financial statements referred to above present fairly, in all material respects, the combined results of operations and cash flows of Sunrise Entities for the year ended December 31, 1994, in conformity with generally accepted accounting principles.


                                                          /s/ ERNST & YOUNG LLP


Washington, D.C.
March 4, 1997

OFFICERS


PAUL J. KLAASSEN, Co-founder of Sunrise Assisted Living, Inc. and Chairman of the Board, President and Chief Executive Officer Mr. Klaassen was a founding chairman of the Assisted Living Federation of America ("ALFA"), the largest assisted living industry trade association. Mr. Klaassen also served on the editorial advisor boards of Contemporary Long Term Care, Retirement Housing Report, Assisted Living Today and Assisted Living Briefing magazines.

TERESA M. KLAASSEN, Co-founder of Sunrise Assisted Living, Inc. and Executive Vice President and Secretary Ms. Klaassen was a founding member of ALFA and currently serves on the boards of several long-term care organizations.

DAVID W. FAEDER, Executive Vice President and Chief Financial Officer From 1991 to 1993, Mr. Faeder was a vice president of CS First Boston Corporation, serving in both the investment banking and fixed income departments. From 1984 to 1991, Mr. Faeder served as a vice president of Morgan Stanley, where he worked in the Real Estate Capital Markets Group.

TIMOTHY S. SMICK, Executive Vice President and Chief Operating Officer From 1995 to 1996, Mr. Smick was a senior housing consultant to LaSalle Advisory Ltd., a pension fund advisory company. From 1984 to 1994, Mr. Smick was the chairman and chief executive officer of PersonaCare Inc., a company he co-founded that provided subacute, skilled nursing and assisted living care. From 1979 to 1981, Mr. Smick was the regional operations director for Manor Healthcare, a division of ManorCare, Inc., a long-term care company.

THOMAS B. NEWELL, Executive Vice President, General Counsel and President of Sunrise Development, Inc. From 1989 to January 1996, Mr. Newell was a partner with the law firm of Watt Tieder & Hoffar, where his practice concentrated on all aspects of commercial and real estate development transactions and where he represented Sunrise Assisted Living for more than five years.

BRIAN C. SWINTON, Executive Vice President, Sales and Marketing From 1994 to April 1996, Mr. Swinton was a senior vice president of Forum Group Inc., a developer and operator of retirement communities and assisted living facilities. From 1986 to 1994, Mr. Swinton served as vice president, sales, marketing and product development at Marriot International in their senior living division.


OTHER SENIOR MANAGEMENT OF COMPANY SUBSIDIARIES


WILLIAM F. CARNEY
Senior Vice President of
Operations/Northeast-Southeast Region

MARTHA L. CHILD
President, Martha Child Interiors, Inc.

DWAYNE J. CLARK
Executive Vice President of
Operations/Western Region

HARLEY D. COOK
Senior Vice President of Development

KATHLEEN M. DEZIO
Senior Vice President of Corporate
Communications and Public Affairs

DANIEL B. GORHAM
Senior Vice President of Acquisitions

LARRY E. HULSE
Senior Vice President and
Chief Accounting Officer

JAMES S. POPE
Senior Vice President of Finance

CATHERINE SCOTT-ASPLEN
Senior Vice President of
Operations/Maryland Homes

RICHARD W. SLOSSON
Senior Vice President of Construction

TIFFANY L. TOMASSO
Executive Vice President of
Operations/Mid-Atlantic Region


BOARD OF DIRECTORS


PAUL J. KLAASSEN
Co-founder and Chairman of the Board,
President and Chief Executive Officer

TERESA M. KLAASSEN
Co-founder and Executive Vice President
and Secretary

DAVID W. FAEDER
Executive Vice President and
Chief Financial Officer

TIMOTHY S. SMICK
Executive Vice President and
Chief Operating Officer

RONALD V. APRAHAMIAN
Mr. Aprahamian was chairman of the board and chief executive officer of the Compucare Company, a health care information technology company, from 1988 to 1996. He also is a director of Metrocall, Inc., a paging company.

THOMAS J. DONOHUE
Mr. Donohue has been the president and chief executive officer of the American Trucking Association, the national trade organization of the trucking industry, since 1984. He is a director of: Marymount University; IPAC, an international consulting firm; Newmyer Associates, a Washington, D.C. public policy firm; and the Hudson Institute.

RICHARD A. DOPPELT
Mr. Doppelt is venture group manager of Allstate Venture Capital, a division of Allstate Insurance Company. He is currently a director of Au Bon Pain-Midwest, Levy restaurants, and Bell Microproducts, and an advisory board member of The Environmental Venture Fund.

SCOTT F. MEADOW
Mr. Meadow is a vice president of The Sprout Group, the venture capital division of DLJ Capital Corporation. He has been a general partner of Frontenac Company; general partner of William Blair Venture Partners, and is a director of Medpartners/Mullikin Inc., a physician practice management company.

DARCY J. MOORE
Ms. Moore is a general partner of Frontenac Company, a venture capital firm, and an associate of William Blair Venture Partners. She is a director of Healthcare Resource Management, Inc., a radiology services company; Nurse On Call, Inc. a demand management company; and ElderHealth, Inc., an elder care company.

A GROWING NETWORK


[MAP]


COMMUNITIES

Open                  37
Under Construction    22
Under Contract        23


SUNRISE ASSISTED LIVING RESIDENCES


CALIFORNIA
Sunrise at The Chanate
Santa Rosa, California
707.575.7503

Sunrise of Fresno(2)
Fresno, California
209.325.8170

Sunrise at Sterling Canyon(1)
Valencia, California
805.253.3551

Sunrise of Petaluma(2)
Petaluma, California
707.776.2885

Sunrise of Walnut Creek(3)
Walnut Creek, California
888.434.4648


COLORADO
Sunrise at Pinehurst(3)
Denver, Colorado
888.434.4648


FLORIDA
Sunrise Atrium of Boca Raton
Boca Raton, Florida
407.750.7555

Sunrise at North Shore
A Senior Living Community
St. Petersburg, Florida
813.823.1571


GEORGIA
Sunrise of Augusta
Augusta, Georgia
706.738.6003

Sunrise at Brookside Glen
Columbus, Georgia
706.322.3040

Sunrise of Decatur(2)
Decatur, Georgia
404.377.6111

Sunrise of East Cobb(2)
Marietta, Georgia
770.509.0919

Huntcliff Summit by Sunrise(1)
Atlanta, Georgia
770.552.3000

Sunrise at Ivey Ridge(3)
Alpharetta, Georgia
770.475.6622


MARYLAND
Sunrise of Annapolis
Annapolis, Maryland
410.266.1400

Sunrise of Columbia
Columbia, Maryland
410.531.1444

Sunrise of Frederick
Frederick, Maryland
301.663.9500

Sunrise of Rockville(2)
Rockville, Maryland
301.309.0500

Sunrise of Severna Park(1, 2)
Severna Park, Maryland
410.544.7200

Sunrise of Towson
Towson, Maryland
410.296.8900

Sunrise of Pikesville
Pikesville, Maryland
410.602.0033

The Sunrise Village House(1)
Montgomery Village, Maryland
301.921.0445


MASSACHUSETTS
Sunrise at Gardner Park
Peabody, Massachusetts
508.532.3200

John Bertram House(4)
Salem, Massachusetts
508.744.1002

John Bertram House
 of Swampscott(2,4)
Swampscott, Massachusetts
617.595.1991

Sunrise of Norwood(2)
Norwood, Massachusetts
617.762.1333

Springhouse, Inc.(4)
A Non-profit Continuing Care
 Retirement Community
Boston, Massachusetts
617.522.0043

Sunrise of Wayland(2)
Wayland, Massachusetts
508.358.0035


NEW JERSEY
Sunrise of Morris Plains(2)
Morris Plains, New Jersey
201.538.7878

Sunrise of Old Tappan(2)
Old Tappan, New Jersey
201.722.8787

Sunrise of Wayne(2)
Wayne, New Jersey
201.628.4900

Sunrise of Westfield(2)
Westfield, New Jersey
908.317.3030

Sunrise of Mount Laurel(2)
Mount Laurel, New Jersey
609.222.1213

Sunrise at Woodbury Lake(4)
Woodbury, New Jersey
609.848.8777


NEW YORK
Sunrise of Glen Cove(3)
Glen Cove, New York
888-434-4648


NORTH CAROLINA
Sunrise of Raleigh
Raleigh, North Carolina
919.787.0777


PENNSYLVANIA
Sunrise of Abington(1, 2)
Abington, Pennsylvania
215.576.8899

Sunrise of Blue Bell
Blue Bell, Pennsylvania
215.619.2777

Sunrise at Granite Run(2)
Media, Pennsylvania
610.566.3535

Sunrise of Haverford(3)
Haverford, Pennsylvania
610.896.9777

Mill Run(4)
Bristol, Pennsylvania
215.788.3310


SOUTH CAROLINA
Sunrise of Greenville
Greenville, South Carolina
864.627.8700


VIRGINIA
Sunrise of Alexandria(2)
Alexandria, Virginia
703.212.7666

Sunrise of Arlington
Arlington, Virginia
703.524.5300

Sunrise at Bluemont Park(1)
Arlington, Virginia
The James 703.536.1050
The Shenandoah 703.536.1060
The Potomac 703.536.1070

Sunrise at Countryside(1)
Sterling, Virginia
703.430.0681

Sunrise of Fairfax
Fairfax, Virginia
703.691.0046

Sunrise of Falls Church
Falls Church, Virginia
703.534.2700

Sunrise of Springfield(2)
Springfield, Virginia
703.922.6800

Sunrise of Gunston
Lorton, Virginia
703.550.2400

Sunrise at Hunter Mill
Oakton, Virginia
703.255.1006

Sunrise of Leesburg
Leesburg, Virginia
703.777.1971

Sunrise of Oakton
Oakton, Virginia
703.255.2050

Sunrise of Warrenton
Warrenton, Virginia
540.349.9001

The Lincolnian(1, 4)
Alexandria, Virginia
703.914.0333


WASHINGTON
Sunrise of Mercer Island
Mercer Island, Washington
206.232.6565

Sunrise of Queen Anne
An Independent Living
 Residence
Seattle, Washington
206.282.5777

(1)  An Independent & Assisted Living Residence
(2)  Opening in 1997
(3)  Opening in 1998
(4)  Managed Facility

CORPORATE INFORMATION


CORPORATE HEADQUARTERS
Sunrise Assisted Living, Inc.
9401 Lee Highway, Suite 300
Fairfax, VA 22031
703.273.7500


TRANSFER AGENT AND REGISTRAR
First Union National Bank of North Carolina
230 South Tryon Street
Charlotte, NC 28288


ANNUAL MEETING DATE
The Company will hold its annual meeting of stockholders on Monday, April 28, 1997 at 9:00 a.m. at:


Ritz-carlton, Tysons Corner
1700 Tysons Boulevard
McLean, Virginia 22102
703.506.4300


FORM 10-K
Copies of Form 10-K filed with the Securities and Exchange Commission are available with-out charge upon written request addressed to Investor Relations at the corporate headquarters.


STOCK INFORMATION
The Company's common stock is listed and traded publicly on the Nasdaq National Market under the symbol SNRZ. Trading of the common stock commenced May 31, 1996. As of March 17, 1997, there were 39 stockholders of record. No cash dividends have been paid in the past, and none are expected in the foreseeable future.


QUARTERLY MARKET PRICE RANGE OF COMMON

Quarter Ended         High     Low
-----------------------------------
June 30, 1996        $25.75  $23.00

September 30, 1996    30.00   21.50

December 31, 1996     28.75   23.00


Design: Financial Communications, Inc. Bethesda, MD (C)Sunrise Assisted Living, Inc., 1997

Photography: Craig Thompson, David Galen, Jerry Staley, Stan
Flint and Dennis Brock.

[PHOTO]

[PHOTO]

[PHOTO]

The real leaders in the revolution in long-term care are the caregivers. These seven Sunrise team members represent the more than 2,000 employees who work in Sunrise communities across the country, providing residents with high-quality, personalized and compassionate care.

[PHOTO]

[PHOTO]

Clockwise, from top left: Betty Barton, Concierge; Richard Woods, Jr., Dietary Coordinator; Tammy Harless, Program Coordinator, with Sunrise resident Julia Jordan; Kimberly Beazley, Shift Supervisor and Medicine Technician, with Sunrise resident Ilene Keats; A. Douglas Markland, Jr., Maintenance Coordinator; Kevin Hunter, Executive Director; Jan Fleming, LPN and Wellness Nurse, with Sunrise resident Katherine Costley.

[PHOTO]

[PHOTO]

[SUNRISE LOGO]
9401 Lee Highway
Suite 300
Fairfax, Virginia 22031
703.273.7500