Form 10-K, Exhibit 13
period 1997-12-31
SUNRISE ASSISTED LIVING INC
filed 1998-03-31
CIK 1011064

Sunrise Assisted Living, Inc.

SELECTED FINANCIAL AND OPERATING DATA

                                                                     Year Ended December 31,
---------------------------------------------------------------------------------------------------------------------
(in thousands, except operating and other data)  1997          1996            1995           1994          1993
---------------------------------------------------------------------------------------------------------------------

STATEMENT OF OPERATIONS DATA:(1)

Operating revenue                              $ 89,884      $ 47,345        $ 37,258       $ 33,969      $25,598
Facility operating expenses                      53,286        28,274          20,882         17,983       17,761
Facility development and pre-rental expenses      5,586         2,420           1,172            263          474
General and administrative expenses              10,454        10,042           6,875          4,183        2,034
Depreciation and amortization                    10,592         4,048           3,009          3,160        2,799
Interest expense, net                             4,613         6,425          15,327          8,023        3,491
Income (loss) before extraordinary item           4,001        (4,760)        (10,137)           562         (637)
Extraordinary item                                   --            --              --            850           --
Net income (loss)(2) (3)                          4,001        (4,760)        (10,137)         1,412         (637)
Cash provided by operating activities             8,264           758             944          2,736        3,070
EBITDA(4)                                        19,206         5,713           8,199         11,745        5,653

BALANCE SHEET DATA:(1)

Cash and cash equivalents                      $ 82,643      $101,811        $  6,253       $  8,089      $ 3,268
Working capital (deficit)                        70,340       102,822           2,051         (7,305)       1,288
Total assets                                    556,260       342,839         123,321        109,003       61,159
Total debt                                      340,987       145,511         122,289        110,029       55,207
Series A convertible preferred stock                 --            --          23,964             --           --
Stockholders' equity (deficit)                  195,340       185,824         (31,774)       (16,391)      (2,925)

OPERATING AND OTHER DATA:
Facilities (at end of period):

  Owned(5)                                           54            30              20             19           16
  Managed                                             7             5               8              9            7
---------------------------------------------------------------------------------------------------------------------
    Total                                            61            35              28             28           23
=====================================================================================================================
Resident capacity (at end of period):

  Owned(5)                                        4,632         2,584           1,557          1,473        1,289
  Managed                                           683           528             712            772          652
---------------------------------------------------------------------------------------------------------------------
    Total                                         5,315         3,112           2,269          2,245        1,941
=====================================================================================================================
Occupancy rate(6)                                    94%           94%             92%            95%          95%

(1) See Notes 2 and 10 of Notes to Consolidated Financial Statements. The historical financial data for years prior to 1995 represent combined historical financial data for Sunrise Entities.

(2) Basic net income (loss) per share was $0.21 and $(0.52), while diluted net income (loss) per share was $0.20 and $(0.51) for the years ended December 31, 1997 and 1996, respectively. In 1997, the Company adopted the provisions of Financial Accounting Standards No. 128 "Earnings Per Share," ("Statement 128"). Statement 128 replaces the presentation of primary and fully diluted earnings per share with a presentation of basic and diluted earnings per share. The Company has restated its results for the year ended December 31, 1996, to conform to the provisions of Statement 128.

(3) Net loss for 1996 includes a one-time unusual charge of $981,000. See Note 16 of Notes to Consolidated Financial Statements.

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

(6) Based on monthly occupancy for owned facilities operated for at least 12 months or that have achieved stabilization of 95%, excluding facilities with temporary vacancies due to renovations or resident relocation.




                                                                  Financials  17

Sunrise Assisted Living, Inc.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the information contained in the Consolidated Financial Statements, including the related notes thereto, and the other financial information appearing elsewhere herein. This Management's Discussion and Analysis contains certain forward-looking statements relating to the Company's development and acquisition programs that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth elsewhere herein under "Liquidity and Capital Resources." Unless the context suggest otherwise, references herein to the "Company" or "Sunrise" mean Sunrise Assisted Living, Inc. and its subsidiaries and predecessor entities.

OVERVIEW

The Company is a leading provider of assisted living services for seniors. The Company currently operates 66 facilities in 13 states with a capacity of approximately 5,750 residents, including 59 facilities owned by the Company or in which it has ownership interests and seven facilities managed for third parties. The Company also operates two skilled nursing facilities owned by a third party. The Company provides assistance with the activities of daily living and other personalized support services ("Basic Care") in a residential setting for elderly residents who cannot live independently but who do not need the level of medical care provided in a skilled nursing facility. The Company also provides additional specialized care and services to residents with certain low acuity medical needs--Assisted Living Plus Care ("Plus Care") and residents with Alzheimer's disease or other forms of dementia ("Alzheimer's Care"). By offering this full range of services, the Company is able to accommodate the changing needs of residents as they age and develop further physical or cognitive frailties.

      The Company reported net income of $4.0 million, or $0.20 per share (diluted), on revenue of $89.9 million for 1997, compared to a loss of $4.8 million, or $0.51 per share (diluted), on revenue of $47.3 million for 1996, including an unusual charge of $1.0 million. Without the one-time unusual charge, the Company's net loss for 1996 would have been $3.8 million. The Company had a net loss of $10.1 million for 1995.

      A subsidiary of the Company has obtained a syndicated revolving credit facility for $250.0 million to be used for general corporate purposes, including the continued construction and development of assisted living facilities. The Company guarantees the repayment of all amounts outstanding under this credit facility. The credit facility is for a term of three years with the right to extend, and is secured by cross-collateralized first mortgages on the real property and improvements and first liens on all assets of the subsidiary. Advances under the facility bear interest at rates from LIBOR plus 1.0% to LIBOR plus 1.5%.

      On June 6, 1997, the Company issued and sold $150.0 million aggregate principal amount of 51/2% convertible subordinated notes due 2002 (the "Notes"). The Notes bear interest at 51/2% per annum payable semiannually on June 15 and December 15 of each year, beginning December 15, 1997. The conversion price is $37.1875 (equivalent to a conversion rate of 26.89 shares per $1,000 principal amount of the Notes). The Notes are redeemable at the option of the Company commencing June 15, 2000, at specified premiums. The holders of the Notes may require the Company to repurchase the Notes upon a Change of Control (as defined) of the Company. The net proceeds to the Company from the sale of the Notes, after deducting underwriting discounts and offering expenses, were approximately $145.6 million. On June 10, 1997, the Company used $57.7 million of the net proceeds to pay down floating rate indebtedness from four financial institutions at a weighted average interest rate of 8.4%. The balance of the net proceeds are being used to fund continued development of new Sunrise model facilities and for possible acquisitions, as well as for working capital and general corporate purposes.

      On February 5, 1997, the Company acquired a 120-unit assisted and independent living facility in Valencia, California and on August 19, 1997, the Company purchased a 76-unit assisted living facility in Napa, California. The Company had initially leased the Napa facility on April 1, 1997. On December 24, 1997, the Company acquired a 30-unit assisted and independent living facility in Dunwoody, Georgia and on December 31, 1997, the Company purchased a 29-unit assisted living facility located in Weston, Massachusetts. The combined acquisition price for all four facilities totaled $27.1 million.

      On May 1, 1997, the Company purchased the minority 50% interest held by an unrelated third party in a facility located in Raleigh, North Carolina. The purchase price of approximately $1.0 million was based on a buy-out schedule specified in the operating agreement of the limited liability company that holds title to the property. On October 1, 1997, the Company purchased each of the remaining 49% interests held by an unrelated third party in facilities located in Annapolis and Pikesville, Maryland for a purchase price of $3.1 million and $2.9 million, respectively. Each of these facilities are currently 100% owned by the Company.

      During 1997, the Company completed 20 facilities. Between December 31, 1997, and March 4, 1998, the Company completed construction of five additional facilities.



Financials 18

      The Company's previously announced growth objectives include developing at least 55 new Sunrise model assisted living facilities with an additional resident capacity of more than 4,500 by the end of 1999. To date, the Company has completed development of 27 such facilities with a resident capacity of 2,400 and has 16 facilities currently under construction with a resident capacity of 1,490. The Company has also entered into contracts to purchase 33 additional sites and to lease two additional sites. The Company is pursuing additional development opportunities and also plans to acquire additional facilities as market conditions warrant. In order to achieve its growth plans, the Company will be required to obtain a substantial amount of additional financing. The Company currently estimates that the net proceeds to the Company of the Notes, together with existing working capital, financing commitments and financing expected to be available, will be sufficient to fund its development and acquisition programs for at least the next 18 months. See "--Liquidity and Capital Resources."

      The Company derives its revenues from two primary sources: (i) resident fees for the delivery of assisted living services and (ii) management services income for management and development of facilities owned by third parties. Historically, most of the Company's operating revenue has come from resident fees, which in 1997 and 1996 comprised 95.3% and 93.3% of total operating revenues, respectively. Resident fees typically are paid monthly by residents, their families or other responsible parties. In 1997 and 1996, approximately 99% of the Company's revenue was derived from private pay sources. Resident fees include revenue derived from Basic Care, community fees, Plus Care, Alzheimer's Care and other sources. Community fees are one-time fees generally equal to 60 times the daily resident fee payable by a resident upon admission. Plus Care and Alzheimer's Care fees are paid by residents who require personal care in excess of services provided under the Basic Care program. Management services income, which in 1997 and 1996 accounted for the remaining 4.7% and 6.7% of revenues, consists of management fees which are generally in the range of 5% to 7% of a managed facility's total operating revenues and development fees for site acquisition, development services, facility design and construction management services.

      The Company classifies its operating expenses into the following categories: (i) facility operating, which includes labor, food, marketing and other direct facility expenses; (ii) facility development and pre-rental, which include non-capitalized development expenses and pre-opening labor and marketing expenses; (iii) general and administrative, which primarily include headquarters and regional staff expenses and other overhead costs; (iv) depreciation and amortization; and (v) facility lease, which represents rental expenses for facilities not owned by the Company. In connection with implementation of of its growth plans, the Company made significant investments in its infrastructure through the addition of information technology in 1997, as well as continued additions to headquarters and regional staff.

RESULTS OF OPERATIONS

The following table sets forth certain data expressed as a percentage of operating revenue:

                                                 Year Ended December 31,
----------------------------------------------------------------------------
                                               1997        1996        1995
----------------------------------------------------------------------------
Operating revenue                             100.0%      100.0%      100.0%
Operating expenses:
 Facility operating                            59.3        59.7        56.0
 Facility development
  and pre-rental                                6.2         5.1         3.1
 General and administrative                    11.6        21.2        18.5
 Depreciation and amortization                 11.8         8.6         8.1
 Facility lease                                 1.7         0.3         0.4
----------------------------------------------------------------------------
Income from operations                          9.4         5.1        13.9
Other income (expense):
 Interest income                                7.6         7.0         3.3
 Interest expense                             (12.8)      (20.6)      (44.4)
 Equity in earnings of
  unconsolidated partnerships                   0.1          --          --
 Minority interests                             0.2         0.5          --
 Unusual charge                                  --        (2.1)         --

----------------------------------------------------------------------------
Net income (loss)                               4.5%      (10.1)%     (27.2)%
============================================================================

YEAR ENDED DECEMBER 31, 1997 COMPARED TO THE YEAR ENDED DECEMBER 31, 1996

Operating Revenue. Operating revenue for 1997 increased 89.8% to $89.9 million from $47.3 million in 1996 due primarily to the growth in resident fees. Resident fees (including community fees and fees for Basic Care, Plus Care, Alzheimer's Care and other services) for 1997 increased 93.9% to $85.6 million from $44.2 million in 1996. This increase was due primarily to the inclusion, in 1997, of additional total revenue of $23.1 million generated from 23 Sunrise developed facilities opened in late 1996 and throughout 1997, and $16.1 million generated from the operations of 9 acquired facilities. Other increases in revenue were due primarily to increases in average resident occupancy and management services income.

      Average resident occupancy for owned facilities operated by the Company for at least 12 months, or that have achieved stabilization of 95% ("Stabilized Facilities"), remained unchanged in 1997 at 94% compared to 1996. The average daily resident fee (excluding community fees) for Stabilized Facilities decreased to $78 for 1997 from $80 for 1996. Excluding acquired facilities, the average daily resident fee (excluding community fees) remained unchanged at $84 in 1997 compared to 1996.



                                                                   Financials 19

      Management services income for 1997 increased by $1.1 million, or 33.6%, to $4.2 million from $3.2 million in 1996 due to an increase in fees for management and development services relating to the development of facilities for joint ventures and third party owners.

      Operating Expenses. Operating expenses for 1997 increased 81.3% to $81.5 million from $44.9 million in 1996. The increase in operating expenses in 1997 is attributable to increases in all of the following areas: facility operating, facility development and pre-rental, depreciation and amortization, and facility lease expenses.

      Facility operating expenses for 1997 increased 88.5% to $53.3 million from $28.3 million in 1996. As a percentage of operating revenue, facility operating expenses in 1997 decreased to 59.3% from 59.7% in 1996 as revenues increased at a faster rate than facility operating expenses. The $25.0 million increase was primarily related to expenses from the operations of 9 acquired and 23 developed facilities during 1996 and 1997.

      Facility development and pre-rental expenses for 1997 increased by 130.8% to $5.6 million from $2.4 million in 1996. As a percentage of operating revenue, facility development and pre-rental expenses increased to 6.2% from 5.1%. This increase was due to a $1.0 million increase in non-capitalized labor and related development costs, and a $2.2 million increase in start up costs relating to 20 new facilities opened during 1997.

      General and administrative expenses in 1997 increased 4.1% to $10.5 million from $10.0 million in 1996. As a percentage of operating revenue, general and administrative expenses decreased to 11.6% in 1997 from 21.2% in 1996. The $0.4 million increase was due to a $1.0 million increase in labor costs, offset, in part, by a $0.6 million decrease attributable to various other corporate and regional expenses. The provision for bad debts was $0.9 million in 1997 and $0.7 million in 1996, respectively. Of the 1997 provision, $0.4 million relates to certain subordinated management fees, $0.1 million relates to one-time consulting fees and the remainder relates to resident services revenue.

      Depreciation and amortization in 1997 increased 161.7% to $10.6 million from $4.0 million in 1996 primarily due to the opening of 23 developed facilities and the acquisition of 9 other facilities during 1996 and 1997.

      Other Income (Expense). Interest income for 1997 increased 108.1% to $6.9 million from $3.3 million in 1996. This increase was primarily due to the investment of funds received from the Company's initial public offering (the "Initial Offering") and follow-on offering (the "Second Offering") completed during 1996, as well as net proceeds received from the issuance and sale of the Notes in June 1997. Interest expense for 1997 increased 18.0% to $11.5 million from $9.7 million in 1996. This increase was due to $4.7 million of interest on $150.0 million aggregate principal amount of the Notes and an increase of $1.6 million of interest for other borrowings, net of interest rate reductions described below, offset, in part, by an increase in capitalized interest of $4.5 million. Interest rate reductions include the following: (i) a lender agreeing (effective March 4, 1997) to reduce the interest rate applicable to the $22.0 million outstanding portion of variable rate indebtedness from LIBOR plus 3.75% to LIBOR plus 1.75%; (ii) the Company renegotiating interest rate reductions from LIBOR plus 2.75% to corresponding U.S. Treasuries plus 1.00% on $15.7 million of credit facilities; (iii) the Company renegotiating interest rate reductions from LIBOR plus 2.95% to corresponding U.S. Treasuries plus 1.10% on a $7.4 million credit facility; and (iv) the Company entering into a swap transaction (effective August 20, 1997) whereby outstanding advances of up to $7.0 million under LIBOR floating rate debt bear interest at a fixed LIBOR base rate of 7.14%.

      Net Income (loss). The Company had net income of $4.0 million in 1997, compared to a net loss of $4.8 million in 1996. The net income for 1997 resulted primarily from a $42.6 million increase in operating revenue coupled with a $1.8 million decrease in net interest expense and a $1.0 million decrease from a one time unusual charge in 1996 offset, in part, by a $36.6 million increase in operating expenses. The Company did not recognize any Federal income tax expense in 1997 because tax deductions generated from the exercise of employee stock options exceeded pretax income. At December 31, 1997, the Company had net operating loss carryforwards for income tax purposes of approximately $19.2 million which expire in years 2010 and 2012. See Note 12 of Notes to Consolidated Financial Statements.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO THE YEAR ENDED DECEMBER 31, 1995

Operating Revenue. Operating revenue for 1996 increased 27.1% to $47.3 million from $37.3 million in 1995 due primarily to the growth in resident fees. Resident fees (including community fees and fees for Basic Care, Plus Care, Alzheimer's Care and other services) for 1996 increased 27.1% to $44.2 million from $34.8 million in 1995. This increase was due primarily to the inclusion, in 1996, of six acquired facilities with total revenue of $4.5 million, three newly developed facilities with revenue totaling $2.2 million and additional revenue generated by increases in the average resident occupancy and average daily rate for owned facilities operated by the Company for at least 12 months, totaling $1.1 million and $1.3 million, respectively. Average resident occupancy for Stabilized Facilities was 93.6% in 1996 compared to 91.7% in 1995. Resident occupancy, including vacancies attributable to renovations at two facilities in order to meet requirements for accepting non-ambulatory residents and the relocation of non-ambulatory residents at a third facility, was 89.6% for 1995. The average daily resident fee (excluding community fees) for Stabilized Facilities remained unchanged in 1996 at $80 compared to 1995. Excluding acquired facilities, the average daily resident fee (excluding community fees) increased to $84 in 1996.

      Management services income for 1996 increased by $0.7 million, or 26.7%, to $3.2 million from $2.5 million in 1995 due to an increase in management fees and one-time consulting fees.



Financials 20

      Operating Expenses. Operating expenses for 1996 increased 40.1% to $44.9 million from $32.1 million in 1995. The increase in operating expenses in 1996 is attributable primarily to growth in facility operating and general and administrative expenses.

      Facility operating expenses for 1996 increased 35.4% to $28.3 million from $20.9 million in 1995. As a percentage of operating revenue, facility operating expenses in 1996 increased to 59.7% from 56.0% in 1995. Of the $7.4 million increase in facility operating expenses, $5.0 million was attributable to the opening in 1996 of three newly developed facilities as well as the acquisition of six facilities. The remaining $2.4 million was due to an increase in salaries, benefits, training, marketing and other general expenses at existing facilities.

      Facility development and pre-rental expenses for 1996 increased by 106.5% to $2.4 million from $1.2 million in 1995. This increase was due to a $0.7 million increase in non-capitalized labor and related development costs, a $0.7 increase in start up costs offset, in part, by a $0.2 increase in other capitalized costs. There were 20 facilities under construction at December 31, 1996, compared to 6 facilities at December 31, 1995.

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

      Depreciation and amortization in 1996 increased 34.5% to $4.0 million from $3.0 million in 1995 primarily due to the opening of three developed facilities and the acquisition of six other facilities and amortization of $0.3 million of capitalized pre-rental costs over 12 months.

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

      Unusual Charge. In order to avoid a possible change in the Company's ability to continue to manage two facilities resulting from the reduction in Paul and Teresa Klaassen's (the "Founders") ownership interest in the Company following completion of the Company's Initial Offering in June 1996, the Company made a $1.0 million cash payment to the third-party limited partner in these two facilities in exchange for the transfer to the Company by the third party of additional 1% partnership interests in each facility (with a total book value of $18,700) and the elimination of any requirement for the Founders to maintain a specified ownership interest in the Company. This was reflected as an unusual charge during 1996.

      Net Loss. The Company incurred a net loss of $4.8 million in 1996, compared to a net loss of $10.1 million in 1995. The reduction in the net loss for 1996 resulted primarily from a $10.1 million increase in operating revenue coupled with a $6.8 million decrease in interest expense and a $2.0 million increase in interest income offset , in part, by a $12.8 million increase in operating expenses and a $1.0 million unusual charge. The Company did not recognize any Federal income tax expense in 1996 because of such net loss. At December 31, 1996, the Company had net operating loss carryforwards for income tax purposes of approximately $15.7 million which expire in years 2010 and 2011.

LIQUIDITY AND CAPITAL RESOURCES

To date, the Company has financed its operations from long-term borrowings, equity offerings and cash generated from operations. At December 31, 1997, the Company had $341.0 million of outstanding debt at a weighted average interest rate of 6.72%. Of such amount, the Company had $260.8 million of fixed-rate debt (excluding a $1.4 million loan discount) at a weighted average interest rate of 6.5%, and $81.6 million of variable-rate debt at a weighted average interest rate of 7.4%. Increases in prevailing interest rates could increase the Company's interest payment obligations relating to variable-rate debt. See Note 6 of Notes to Consolidated Financial Statements.

      A subsidiary of the Company has obtained a syndicated revolving credit facility for $250.0 million to be used for general corporate purposes, including the continued construction and development of assisted living facilities. The Company guarantees the repayment of all amounts outstanding under this credit facility. The credit facility is for a term of three years with the right to extend, and is secured by cross-collateralized first mortgages on the real property and improvements and first liens on all assets of the subsidiary. Advances under the facility bear interest at rates from LIBOR plus 1.0% to LIBOR plus 1.5%. At December 31, 1997, there were $51.0 million of advances outstanding under this facility and available credit remaining of $199.0 million.



                                                                   Financials 21

      On June 6, 1997, the Company issued and sold $150.0 million aggregate principal amount of 51/2% convertible subordinated notes due 2002. The Notes bear interest at 51/2% per annum payable semiannually on June 15 and December 15 of each year, beginning December 15, 1997. The conversion price is $37.1875 (equivalent to a conversion rate of 26.89 shares per $1,000 principal amount of the Notes). The Notes are redeemable at the option of the Company commencing June 15, 2000, at specified premiums. The holders of the Notes may require the Company to repurchase the Notes upon a Change of Control (as defined) of the Company. The net proceeds to the Company from the sale of the Notes, after deducting underwriting discounts and offering expenses, were approximately $145.6 million. On June 10, 1997, the Company used $57.7 million of the net proceeds to pay down floating rate indebtedness from four financial institutions with a combined weighted average interest rate of 8.4%. The Company expects to use the balance of the net proceeds and the recent expansion of an existing syndicated revolving credit facility to fund continued development of new Sunrise model facilities and for possible acquisitions as well as for working capital and general corporate purposes.

      A subsidiary of the Company has received a commitment for a $51.0 million revolving construction credit facility. The credit facility provides for construction and interim loans to finance the development of up to seven assisted living facilities. As of December 31, 1997, the Company had closed $32.1 million of the total commitment. The Company has agreed to guarantee the repayment of all amounts outstanding under this credit facility. The credit facility is for a term of five years and is secured by cross-collateralized first mortgages on the real property and liens on receivables. Advances under the credit facility bear variable interest rates based upon LIBOR plus 2.25% to LIBOR plus 2.60%. As of December 31, 1997, there were $4.7 million of advances outstanding under this facility.

      The Company has received a commitment for a $15.7 million revolving construction credit facility. As of December 31, 1997, the Company has closed on the total commitment amount. The credit facility provides for construction and interim loans to finance the development of up to two assisted living facilities. The Company guarantees the repayment of all amounts outstanding under this credit facility. The credit facility is for a term of three years and is secured by cross-collateralized first mortgages on the real property and improvements and first liens on all other assets of the subsidiary. Advances under the credit facility bear variable interest rates based upon LIBOR plus 1.25% to LIBOR plus 1.75%. There were no advances outstanding under this facility as of December 31, 1997.

      Effective March 4, 1997, a lender agreed to reduce the interest rate applicable to the $22.0 million outstanding portion of variable rate indebtedness from LIBOR plus 3.75% to LIBOR plus 1.75%. The Company also has renegotiated interest rate reductions from LIBOR plus 2.75% to corresponding U.S. Treasuries plus 1.00% on $15.7 million of credit facilities. In addition, the Company has renegotiated an interest rate reduction from LIBOR plus 2.95% to U.S. Treasuries plus 1.10% on a $7.4 million credit facility.

      The Company has entered into a swap transaction whereby effective during the period June 18, 1998, through June 18, 2001, outstanding advances of up to $19.0 million under LIBOR floating rate debt bear interest at a fixed rate based on a fixed LIBOR base rate of 7.3%. The Company has entered into another swap transaction whereby, effective during the period August 20, 1997 through April 1, 2003, outstanding advances of up to $7.0 million under LIBOR floating rate debt bear interest at a fixed LIBOR base rate of 7.14%. During 1997, the Company paid $17,000 pursuant to the swap transaction applicable to $7.0 million of outstanding advances under LIBOR floating rate.

      Pursuant to an acquisition in 1994 of certain assets, the Company had unconditionally guaranteed any amounts required by three related limited partnerships (the "LPs") to honor the LP's commitments in 1997, to provide a guaranteed 9% return to the limited partners and to repurchase the limited partnership interests of the limited partners. During 1997, the Company paid $2.6 million to satisfy and complete its guarantee. The guarantees were considered to be contingent acquisition costs. As such, the carrying value of the assets acquired in the exchange were increased by the amount.

      Working capital decreased to $70.3 million at December 31, 1997, compared to $102.8 million as of December 31, 1996, primarily due to the Company's continued investment in the development of Sunrise model facilities.

      Cash provided by operating activities increased to $8.3 million for 1997 as compared to $0.8 million for 1996, including a $1.0 million payment to a third-party limited partner which was charged to expense, and $0.9 million for 1995. The continued increase reflects the operational stabilization of new Sunrise facilities and the additional operations of acquired facilities. Unrestricted cash balances were $82.6 million and $101.8 million at December 31, 1997 and 1996, respectively.

      Net cash used in investing activities totaled $221.8 million, $112.5 million and $17.9 million in 1997, 1996 and 1995, respectively. The Company's investing activities included $213.6 million, $103.7 million and $12.6 million in 1997, 1996 and 1995, respectively, related to the Company's development activities. Investing activities in 1997 include net purchases of investments and notes receivable of $16.9 million and proceeds from maturities of marketable securities of $8.3 million. Investing activities in 1996 included the purchase of $8.1 million of marketable securities. Investing activities in 1995 included the purchase of $5.4 million of tax exempt mortgage revenue bonds.

      During 1997, the Company's financing activities provided net cash of $194.4 million compared to $207.3 million and $15.1 million provided in 1996 and 1995, respectively. Cash was provided by additional borrowings of $255.6 million which includes the Notes.



Financials 22

During 1997, the Company made repayments of debt amounting to $59.4 million, including $57.7 million used from net proceeds received from the Notes. Additionally, $1.4 million was used to repay notes payable to affiliated partnerships. The Company also paid $6.5 million in financing costs during 1997 related to additional borrowings and available credit facilities. In 1996, cash was provided by the Company's Initial and Second Offerings, as well as, $28.9 million provided by additional borrowings. Also during 1996, the Company paid $8.6 million as payment in full of the 25% participating interest in cash flow and appreciation in the value of certain properties. In addition, in 1996, the Company prepaid $8.0 million of its variable rate debt, paid $0.3 million in dividends to holders of Series B Exchangeable Preferred Stock and $1.4 million in various financing costs. In 1995, $9.3 million was provided by additional borrowings relating primarily to the construction of facilities, and $20.2 million in net proceeds was provided by the issuance of Series A Convertible Preferred Stock. In addition, $9.6 million in cash distributions were made in 1995.

      The Company's previously announced three-year growth objectives include developing at least 55 new Sunrise model assisted living facilities with an additional resident capacity of more than 4,500 by the end of 1999. To date, the Company has completed development of 27 such facilities with a resident capacity of 2,400 (East Cobb, GA, Fresno, CA, Haverford, PA, Decatur, GA, Walnut Creek, CA, Glen Cove, NY, Ivey Ridge, GA, Cohasset, MA, Denver, CO, Alexandria, VA, Norwood, MA, Wayne, NJ, Wayland, MA, Westfield, NJ, Rockville, MD, Philadelphia, PA (3), Old Tappan, NJ, Morris Plains, NJ, Severna Park, MD (2), Springfield, VA, Oakton, VA, Petaluma, CA, Blue Bell, PA, and Columbia, MD) and has 16 facilities currently under construction with a resident capacity of 1,490. The Company has also entered into contracts to purchase 33 additional sites and to lease two additional sites. The Company is pursuing additional development opportunities and also plans to acquire additional facilities as market conditions warrant.

      The Company currently estimates that the net proceeds to the Company from the sale of the Notes, the recent expansion of an existing credit facility, together with existing working capital, financing commitments and financing expected to be available, will be sufficient to fund its development and acquisition programs for at least the next 18 months. The estimated cost to complete and lease up the 28 remaining new Sunrise model facilities targeted for completion by the end of 1999 is between $238 million and $336 million. Additional financing will be required to complete the Company's growth plans and to refinance existing indebtedness if cash flows from operations do not increase as a result of planned growth. There can be no assurance that such financing will be available on acceptable terms.

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

      The Company's previously announced growth plan included the acquisition of up to 15 facilities by the end of 1999, of which nine have been acquired. There can be no assurance that the Company will be able to complete the acquisition of additional assisted living facilities. The success of the Company's acquisitions will be determined by numerous factors, including the Company's ability to identify suitable acquisition candidates, competition for such acquisitions, the purchase price, the financial performance of the facilities after acquisition and the ability of the Company to integrate or operate acquired facilities effectively may have a material adverse effect on the Company's business, financial condition and results of operations.

      The Company's financing documents contain financial covenants and other restrictions that (i) require the Company to meet certain financial tests and maintain certain escrows of funds, (ii) require that one of the Company's Founders serve as Chairman of the Board and Chief Executive Officer of the Company, (iii) require consent for changes in management or control of the Company, (iv) limit, among other things, the ability of the Company and certain of its subsidiaries to borrow additional funds, dispose of assets and engage in mergers or other business combinations, and (v) prohibit the Company from operating competing facilities within certain distances from mortgaged facilities.

      At December 31, 1997, the Company had stockholders' equity of $195.3 million compared to a stockholders' equity of $185.8 million at December 31, 1996. The change resulted from adding the receipt of $5.5 million from the exercise of employee options for common stock and net income for 1997 of $4.0 million.



                                                                   Financials 23

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARD

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("Statement 131"), which is effective for fiscal years beginning after December 15, 1997. Statement 131 establishes standards for the way that a public company reports information about operating segments in annual financial statements and requires that those companies report selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company will adopt the new requirements in 1998. Management has not completed its review of Statement 131; however, the adoption of Statement 131 is not anticipated to affect results of operations or financial position, but could add to the Company's current operating disclosures.

IMPACT OF INFLATION

Resident fees from Company-owned assisted living facilities and management services income from facilities operated by the Company for third parties are the primary sources of revenue for the Company. These revenues are affected by daily resident fee rates and facility occupancy rates. The rates charged for the delivery of assisted living services are highly dependent upon local market conditions and the competitive environment in which the facilities operate. In addition, employee compensation expense is the principal cost element of property operations. Employee compensation, including salary increases and the hiring of additional staff to support the Company's growth initiatives, have previously had a negative impact on operating margins and may again do so in the foreseeable future.

      Substantially all of the Company's resident agreements are for terms of one year (but are terminable by the resident at any time upon 30 days' notice) and allow, at the time of renewal, for adjustments in the daily fees payable thereunder, and thus may enable the Company to seek increases in daily fees due to inflation or other factors. Any such increase would be subject to market and competitive conditions and could result in a decrease in occupancy of the Company's facilities. The Company believes, however, that the short-term nature of its resident agreements generally serves to reduce the risk to the Company of the adverse effect of inflation. There can be no assurance that resident fees will increase or that costs will not increase due to inflation or other causes.

IMPACT OF YEAR 2000

Some of the older computer programs utilized by the Company were written using two digits rather than four to define the applicable year. As a result, those computer programs have time-sensitive software that recognize a date using "00" as the year 1900 rather than the year 2000 ("Year 2000 Issue"). This could cause a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

      During the past year, the Company has continued to invest resources developing the needed infrastructure to support current and anticipated growth. In most cases, the Company has implemented financial and accounting systems that will support its development plans, which includes year 2000 compliant software. To date, financial and accounting systems implemented or updated that are year 2000 compliant include the accounting general ledger system, the resident billing system, the cash disbursement or accounts payable system, the development or project cost system, the fixed asset system, the employee stock option system and substantially all software residing on the Company's home office and facility desk-top and lap-top computers.

      The Company recently selected for implementation during 1998 a payroll system with expanded functionality. Included among the requirements for selection is that the payroll system be year 2000 compliant. The project is estimated to be completed not later than December 31, 1998, which is prior to any anticipated impact of the Year 2000 Issue on its operations. The Company will continue to assess its software to determine whether additional portions will have to be modified or replaced so that its computer systems will function properly with respect to dates in the year 2000 and thereafter. The Company believes that with modifications to existing software and conversions to new software, planned and completed, the Year 2000 Issue will not pose significant operational problems or costs. However, if such modifications and conversions are not made or are not completed timely, the Year 2000 Issue could have a material impact on the operations of the Company.

      The costs of the payroll system conversion and the date on which the Company believes it will complete the year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources and other factors. However, there can be no assurance that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and similar uncertainties

Financials 24

REPORT OF INDEPENDENT AUDITORS

Stockholders and Board of Directors
Sunrise Assisted Living, Inc.

We have audited the accompanying consolidated balance sheets of Sunrise Assisted Living, Inc. (the "Company") as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sunrise Assisted Living, Inc. as of December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ ERNST & YOUNG LLP

Washington, D.C.
March 4, 1998


                                                                   Financials 25

Sunrise Assisted Living, Inc.

CONSOLIDATED BALANCE SHEETS

                                                                                   December 31,
----------------------------------------------------------------------------------------------------------
(dollars in thousands)                                                          1997                1996
----------------------------------------------------------------------------------------------------------
ASSETS
Current assets:

  Cash and cash equivalents                                                  $ 82,643           $ 101,811
  Accounts receivable, net                                                      5,849               1,522
  Marketable securities                                                            --               8,322
  Prepaid expenses and other current assets                                     6,081               2,394
----------------------------------------------------------------------------------------------------------
    Total current assets                                                       94,573             114,049
Property and equipment, net                                                   423,615             216,711
Investment and notes receivable                                                22,998               5,750
Restricted cash and cash equivalents                                            1,573               1,720
Deferred financing costs, net                                                   7,459               3,100
Other assets                                                                    6,042               1,509
----------------------------------------------------------------------------------------------------------
    Total assets                                                             $556,260            $342,839
==========================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                            $ 8,303             $ 6,321
  Accrued expenses                                                              8,317               2,010
  Deferred revenue                                                              1,482               2,021
  Other current liabilities                                                       669                 103
  Current maturities of long-term debt                                          5,462                 772
----------------------------------------------------------------------------------------------------------
    Total current liabilities                                                  24,233              11,227
Long-term debt, less current maturities                                       335,485             143,318
Notes payable to affiliated partnerships                                           40               1,421
Interests in unconsolidated partnerships                                          445                 822
Other long-term liabilities                                                       319                  --
----------------------------------------------------------------------------------------------------------
    Total liabilities                                                         360,522             156,788
Minority interests                                                                398                 227
Preferred stock, $0.01 par value, 10,000,000 shares authorized,
  no shares issued and outstanding                                                 --                  --
Common stock, $0.01 par value, 60,000,000 shares authorized,
  19,028,040 and 18,529,869 shares issued and outstanding 1997 and 1996           190                 185
Additional paid-in capital                                                    206,784             201,274
Accumulated deficit                                                           (11,634)            (15,635)
----------------------------------------------------------------------------------------------------------
    Total stockholders' equity                                                195,340             185,824
----------------------------------------------------------------------------------------------------------
    Total liabilities and stockholders' equity                               $556,260            $342,839
==========================================================================================================

See accompanying notes.


Financials 26

Sunrise Assisted Living, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                            Year Ended December 31,
----------------------------------------------------------------------------------------------------------------
(in thousands, except per share data)                           1997                1996                 1995
----------------------------------------------------------------------------------------------------------------
Operating revenue                                               $89,884             $47,345            $ 37,258
Operating expenses:
  Facility operating                                             53,286              28,274              20,882
  Facility development and pre-rental                             5,586               2,420               1,172
  General and administrative                                     10,454              10,042               6,875
  Depreciation and amortization                                  10,592               4,048               3,009
  Facility lease                                                  1,532                 130                 128
----------------------------------------------------------------------------------------------------------------
    Total operating expenses                                     81,450              44,914              32,066
Income from operations                                            8,434               2,431               5,192
Other income (expense):

  Interest income                                                 6,862               3,297               1,229
  Interest expense                                              (11,475)             (9,722)            (16,556)
-----------------------------------------------------------------------------------------------------------------
    Total other expense                                          (4,613)             (6,425)            (15,327)
Equity in earnings (losses) of unconsolidated partnerships           88                 (12)                 (9)
Minority interests                                                   92                 227                   7
Unusual charge                                                       --                (981)                 --
----------------------------------------------------------------------------------------------------------------
Net income (loss)                                               $ 4,001            $ (4,760)           $(10,137)
----------------------------------------------------------------------------------------------------------------
Net income (loss) per common share data:

    Basic net income (loss) per common share                      $0.21              $(0.52)
----------------------------------------------------------------------------------------------------------------
    Diluted net income (loss) per common share                    $0.20              $(0.51)
================================================================================================================

See accompanying notes.

                                                                   Financials 27

Sunrise Assisted Living, Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                             Additional    Accumulated
                                                   Common      Paid-in       Owners'
                                                  Stock of   Capital of    Deficit of     Shares of    Common     Additional
                                                   Sunrise     Sunrise       Sunrise       Common       Stock   Paid-in Capital
(in thousands)                                    Entities    Entities      Entities        Stock      Amount    (Deficiency)
-------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                        $ 11        $ 852       $(17,063)          --       $ --              $--
Issuance of common stock for
 the net assets of Sunrise Entities                  (11)        (852)        17,063        6,019         60          (16,451)
Liability of stockholder assumed
 at formation                                                                                                          (1,448)
Cost of issuance of Series A
 convertible preferred stock                                                                                           (1,834)
Net loss
Preferred return on Series A
 convertible preferred stock
-------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                          --           --             --        6,019         60          (19,733)
Issuance of common stock warrants                                                                                         135
Preferred return on Series A
 convertible preferred stock
Distributions to stockholders
Issuance of common stock--Initial Offering                                                  5,700         57          104,237
Conversion of Series A convertible
 preferred stock to common stock                                                            2,444         24           24,798
Forfeiture of preferred return on
 Series A convertible preferred stock                                                                                  (2,822)
Dividends paid on Series B
 exchangeable preferred stock
Issuance of common stock to acquire
 interest in facility                                                                          53                         945
Exercise of employee options for
 common stock                                                                                 259          3            1,964
Issuance of common stock--
 Second Offering                                                                            4,055         41           91,750
Net loss
-------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                          --           --             --       18,530        185          201,274
Exercise of employee options for
  common stock                                                                                498          5            5,510
Net income
-------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                         $--         $ --           $ --       19,028       $190         $206,784
===============================================================================================================================




                                                   Accumulated
(in thousands)                                       Deficit        Total
----------------------------------------------------------------------------
Balance at December 31, 1994                          $  (191)    $ (16,391)
Issuance of common stock for
 the net assets of Sunrise Entities                       191            --
Liability of stockholder assumed
 at formation                                                        (1,448)
Cost of issuance of Series A
 convertible preferred stock                                         (1,834)
Net loss                                              (10,137)      (10,137)
Preferred return on Series A
 convertible preferred stock                           (1,964)       (1,964)
----------------------------------------------------------------------------
Balance at December 31, 1995                          (12,101)      (31,774)
Issuance of common stock warrants                                       135
Preferred return on Series A
 convertible preferred stock                             (858)         (858)
Distributions to stockholders                            (390)         (390)
Issuance of common stock--Initial Offering                          104,294
Conversion of Series A convertible
 preferred stock to common stock                                     24,822
Forfeiture of preferred return on
 Series A convertible preferred stock                   2,822            --
Dividends paid on Series B
 exchangeable preferred stock                            (348)         (348)
Issuance of common stock to acquire
 interest in facility                                                   945
Exercise of employee options for
 common stock                                                         1,967
Issuance of common stock--
 Second Offering                                                     91,791
Net loss                                               (4,760)       (4,760)
----------------------------------------------------------------------------
Balance at December 31, 1996                          (15,635)      185,824
Exercise of employee options for
  common stock                                                        5,515
Net income                                              4,001         4,001
----------------------------------------------------------------------------
Balance at December 31, 1997                         $(11,634)     $195,340
============================================================================


See accompanying notes.




Financials 28

Sunrise Assisted Living, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                     Year Ended December 31,
---------------------------------------------------------------------------------------------------------------------------
(in thousands)                                                               1997                1996                1995
---------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income (loss)                                                          $ 4,001           $  (4,760)           $(10,137)
Adjustments to reconcile net income (loss) to net cash
 provided by operating activities:
  Equity in (earnings) losses of unconsolidated partnerships                   (88)                 12                   9
  Minority interests                                                           (92)               (227)                 (7)
  Provision for bad debts                                                      871                 734                 185
  Accretion of interest on marketable securities                                --                (215)                 --
  Depreciation and amortization                                             10,592               4,048               3,009
  Amortization of financing costs and discount on long-term debt             1,268                 714                 457
  Accrual of participation mortgage interest                                    --                  --               5,400
  Changes in assets and liabilities:
    (Increase) decrease:
      Accounts receivable                                                   (5,198)             (1,250)               (407)
      Prepaid expenses and other current assets                             (3,687)                249                (238)
      Other assets                                                          (8,146)             (1,420)               (855)
    Increase (decrease):
      Accounts payable and accrued expenses                                  8,289               1,784               3,539
      Deferred revenue                                                        (539)              1,117                 (47)
      Other liabilities                                                        993                 (28)                 36
---------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                    8,264                 758                 944

INVESTING ACTIVITIES
Decrease (increase) in restricted cash and cash equivalents                    147                (459)                (85)
Investment in property and equipment                                      (213,560)           (103,667)            (12,570)
Disposition of property and equipment                                           --                  --                  25
Increase in investment and notes receivable                                (16,856)               (375)             (5,375)
Net purchases of marketable securities                                          --              (8,107)                 --
Proceeds from maturities of marketable securities                            8,322                  --                  --
Distributions from investment in unconsolidated partnerships                   101                 113                  98
---------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                     (221,846)           (112,495)            (17,907)

FINANCING ACTIVITIES
Net proceeds from sale of Series A convertible preferred stock                  --                  --              20,166
Net proceeds from sale of Series B exchangeable preferred stock                 --              10,000                  --
Redemption of Series B exchangeable preferred stock                             --             (10,000)                 --
Dividends paid on Series B exchangeable preferred stock                         --                (348)                 --
Net proceeds from Initial Offering of common stock                              --             104,294                  --
Net proceeds from Second Offering of common stock                               --              91,791
Net proceeds from exercised options                                          5,515               1,967                  --
Distributions to stockholders/partners                                          --                (390)             (9,646)
Net investment of minority interests                                           525                 (41)                (35)
Additional borrowings under long-term debt                                 255,643              28,870               9,326
Repayment of long-term debt                                                (59,403)            (17,165)             (4,296)
Financing costs paid                                                        (6,485)             (1,369)               (313)
Repayment of notes payable to affiliated partnerships                       (1,381)               (314)                (75)
---------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                  194,414             207,295              15,127
---------------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents                       (19,168)             95,558              (1,836)
Cash and cash equivalents at beginning of year                             101,811               6,253               8,089
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                 $  82,643           $ 101,811            $  6,253
===========================================================================================================================


See accompanying notes.

                                                                   Financials 29

Sunrise Assisted Living, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1997

1. ORGANIZATION AND PRESENTATION

Sunrise Assisted Living, Inc. (the "Company") is a leading provider of assisted living services for seniors. Assisted living services provide a residence, meals and non-medical assistance to elderly residents for a monthly fee. The Company's services are generally not covered by health insurance and therefore monthly fees are generally payable by the residents, their family, or another responsible party.

      The Company was incorporated in Delaware on December 14, 1994. The consolidated financial statements include the Company's wholly owned subsidiaries that manage, own and develop assisted living facilities. The consolidated financial statements also include subsidiaries that own facilities in which the Company has equity interests ranging from 50% to 100%. It is the Company's policy to consolidate non-wholly owned interests when, through its managing partnership or operating agreements, status as manager of the facility and sole general partner, the Company holds unilateral ability to conduct the ordinary course of business of the facility. All significant intercompany transactions and accounts have been eliminated. The Company accounts for other significant interests on the equity method, because the Company is able to influence significantly both operating and financial decisions.

2. SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUE RECOGNITION

Operating revenue consists of resident fee revenue and management services revenue. Resident fee revenue is recognized when services are rendered. Generally, resident community fees approximating sixty times the daily residence fee are received from potential residents upon occupancy. Resident community fees are recognized as income over the first ninety days of the resident's stay and are ratably refundable if the prospective resident does not move into the facility or moves out of the facility within ninety days. Agreements with residents are for a term of one year and are cancelable by residents with thirty days' notice. Management services revenue is comprised of revenue from management contracts and revenue from development contracts. Revenue from management contracts is recognized in the month in which it is earned in accordance with the terms of the management contract. Revenue from development contracts is recognized over the term of the respective development contracts using the percentage-of-completion method.

ALLOWANCES FOR DOUBTFUL ACCOUNTS

Details of the allowance for doubtful accounts receivable are as follows:

(in thousands)                                           1997         1996
----------------------------------------------------------------------------
Beginning balance                                        $  927       $ 235
Provision for bad debts                                     893         734
Accounts written off                                        (22)        (42)
----------------------------------------------------------------------------
Ending balance                                           $1,798       $ 927
============================================================================

PRE-RENTAL COSTS

Costs incurred to initially rent facilities are capitalized and amortized over 12 months. All other pre-rental costs are expensed as incurred.

      Pre-rental costs and accumulated amortization included in other assets are as follows:

                                                            December 31,
(in thousands)                                           1997         1996
----------------------------------------------------------------------------
Pre-rental costs                                        $ 9,393      $1,674
Accumulated amortization                                 (3,973)       (345)
----------------------------------------------------------------------------
                                                        $ 5,420      $1,329
============================================================================

PROPERTY AND EQUIPMENT

Property and equipment are recorded at the lower of cost or fair value and include interest and property taxes capitalized on long-term construction projects during the construction period, as well as other costs directly related to the development and construction of facilities. Maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Property and equipment of the Company are reviewed for impairment whenever events or circumstances indicate that the asset's undiscounted expected cash flows are not sufficient to recover its carrying amount. The Company measures an impairment loss by comparing the fair value of the asset to its carrying amount. Fair value of an asset is calculated as the present value of expected future cash flows.

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

      Deferred financing fees and accumulated amortization are as follows:

                                                           December 31,
(in thousands)                                           1997         1996
----------------------------------------------------------------------------
Deferred financing fees                                 $ 9,394      $3,915
Accumulated amortization                                 (1,935)       (815)
----------------------------------------------------------------------------
                                                        $ 7,459      $3,100
============================================================================

INCOME TAXES

Income taxes are provided using the liability method. Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis (temporary differences).

CASH AND CASH EQUIVALENTS

The Company considers cash and cash equivalents to include currency on hand, demand deposits, and all highly liquid investments with a maturity of three months or less at the date of purchase.

MARKETABLE SECURITIES

At December 31, 1996, marketable securities consisted of high-

quality commercial paper with maturities not greater than 182 days at date of purchase. These securities were classified as available-for-sale. The carrying amount of these investments approximated their market value at December 31, 1996.

Financials 30

STOCK-BASED COMPENSATION

The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees and accordingly recognizes no compensation expense for the stock option grants.

INTERESTS IN UNCONSOLIDATED PARTNERSHIPS

The Company's interest in accumulated losses of unconsolidated partnerships are recorded below the Company's cost basis, which reflects the Company's obligations as the general partner. The Company has no liability for any other material commitments or contingencies of partnerships in which it is a general partner.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARD

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("Statement 131"), which is effective for fiscal years beginning after December 15, 1997. Statement 131 establishes standards for the way that a public company reports information about operating segments in annual financial statements and requires that those companies report selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company will adopt the new requirements in 1998. Management has not completed its review of Statement 131; however, the adoption of Statement 131 is not anticipated to affect results of operations or financial position, but could add to the Company's current operating disclosures.

RECLASSIFICATIONS

Certain 1996 and 1995 balances have been reclassified to conform with the 1997 presentation.

3. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                                                           December 31,
(in thousands)                         Asset Lives      1997        1996
----------------------------------------------------------------------------
Land and land improvements              10-15 yrs.     $ 56,624    $ 25,362
Building and building
  improvements                             40 yrs.      268,533     137,369
Furniture and equipment                  3-10 yrs.       34,459      14,996

----------------------------------------------------------------------------
                                                        359,616     177,727

Less accumulated depreciation
  and amortization                                      (26,452)    (18,609)
----------------------------------------------------------------------------
                                                        333,164     159,118
Construction in progress                                 90,451      57,593
----------------------------------------------------------------------------
                                                       $423,615    $216,711
============================================================================


4. INVESTMENT AND NOTES RECEIVABLE

On March 1, 1995, the Company purchased all of the outstanding mortgage revenue bonds used to finance a facility managed by the Company. The 10% Bucks County Industrial Development Authority, First Mortgage Revenue Bonds, July 1, 2019, having a face value of $12.5 million, were purchased for $5,000,000. The bonds were in financial default when purchased.

      On June 30, 1995, the bonds were restructured, at no gain or loss to the Company, to reduce their face amount to $5,750,000 (Series A and C) and provide the facility managed by the Company additional funding up to $750,000 for renovations (Series B). Interest only is payable until maturity. The balances outstanding are as follows:

                         Face Amount
(in thousands)          December 31,
---------------------------------------------------------------------------
Description           1997       1996       Interest Rate     Maturity Date
---------------------------------------------------------------------------
Series A              $5,000     $5,000         11%            July 1, 2025
Series B                 750        750         11%            July 1, 2015
Series C                 750        750    20% subject to      July 1, 2010
                                           available cash

Bond discount           (750)      (750)
---------------------------------------------------------------------------
                      $5,750     $5,750
===========================================================================

      Subsequent to June 30, 1995, all interest payments on these bonds are current. The Company recognized $783,000, $752,000 and $443,000 in interest income during 1997, 1996 and 1995, respectively, on this investment. The bond discount will be recognized as income over the life of the loan commencing when realizable. These bonds are classified as available-for-sale. Management believes the net carrying cost of the bonds approximates market value at December 31, 1997 and 1996.

      In October 1997, a wholly owned subsidiary of the Company jointly formed a limited liability company ("LLC") with an unrelated third party in which the Company's subsidiary owns a 9% minority interest. The purpose of the LLC is to develop, construct and own assisted living facilities. The Company loaned the LLC $15 million (the "note") to help finance initial development and construction of six properties. The note is subordinated to other lenders of the LLC.

      In September 1997, a wholly owned subsidiary of the Company loaned $1.9 million ("promissory note") to owners of certain property ("owners") on which the Company plans to develop an assisted living facility. The proceeds of the promissory note were used by the owners to retire a note previously outstanding and secured by the same property. Immediately following issuance of the promissory note, the wholly owned subsidiary of the Company extended an existing purchase agreement with the owners to acquire this property. The entire sum of principal and unpaid accrued interest of the promissory note is due on the earliest to occur of: (i) 270 days following the termination of the purchase and sale agreement by either the owners or the wholly owned subsidiary of the Company; (ii) any breach of the purchase agreement by the owners; or (iii) the closing date as defined in the purchase agreement.

      Notes receivable plus accrued interest consist of the following:

                                                            December 31,
(in thousands)                                           1997          1996
----------------------------------------------------------------------------
Promissory note, interest accrues at prime
  (8.50% at December 31, 1997)                          $ 1,905        $  --
Note with an unconsolidated affiliate,
  interest accrues at LIBOR (5.72% at
  December 31, 1997) plus 5% principal
  and interest due October 16, 2003                      15,343           --
----------------------------------------------------------------------------
                                                        $17,248        $  --
============================================================================

      Management believes the net carrying cost of the notes approximates market value at December 31, 1997.

5. TRANSACTIONS WITH AFFILIATES

Included in prepaid expenses and other current assets are net receivables from unconsolidated partnerships or limited liability companies of $4.1 million and $1.0 million as of December 31, 1997 and 1996, respectively. Included in other current liabilities are payables to unconsolidated partnerships or limited liability companies of $600,000 and $-0-as of December 31, 1997 and 1996, respectively. Net receivables



                                                                   Financials 31
from and payables to unconsolidated partnerships or limited liability companies relate primarily to development activities.

      Notes payable to affiliated partnerships consist of the following:

                                                            December 31,
(in thousands)                                             1997      1996
---------------------------------------------------------------------------
Notes to related limited partnerships,
  principal and interest due December 31,
  1999. Interest accrues at 8% annually                     $--      $1,381
Notes due to an employee and an entity
  related to that employee. Interest accrues
  at 18% annually, principal due June 5, 1999                40          40
---------------------------------------------------------------------------
                                                            $40      $1,421
===========================================================================


6. LONG-TERM DEBT

Long-term debt consists of the following:

                                                         December 31,
(in thousands)                                        1997          1996
----------------------------------------------------------------------------
51/2% Convertible Subordinated
  Notes due 2002                                     $150,000           $--
Multi-property/participating blanket
  first mortgage (the "Multi-
  Property Mortgage")                                  86,718        87,000
Other mortgages and notes                              54,660        26,125
Outstanding draws on construction notes                    --        32,815
Syndicated revolving credit facility                   51,000            --
Discount on the Multi-Property
  Mortgage long-term debt less
  amortization of $1,769 and $1,350                    (1,431)       (1,850)
----------------------------------------------------------------------------
                                                      340,947       144,090
  Current maturities                                   (5,462)         (772)
----------------------------------------------------------------------------
                                                     $335,485      $143,318
============================================================================

      On June 6, 1997, the Company issued and sold $150 million aggregate principal amount of 51/2% convertible subordinated notes due 2002 (the "Notes"). The Notes bear interest at 51/2% per annum payable semiannually on June 15 and December 15 of each year, beginning on December 15, 1997. The conversion price is $37.1875 (equivalent to a conversion rate of 26.89 shares per $1,000 principal amount of the Notes). The Notes are redeemable at the option of the Company commencing June 15, 2000, at specified premiums. The holders of the Notes may require the Company to repurchase the Notes upon a Change of Control (as defined) of the Company. The net proceeds to the Company from the sale of the Notes, after deducting underwriting discounts and offering expenses, were approximately $145.6 million.

      The Multi-Property Mortgage is collateralized by a blanket first mortgage on all assets of a subsidiary of the Company, consisting of 15 facilities which had a book value of approximately $81.3 million as of December 31, 1997. The Multi-Property Mortgage consists of two separate debt classes. Class (A) in the amount of $65.0 million bears a fixed interest rate of 8.56% and is interest only until the maturity date of May 31, 2001. Class (B) in the amount of $21.7 million bears a variable interest rate. Class (B) was interest only until July 1, 1997, at which time principal and interest payments were due using a twenty-year amortization schedule. In June 1996, the Company paid the lender $8.6 million as payment in full of the lender's 25% participating interest in cash flow and appreciation in the value of certain properties. The interest rate applicable to the remaining balance of the floating rate debt was reduced from LIBOR plus 5.75% to LIBOR plus 3.75% and effective March 4, 1997, was further reduced to LIBOR plus 1.75%. The lender received additional interest based on 25% of net cash flows as specified in the loan documents, which amounted to $10,000 in 1996 and $347,000 in 1995.

      A participation interest of $3.2 million payable in connection with the Multi-Property Mortgage was recorded at the loan date. A corresponding amount recorded as a loan discount is being amortized over the life of the loan. Amortization of the discount of $419,000, $626,000 and $457,000 has been included as interest expense in 1997, 1996 and 1995, respectively.

      The other mortgages and notes payable relate primarily to 13 facilities whereby outstanding balances are collateralized by the total assets of the respective facility. The book value of such assets was $109.5 million as of December 31, 1997. Payments of principal and interest are paid monthly. Interest rates range from 6.87% to 9.0% with remaining maturities ranging from less than one to thirty-five years. These other mortgages and notes payable have total available borrowings of $73.2 million as of December 31, 1997.

      A subsidiary of the Company has received a commitment for a $51.0 million revolving construction credit facility. The credit facility provides for construction and interim loans to finance the development of up to seven assisted living facilities. As of December 31, 1997, the Company had closed $32.1 million of the total commitment. The Company guarantees the repayment of all amounts outstanding under this credit facility. The credit facility is for a term of five years and is secured by cross-collateralized first mortgages on the real property and liens on receivables. Advances under the credit facility bear variable interest rates based upon LIBOR plus 2.25% to LIBOR plus 2.60%. There were $4.7 million of advances outstanding under this facility as of December 31, 1997, which were included in other mortgages and notes.

      The Company has received a commitment for a $15.7 million revolving construction credit facility. As of December 31, 1997, the Company had closed on the total commitment amount. The credit facility provides for construction and interim loans to finance the development of up to two assisted living facilities. The Company guarantees the repayment of all amounts outstanding under this credit facility. The credit facility is for a term of three years and is secured by cross-collateralized first mortgages on the real property and improvements and first liens on all other assets of the subsidiary. Advances under the credit facility bear variable interest rates based upon LIBOR plus 1.25% to LIBOR plus 1.75%. There were no advances outstanding under this facility as of December 31, 1997.

      A subsidiary of the Company has obtained a syndicated revolving credit facility for $250.0 million to be used for general corporate purposes, including the continued construction and development of assisted living facilities. The Company guarantees the repayment of all amounts outstanding under this credit facility. The credit facility is for a term of three years with the right to extend, and is secured by cross-collateralized first mortgages on the real property and improvements and first liens on all assets of the subsidiary. Advances under the facility bear interest at rates from LIBOR plus 1.0% to LIBOR plus 1.5%. There were $51.0 million of advances outstanding under this credit facility as of December 31, 1997.

      The Company has entered into a swap transaction whereby, effective during the period June 18, 1998, through June 18, 2001, outstanding advances of up to $19.0 million under LIBOR floating rate debt bear interest at a fixed rate based on a fixed LIBOR base rate of 7.30%. The Company has entered into another swap transaction whereby, effective during the period August 20, 1997, through April 1, 2003, outstanding advances of up to $7.0 million under LIBOR floating rate debt bear interest at a fixed LIBOR base rate of 7.14%.

Financials 32

      The Company's financing documents contain financial covenants and other restrictions that (i) require the Company to meet certain financial tests and maintain certain escrows of funds, (ii) require that one of the Company's founders, Paul Klaassen and Teresa Klaassen (the "Founders"), serve as Chairman of the Board and Chief Executive Officer of the Company, (iii) require consent for changes in management or control of the Company, (iv) limit, among other things , the ability of the Company and certain of its subsidiaries to borrow additional funds, dispose of assets and engage in mergers or other business combinations, and (v) prohibit the Company from operating competing facilities within certain distances from mortgaged facilities.

      Principal maturities of long-term debt as of December 31, 1997, are as follows:

(in thousands)
---------------------------------------------------------------------------
1998                                                               $  5,462
1999                                                                  1,788
2000                                                                 52,645
2001                                                                 84,827
2002                                                                163,279
Thereafter                                                           32,946
---------------------------------------------------------------------------
                                                                   $340,947
===========================================================================

      Interest paid totaled $16.9 million, $10.6 million and $10.2 million in 1997, 1996 and 1995, respectively, of which $7,200, $13,000 and $18,000 in 1997,
1996 and 1995, respectively, are related to notes payable to affiliated partnerships. Interest capitalized was $7.0 million, $2.0 million, and $167,000 in 1997, 1996 and 1995, respectively.

      Restricted cash and cash equivalents consist of the following:

                                                            December 31,
(in thousands)                                            1997        1996
---------------------------------------------------------------------------
Under the Multi-Property Mortgage,
  real estate tax escrows, operating
  and capital reserves                                    $ 934      $  769
Other mortgage related real estate tax
  escrows and resident security deposits                    639         951
---------------------------------------------------------------------------
                                                         $1,573      $1,720
===========================================================================


7. STOCKHOLDERS' EQUITY AND REDEEMABLE PREFERRED STOCK

On January 4, 1995, the Company issued 6,019,375 shares of Common Stock to the majority stockholders in exchange for all of the equity interests in predecessor entities (the "Sunrise Entities"). The equity interests were recorded at the historical cost of the majority stockholders (i.e., a reorganization of entities under common control). Simultaneously, the Company issued 2,444,444 shares of Series A Convertible Preferred Stock (the "Series A Preferred Stock") at $9.00 per share net of issuance costs of $1.8 million. The Series A Preferred Stock had a 9% preferred return, compounded annually, payable, together with the stated value of $9.00 per share, upon redemption. The holders of Series A Preferred Stock were entitled to vote on all matters submitted to a vote of the stockholders of the Company and had the number of votes equal to the number of whole shares of common stock into which each share of Series A Preferred Stock was Convertible. Each Series A Preferred stockholder was obligated to purchase, upon call by the Company, its pro rata portion of 1,000,000 shares of Series B Exchangeable Preferred Stock for $10 per share, or $10,000,000. The Series B Exchangeable Preferred Stock was nonvoting and had a 9% cumulative dividend payable quarterly and no conversion rights. On January 19, 1996, the Company exercised the call.

      Concurrent with the January 4, 1995, transaction, the Company assumed notes payable of $2.1 million and the Sunrise Entities distributed an aggregate $9.6 million in cash to the majority stockholders, which was recognized as a distribution payable in Sunrise Entities' December 31, 1994, combined financial statements.

      The Company effected a three-for-one stock split of the Company's Common Stock and increased the number of authorized shares of Common Stock from 20,000,000 to 60,000,000, effective July 11, 1995. Pursuant to the authorization of the Board of Directors and stockholders, the Company effected on March 20, 1996, a one-for-three reverse stock split. All share amounts reflected herein reflect the one-for-three reverse stock split. Authorized shares of Common Stock remain 60,000,000.

      In May of 1996, the Company issued to one of its lenders warrants to purchase a total of 50,000 shares of common stock. The per share exercise price of the warrants is $17.00. The warrants expire March 19, 2006.

      On June 5, 1996, the Company successfully completed an initial public offering (the "Initial Offering") of its Common Stock. A total of 5,700,000 shares were sold by the Company in the Initial Offering at a price of $20 per share for gross proceeds of $114.0 million. The net proceeds to the Company from the Initial Offering, after deducting underwriting discount and offering expenses, were approximately $104.3 million. Concurrently, all of the 2,444,444 outstanding shares of Series A Convertible Preferred Stock of the Company were converted into an equal number of shares of Common Stock. Preferred return of $2,821,500 through the conversion date was forfeited upon conversion. Additionally, the Company redeemed all 1,000,000 shares of Series B Exchangeable Preferred Stock at a redemption price of $10 per share plus accrued dividends of $165,000.

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

8. STOCK OPTION PLANS AND STOCKHOLDER RIGHTS AGREEMENT

The Company has stock option plans providing for the grant of incentive and nonqualified stock options to employees, directors, consultants and advisors. These plans provide for the grant of options to purchase up to 4,748,065 shares of Common Stock. The option exercise price and vesting provisions of such options are fixed when the option is granted. The options expire ten years from the date of grant and generally vest over a four-year period. The option exercise price is not less than the fair market value of a share of Common Stock on the date the option is granted. The Company has a stock option agreement with one of its senior executives. The agreement, as amended, is effective as of January 4, 1995, and covers 450,000 shares of Common Stock that have been reserved for issuance at an exercise price of $8.00. At December 31, 1997, 90,000 options were outstanding, all of which are exercisable and will expire in seven years.

                                                                   Financials 33

      A summary of the Company's stock option activity, and related information for the years ended December 31 are presented below:

                                                  1997                            1996                        1995
                                        ----------------------------------------------------------------------------------------
                                                        Weighted-                      Weighted-                     Weighted-
                                           Shares        Average           Shares       Average        Shares         Average
Options                                    (000)      Exercise Price       (000)     Exercise Price     (000)     Exercise Price
--------------------------------------------------------------------------------------------------------------------------------
Outstanding--beginning of year             2,557         $ 17.79            952         $ 6.50           --              --
Granted                                    1,384           27.84          1,911          21.74          958          $ 6.50
Exercised                                   (498)          11.16           (258)          7.64           --              --
Forfeited                                   (287)          23.29            (48)          5.82           (6)           6.30
Expired                                       --                             --                          --              --
--------------------------------------------------------------------------------------------------------------------------------
Outstanding--end of year                   3,156         $ 22.76          2,557         $17.79          952          $ 6.50
================================================================================================================================
Options exercisable at year-end              667                            527                          --
Weighted-average fair value of options
  granted during the year                 $14.65                         $13.36                       $1.78

      The following table summarizes information about stock options outstanding at December 31, 1997:

                                              Options Outstanding                      Options Exercisable
                           -------------------------------------------------------------------------------------
                                                    Weighted-         Weighted-                       Weighted-
Range of                      Number                 Average           Average          Number         Average
Exercise                   Outstanding              Remaining         Exercise        Exercisable     Exercise
Prices                         (000)            Contractual Life        Price            (000)          Price
----------------------------------------------------------------------------------------------------------------
   $ 3.00 to  8.00              361                      7.6              $ 5.92          183             $ 6.45
    10.50 to 20.00              513                      8.3               16.36          168              17.54
    21.50 to 25.63            1,832                      9.1               25.00          298              25.44
    29.94 to 36.63              450                      9.8               34.48           18              34.66
----------------------------------------------------------------------------------------------------------------
                              3,156                                                       667
================================================================================================================

      On April 25, 1996, the Board of Directors adopted the 1996 Directors' Stock Option Plan (the "Directors' Plan"). Any director who is a member of the Board of Directors but not an officer or employee of the Company or any of its subsidiaries (other than the persons elected as director representatives of the holders of Series A Preferred Stock) is eligible to receive options under the Directors' Plan. An aggregate of 100,000 shares of Common Stock are reserved for issuance to participants under the Directors' Plan. The option exercise price will not be less than the fair market value of a share of Common Stock on the date the option is granted. The period for exercising an option begins six months after the option is granted and generally ends ten years from the date the option is granted. Options granted under the Directors' Plan vest immediately. All options to be granted under the Directors' Plan will be non-incentive stock options. As of December 31, 1997, 20,000 options have been granted.

      Pro forma information regarding net income and earnings (loss) per share is required by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensations and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 1997, 1996 and 1995: risk-free interest rate of 5.8 to 6.5 percent; dividend yield of 0 percent; expected lives of 7 to 10 years; and volatility of 36.8 percent.

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

      For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                                     December 31,
(in thousands, except per share data)         1997        1996       1995
----------------------------------------------------------------------------
Net Income (Loss):
  As reported                                $4,001     $(4,760)   $(10,137)
  Pro forma                                  $4,019     $(9,551)   $(10,377)
Diluted Net Income (Loss)
  per share:
  As reported                                $ 0.20     $ (0.51)         --
  Pro forma                                  $ 0.21     $ (0.92)         --

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

      The rights initially attach to the Common Stock. The rights will separate from the Common Stock and a distribution of rights certificates will occur (a "Distribution Date") upon the earlier to occur of (i) 10 days following a public announcement that a person or group (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date") or (ii) 10 business days (or such later date as the Board of Directors


Financials 34
may determine) following the commencement of a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person of 20% or more of the outstanding shares of Common Stock. However, neither Paul
J. Klaassen nor Teresa M. Klaassen (nor their affiliates associates and estates) each of whom, as of the date of adoption of the Rights Agreement, beneficially owned in excess of 20% of the outstanding shares of Common Stock will be deemed an "Acquiring Person," unless they acquire an additional 2% of the Common Stock outstanding at the time of completion of the Company's Initial Offering.

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

9. NET INCOME (LOSS) PER COMMON SHARE

The Company adopted Statement of Financial Accounting Standards No. 128 Earnings Per Share (Statement 128). Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all applicable periods have been presented, and where appropriate, restated to conform to the Statement 128 requirements. Pursuant to the requirements of the Securities and Exchange Commission Staff Accounting Bulletin No. 83, as amended by No. 98, options to purchase Common Stock issued at prices below the initial public offering price during the twelve months immediately preceding filing of the registration statement relating to the Initial Offering, have been included in the computation of net income (loss) per share as if they were outstanding through the date of the Initial Offering (using the treasury method assuming repurchase of common stock at the estimated Initial Offering price). Other shares issuable upon the exercise of stock options or conversion of redeemable convertible preferred stock or convertible subordinated notes have been excluded from the computation because the effect of their inclusion would be anti-dilutive. Subsequent to the Company's Initial Offering, options are included under the treasury stock method to the extent they are dilutive.

      The following table summarizes the computation of basic and diluted net income (loss) per share amounts presented in the accompanying consolidated statements of operations:

(in thousands, except per share data)              1997             1996
----------------------------------------------------------------------------
Numerator
  Net income (loss)                                $ 4,001         $ (4,760)
  Dividend preference attributable
    to Series A Preferred Stock                         --             (858)
  Dividends attributable to Series B
    Exchangeable Preferred Stock                        --             (348)
----------------------------------------------------------------------------
  Numerator for basic and diluted
    net income (loss) per share                    $ 4,001         $ (5,966)
============================================================================
Denominator
  Denominator for basic net income
    (loss) per common share-
    weighted average shares                         18,722           11,474
  Effect of dilutive securities:
  Employee stock options issued
    within one year of Initial Offering                 --              215
  Employee stock options                             1,138               --
  Warrants                                              23               --
----------------------------------------------------------------------------
Denominator for diluted net
  income (loss) per common
  share-weighted average shares
  plus assumed conversions                          19,883           11,689
============================================================================
Basic net income (loss) per
  common share                                      $ 0.21         $  (0.52)
============================================================================
Diluted net income (loss) per
  common share                                      $ 0.20         $  (0.51)
============================================================================


10. ACQUISITIONS

On February 5, 1997, the Company acquired a 120-unit assisted and independent living facility in Valencia, California and on August 19, 1997, the Company purchased a 76-unit assisted living facility in Napa, California. The Company had initially leased the Napa facility on April 1, 1997. On December 24, 1997, the Company acquired a 30-unit assisted and independent living facility in Dunwoody, Georgia and on December 31, 1997, the Company purchased a 29-unit assisted living facility located in Weston, Massachusetts. The combined acquisition price for all four facilities totaled $27.1 million.

      On May 1, 1997, the Company purchased the minority 50% interest held by an unrelated third party in a facility located in Raleigh, North Carolina. The purchase price of approximately $1.0 million was based on a buy-out schedule specified in the operating agreement of the limited liability company that holds title to the property. On October 1, 1997, the Company purchased each of the remaining 49% interests held by an unrelated third party in facilities located in Annapolis and Pikesville, Maryland for a purchase price of $3.1 million and $2.9 million, respectively. Each of these facilities is currently 100% owned by the Company.

      The pro forma unaudited results of operation assuming consummation of each purchase as of January 1, are as follows:

                                                   Year Ended December 31,
(in thousands, except per share data)               1997             1996
---------------------------------------------------------------------------
Operating revenue                                  $97,190         $ 58,931
Net income (loss)                                  $ 4,117         $ (3,587)
Diluted net income (loss)
  per common share                                 $  0.21         $  (0.41)


                                                                   Financials 35

11. COMMITMENTS

The Company leases its corporate office, regional offices, and warehouse space under various leases. The corporate lease has a term of five years. It has an option to terminate after twelve months from the most recent expansion commencement, or January 1, 1997. The initial annual lease payments amount to $258,000, and the base rent is subject to annual increases based on the Consumer Price Index ("CPI") from a minimum of 2% to a maximum cap of 3% per year. The warehouse lease has a term of seven years. The initial annual base rent payments amount to $148,000, subject to annual increases of 3%. Various other leases expire during 1998 and 1999.

      The Company has also entered into operating leases relating to five newly developed facilities. Three facilities commenced operations during 1997 and the remaining two are currently under development. The operating lease terms are generally for fifteen years, with extension options. The Company has also entered into three ground leases related to two facilities in operation and one under construction. Lease terms range from seventy-five to ninety-nine years and are subject to annual increases based on the Consumer Price Index.

      Future minimum lease payments under office, equipment, ground and other operating leases as of December 31, 1997, are as follows:

(in thousands)
---------------------------------------------------------------------------
1998                                                                $ 4,420
1999                                                                  5,731
2000                                                                  5,671
2001                                                                  5,275
2002                                                                  4,926
---------------------------------------------------------------------------
                                                                    $26,023
===========================================================================

      The Company has entered into contracts to purchase and lease additional sites. Total contracted purchase price of these sites amounts to $42.6 million. The Company is pursuing additional development opportunities and also plans to acquire additional facilities as market conditions warrant.

12. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Prior to formation of the Company on January 4, 1995, (see Note 7) Sunrise Entities were held in partnerships, limited liability companies, and subchapter S corporations, all of which passed through tax liabilities and benefits to the owners. The transfer of assets at the formation of the Company was taxable, in part to the owners. Accordingly, the tax basis of a majority of the property and equipment of the Company exceeds its respective book basis for financial reporting purposes.

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities recognized are presented below:

                                                          December 31,
(in thousands)                                        1997          1996
----------------------------------------------------------------------------
Deferred tax assets:
  Property and equipment                             $  8,636      $  6,409
  Operating loss carryforward                           7,921         6,452
  Deferred revenue                                        379         1,485
  Other                                                 1,988         1,654
----------------------------------------------------------------------------
Total gross deferred tax assets                        18,924        16,000
Less valuation allowance                              (18,334)      (15,236)
Deferred tax liabilities                                 (590)         (764)
----------------------------------------------------------------------------
Net deferred tax amount                               $    --          $ --
============================================================================

      At December 31, 1997, the Company had net operating loss carryforwards for income tax purposes of approximately $19.2 million which expire from 2010 through 2012. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company is in a cumulative pretax loss for the latest three years for financial reporting purposes. Recognition of deferred tax assets will require generation of future taxable income. There can be no assurance that the Company will generate any earnings or any specific level of earnings in future years. Therefore, the Company established a valuation allowance on deferred tax assets of approximately $18.3 million as of December 31, 1997.

      Significant components of the provision for income taxes are as follows:

                                                Year Ended December 31,
(in thousands)                               1997        1996        1995
----------------------------------------------------------------------------
Current:
  Federal                                   $    --     $    --     $    --
  State                                          --          --          --
----------------------------------------------------------------------------
Total current                               $    --     $    --     $    --
----------------------------------------------------------------------------
Deferred:
  Federal                                   $(2,553)    $(3,348)    $(3,524)
  State                                        (545)       (722)       (674)
  Increase in valuation allowance             3,098       4,070       4,198
----------------------------------------------------------------------------
Total deferred                              $    --     $    --     $    --
============================================================================

      The effective tax rate on income before income taxes varies from the statutory federal income tax rate as follows:

                                                   Year Ended December 31,
                                                 1997      1996       1995
---------------------------------------------------------------------------
Statutory rate                                   34%       (34)%      (34)%
State taxes                                       7         (7)        (6)
Tax exempt interest                              (7)        --         --
Stock options                                   (96)        --         --
Other                                             5         --         --
Valuation allowance                              57         41         40
---------------------------------------------------------------------------
                                                  0%         0%         0%
===========================================================================




Financials 36

13. RELATED-PARTY TRANSACTIONS
SUNRISE FOUNDATION, INC.

The Company's Founders operate a school and a day care center through a not-for-profit organization, Sunrise Foundation, Inc. ("SFI"). SFI reimbursed the Company monthly for use of office facilities and support services in the amounts of $68,000 in 1997 and $60,000 for 1996 and 1995. Such amounts are included in operating revenue.

GROUND LEASE

The Company has a ninety-nine year ground lease with one of the Company's Founders. The ground lease expires in May 2085. The basic monthly rent is adjusted annually based on the CPI. Rent expense under this lease was $262,000, $262,000 and $255,000 for the years ended December 31, 1997, 1996 and 1995, respectively. The Company subleases one-half of this ground lease to SFI. The sublease expires in May 2085 and requires payments equal to 50% of all payments made by the Company under the ground lease. Sublease rental income was $131,000, $132,000 and $127,000 for the years ended December 31, 1997, 1996 and 1995, respectively. Lease expense is recorded net of the sublease income.

OTHER

The Founders lease certain real property located in Fairfax County, Virginia for use as a residence pursuant to a ninety-nine year ground lease with the Company dated June 7, 1994. The rent is $1.00 per month. This property is part of a parcel, which includes a facility owned and operated by the Company.

      A director of the Company made a capital contribution of $500,000 in exchange for a 30% membership interest in a limited liability company which operates one of the Company's facilities. On May 28, 1996, the Company purchased the 30% interest in exchange for 52,500 shares of Common Stock. Distributions made by the Company to the director in 1996 and 1995 aggregated $41,000 and $40,000, respectively.

14. PROFIT-SHARING PLAN

The Company has a profit-sharing plan (the "Plan") under Internal Revenue Code
Section 401(k). All employees of the Company are covered by the Plan. The Plan contains three elements--employee salary contributions, regular matching employer contributions, and special discretionary employer contributions. All full-time employees who have twelve months of employment are eligible to participate in the Plan. Deferred salary contributions are made through pre-tax salary deferrals of between 1% and 16%.

      The Plan provides that the employer will contribute $0.25 for every dollar the employee contributes, up to 7% of the employee's annual compensation. On April 1, 1997, the Company amended the regular matching contributions to discretionary matching contributions. Matching contributions made by the Company totaled $121,000, $88,000 and $80,000 during 1997, 1996 and 1995, respectively.
No discretionary profit-sharing contributions were made during these same periods.

15. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosures of estimated fair value were determined by management, using available market information and valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments. The use of different market assumptions or estimation methodologies may have an effect on the estimated fair value amounts. The fair values of the investment and notes receivable are discussed in Note 4.

      Cash equivalents, accounts receivable, accounts payable and accrued expenses, marketable securities, investments and other current assets and liabilities are carried at amounts which reasonably approximate their fair values.

      Fixed rate debt with an aggregate carrying value of $260.8 million (excluding a $1.4 million loan discount) has an estimated aggregate fair value of $289.7 million at December 31, 1997. Estimated fair value of fixed rate debt is based on interest rates currently available to the Company for issuance of debt with similar terms and remaining maturities. The estimated fair value of the Company's variable rate debt is estimated to be approximately equal to its carrying value of $81.6 million at December 31, 1997. The interest rate swaps related to floating rate debt (see Note 6) has an estimated fair value of $368,000 at December 31, 1997.

      Disclosure about fair value of financial instruments is based on pertinent information available to management as of December 31, 1997. Although management is not aware of any factors that would significantly affect the reasonable fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since December 31, 1997 and current estimates of fair value may differ from the amounts presented herein.

16. UNUSUAL CHARGE

To avoid a possible change in the Company's ability to continue to manage two facilities resulting from the reduction in the ownership interest in the Company of Paul J. Klaassen, the Company's Chairman of the Board, Chief Executive Officer and co-founder, and Teresa M. Klaassen, the Company's Executive Vice President and co-founder following the Initial Offering, the Company made a $1,000,000 cash payment to the third-party limited partner in these two facilities in June 1996. The payment was made in exchange for the transfer to the Company by the third-party of additional 1% partnership interests in each facility with a total book value of $18,700 and the elimination of any requirement for the Founders to maintain a specified ownership interest in the Company.

17. QUARTERLY RESULT OF OPERATIONS (UNAUDITED)

The following is a summary of quarterly results of operations for the fiscal quarters since the consummation of the Initial Offering on June 5, 1996:

                                           Quarter Ended 1997
----------------------------------------------------------------------------
(in thousands, except
per share amounts)             March 31,   June 30,    Sept. 30,   Dec. 31,
----------------------------------------------------------------------------
Operating revenues              $16,544     $18,655     $24,264     $30,421
Net income                      $   134     $   376     $ 1,318     $ 2,173
Diluted net income
  per share                     $  0.01     $  0.02     $  0.07     $  0.11

                                                  Quarter Ended 1996
----------------------------------------------------------------------------
(in thousands, except
per share amounts)                         June 30,     Sept. 30,  Dec. 31,
----------------------------------------------------------------------------
Operating revenues                          $11,262     $11,567     $14,778
Net loss                                    $(2,379)    $  (490)    $  (182)
Diluted net loss
  per share                                 $ (0.33)    $ (0.03)    $  (.01)




                                                                   Financials 37

 Sunrise Assisted Living
 Communities

[MAP]


- 66 communities
  currently operated

- 16 communities
  under construction

- 35 other communities in
  various stages of development


(1) Assisted Living Residence

(2) An Independent & Assisted Living Residence

(3) Opening in 1998

(4) Managed Facility

(5) Opening in 1999

CALIFORNIA
Sunrise at the Chanate (1)
3250 Chanate Road
Santa Rosa, California 95404
707.575.7503

Sunrise of Danville (1)(3)
1027 Diablo Road
Danville, California 94526
510.831.1740

Sunrise of Fresno (1)
7444 N. Cedar Avenue
Fresno, California 93720
209.325.8170

Sunrise of Mission Viejo (1)(3)
26151 Country Club Drive
Mission Viejo, California 92691
714.582.2010

Sunrise of Napa (1)
3700 Valle Verde Drive
Napa, California 94558
707.255.1100

Sunrise of Petaluma (1)
815 Wodd Sorrel Drive
Petaluma, California 91355
707.776.2885

Sunrise at Sterling Canyon (2)
25815 McBean Parkway
Valencia, California 91355
805.253.3551

Sunrise of Walnut Creek (1)(3)
2175 Ygnacio Valley Road
Walnut Creek, California 94598
510.932.3500

COLORADO
Sunrise at Orchard (1)
5975 South Holly Street
Littleton, Colorado 80121
303.773.1609

Sunrise at Pinehurst (1)(3)
5195 West Quincy Avenue
Denver, Colorado 80236
303.984.1431

FLORIDA
Sunrise Atrium of Boca Raton (1)
1080 Northwest 15th Street
Boca Raton, Florida 33486
407.750.7555

Sunrise at North Shore (2)
A Senior Living Community
939 Beach Drive N.E.
St. Petersburg, Florida 33701
813.823.1571

GEORGIA
Sunrise of Augusta (1)
366 Boy Scout Road
Augusta, Georgia 30909
706.738.6003

Sunrise at Brookside Glen (1)
400 Bradley
Columbus, Georgia 31909
706.322.3040

Sunrise of Decatur1
920 Clairemont Avenue
Decatur, Georgia 30030
404.377.6111

Sunrise of Dunwoody (1)
4821 N. Peachtree Road
Dunwoody, Georgia 30338
770.452.9558

Sunrise at East Cobb (1)
1551 Johnson Ferry Road
Marietta, Georgia 30062
770.509.0919

Huntcliff Summit (2)
A Senior Living Facility
8592 Roswell Road
Atlanta, Georgia 30350
770.552.3000

Sunrise at Huntcliff Summitt (1)(3)
8480 Roswell Road
Atlanta, Georgia 30350
770.649.1499

Sunrise at Ivey Ridge (1)(3)
2950 Old Alabama Road
Alpharetta, Georgia 30022
770.475.6622

ILLINOIS
Sunrise of Naperville (1)
960 East Chicago Avenue
Naperville, Illinois 60540
630.579.1400

Sunrise of Buffalo Grove (1)
180 West Half Day Road
Buffalo Grove, Illinois 60089
847.478.8484

MARYLAND
Sunrise of Annapolis (1)
800 Bestgate Road
Annapolis, Maryland 21401
410.266.1400

Sunrise of Columbia (1)
6500 Freetown Road
Columbia, Maryland 21094
410.531.1444

Sunrise of Frederick (1)
990 Waterford Drive
Frederick, Maryland 21702
301.663.9500

Sunrise at Montgomery Village (2)
19310 Club House Road
Gaithersburg, Maryland 20879
301.921.0445

Sunrise of Pikesville (1)
3800 Old Court Road
Pikesville, Maryland 21208
410.602.0033

Sunrise of Rockville (1)
8 Baltimore Road
Rockville, Maryland 21208
301.309.0500

Sunrise of Severna Park (2)
43 West McKinsey Road
Severna Park, Maryland 22146
Assisted Living
410.544.7200

Independent Living
410.544.7200 x122
Sunrise of Towson (1)
7925 York Road
Towson, Maryland 21264
410.296.8900

MASSACHUSETTS
Sunrise of Cohasset (1)(3)
125 King Street
Cohasset, Massachusetts 02025
781.383.6300

Sunrise at Gardner Park (1)
73 Margin Street
Peabody, Massachusetts 01960
508.532.3200

John Bertram House (1)
29 Washington Street
Salem, Massachusetts 01970
508.744.1002

John Bertram House of Swampscott (1)
565 Humphrey Street
Swampscott, Massachusetts 01907
781.595.1991

Sunrise Of Norwood (1)
86 Saunders Road
Norwood, Massachusetts 02062
617.762.1333

Ruth's House (1)(3)
29 Longmeadow Drive
Longmeadow, Massachusetts 01106
413.567.6212

Springhouse Inc. (2)
A Non-profit Continuing Care
Retirement Community
44 Allandale Street
Boston, Massachusetts 02130
617.522.0043

Sunrise of Wayland (1)
285 Commonwealth Road
Wayland, Massachusetts 01778
508.652.6300

Sunrise of Weston (1)
135 N. Avenue
Weston, Massachusetts 02193
781.893.2936

Financials 38

[MAP]

MICHIGAN
Sunrise of Rochester (2)
University Drive
Rochester, Michigan 48307

NEW JERSEY
Sunrise of Fairfield (1)(3)
115 Greenbrook Blvd.
Caldwell, New Jersey 07006
973.228.7890

Sunrise of Morris Plains (1)
209 Littleton Road
Morris Plains, New Jersey 07950
973.538.7878

Sunrise of Mount Laurel (1)
400 Fernbrooke Lane
Mount Laurel, New Jersey 08054
609.222.1213

Sunrise of Old Tappan (1)
195 Old Tappan Road
Old Tappan, New Jersey 07675
201.750.1110

Sunrise of Paramus (1)(3)
571 Paramus Road
Paramus, New Jersey 06745
201.493.9889

Sunrise of Wayne (1)
184 Berdan Avenue
Wayne, New Jersey 07470
973.628.4900

Sunrise of Westfield (1)
240 Springfield Avenue
Westfield, New Jersey 07090
908.317.3030

Sunrise at Woodbury Lake (1)
752 Cooper Street
Woodbury, New Jersey 08096
609.848.8777

NEW YORK
Sunrise of Glen Cove (1)
39 Forest Avenue
Glen Cove, New York 11542
516.656.0575

Sunrise of Smithtown (1)(5)
30 Hauppauge, Route 111
Smithtown, New York 11787

NORTH CAROLINA
Sunrise of Raleigh (1)
4801 Edwards Mill Road
Raleigh, North Carolina 27612
919.787.0777

PENNSYLVANIA
Sunrise of Abington (2)
1801 Susquehanna Road
Abington, Pennsylvania 19001
Assisted Living
215.576.8899
Independent Living
215.576.8899 x101

Sunrise of Blue Bell (1)
795 Penllyn Pike
Blue Bell, Pennsylvania 19422
215.619.2777

Sunrise at Granite Run (1)
247 N. Middletown Road
Media, Pennsylvania 19063
610.566.3535

Sunrise of Haverford (1)
217 West Montgomery Avenue
Haverford, Pennsylvania 19041
610.896.9777

Sunrise of Lafayette Hill (1)(3)
429 Ridge Pike
Lafayette Hill, Pa 19444
610.940.3888

Mill Run (1)(4)
1201 Wilson Avenue
Bristol, Pennsylvania 19007
215.788.3310

Sunrise of Paoli (1)(3)
324 Lancaster Avenue
Malvern, Pennsylvania 19355
610.251.9994

SOUTH CAROLINA
Sunrise of Greenville (1)
1101 Garlington Road
Greenville, South Carolina 29615
864.627.8700

VIRGINIA
Sunrise of Alexandria (1)
3520 Duke Street
Alexandria, Virginia 22304
703.212.9192

Sunrise of Arlington (1)
2000 North Glebe Road
Arlington, Virginia 22207
703.524.5300

Sunrise at Bluemont Park (2)
Arlington, Virginia 22205

The James 703.536.1050
5920 Wilson Blvd.

The Shenandoah 703.536.1060
5910 Wilson Blvd.

The Potomac 703.536.1070
5900 Wilson Blvd.

Sunrise at Countryside (2)
45800 Jona Drive
Sterling, Virginia 20165
703.430.0681

Sunrise of Fairfax (1)
9207 Arlington Blvd.
Fairfax, Virginia 22031
703.691.0046

Sunrise of Falls Church (1)
330 North Washington Street
Falls Church, Virginia 22046
703.534.2700

Sunrise of Gunston (1)
7665 Lorton Road
Lorton, Virginia 22079
703.550.2400

Sunrise at Hunter Mill (1)
2863 Hunter Mill Road
Oakton, Virginia 22124
703.255.1006

Sunrise of Springfield (1)
6541 Franconia Road
Springfield, Virginia 22150
703.922.6800

Sunrise of Leesburg (1)
246 West Market Street
Leesburg, Virginia 20175
703.777.1971

Sunrise of Oakton (1)
10322 Blake Lane
Oakton, Virginia 22124
703.255.2050

Sunrise of Warrenton (1)
194 East Lee Street
Warrenton, Virginia 22186
540.349.9001

The Lincolnian (2)
4710 North Chamblis Street
Alexandria, Virginia 22312
703.914.0330

WASHINGTON
Sunrise of Bellevue (1)(3)
1 60th Street
Bellevue, Washington 98008
425.401.5152

Sunrise of Mercer Island (1)
2959 76th Avenue SE
Mercer Island, Washington 98040
206.232.6565

Sunrise of Queen Anne
An Independent Living Residence
2450 Aurora Avenue
Seattle, Washington 98109
206.282.5777



                                                                   Financials 39

BOARD OF DIRECTORS


PAUL J. KLAASSEN

Mr. Klaassen, 40, is chairman of the board and chief executive officer.

TERESA M. KLAASSEN

Ms. Klaassen, 42, is executive vice president and secretary.

DAVID W. FAEDER

Mr. Faeder, 41, is president and chief financial officer.

RONALD V. APRAHAMIAN

Mr. Aprahamian, 51, is an independent investor and business consultant and a director of Metrocall, Inc., a paging company. He was chairman of the board and chief executive officer of the Compucare Company, a Reston, Va.-based health care information technology company.

DAVID G. BRADLEY

Mr. Bradley, 45, is chairman and owner of the Advisory Board Company, a 750-person think tank and for-profit membership association in Washington, D.C., and owner of the National Journal, a Washington, D.C.-based public policy magazine. He serves on the boards of Georgetown University, MD Anderson Cancer Center, City of Hope National Medical Center and The Wolf Trap Foundation. Mr. Bradley previously worked for the White House, the White House Conference on Children and Youth and the Wall Street firm of Cravath, Swaine & Moore.

THOMAS J. DONOHUE

Mr. Donohue, 59, is president and chief executive officer of the U.S. Chamber of Commerce.From 1984 to September 1997, he was president and chief executive officer of the American Trucking Association, the national trade organization of the trucking industry. He is a director of Marymount University; IPAC, an international consulting firm; Newmyer Associates, a Washington, D.C. public policy firm; and the Hudson Institute, a public policy think tank.

RICHARD A. DOPPELT

Mr. Doppelt, 42, is a director of Allstate Private Equity, a division of Allstate Insurance Company, Factory Card Outlet and several private companies. He was previously a corporate attorney with the law firm of Morrison & Foerster.

SCOTT F. MEADOW

Mr. Meadow, 44, is a general partner of Sprout Group, the venture capital affiliate of Donaldson, Lufkin, Jenrette, an investment banking firm. He previously served as a general partner with the venture capital firms of Frontenac Company and William Blair & Company.


CORPORATE INFORMATION


CORPORATE HEADQUARTERS
Sunrise Assisted Living, Inc.
9401 Lee Highway, Suite 300
Fairfax, Virginia 22031
703.273.7500

TRANSFER AGENT AND REGISTRAR
First Union National Bank of North Carolina
1525 West W.T. Harris Boulevard 363
Charlotte, NC 28288

ANNUAL MEETING DATE
The Company will hold its annual meeting of stockholders on Monday, April 27, 1998 at 9:00 a.m. at:

Ritz-Carlton, Tysons Corner
1700 Tysons Boulevard
McLean, Virginia 22102
703.506.4300

FORM 10-K AND ANNUAL REPORTS AVAILABLE
Copies of the Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, are available at no charge by calling (703) 273-7500 or writing:

Sunrise Assisted Living, Inc.
Investor Relations
9401 Lee Highway, Suite 300
Fairfax, Virginia 22031

STOCK INFORMATION
The Company's common stock is listed and traded publicly on the Nasdaq National Market under the symbol SNRZ. Trading of the common stock commenced May 31, 1996. As of March 10, 1998, there were 102 stockholders of record. No cash dividends have been paid in the past, and none are expected in the foreseeable future.

QUARTERLY MARKET PRICE RANGE
OF COMMON STOCK

Quarter Ended                      High             Low
-------------------------------------------------------
June 30, 1996                    $25.75          $23.00
September 30, 1996                30.00           21.50
December 31, 1996                 28.75           23.00

Quarter Ended                      High             Low
-------------------------------------------------------
March 31, 1997                   $30.00          $25.75
June 30, 1997                     35.63           24.00
September 30, 1997                39.50           30.00
December 31, 1997                 43.25           34.75


INTERNET WEB SITE

To learn more about Sunrise Assisted Living, visit the Company's site on the World Wide Web. The Sunrise address is:

http://www.Sunrise-al.com

Financials 40

[PHOTO]


The depth, experience and commitment of the Sunrise management team, pictured above, helped the Company achieve record results in 1997.


OFFICERS


PAUL J. KLAASSEN, Founder, Chairman of the Board and Chief Executive Officer
Mr. Klaassen, 40, was founding chairman of the Assisted Living Federation of America (ALFA), the largest assisted living industry trade association. He is a director of Acsys, Inc., an accounting and finance staffing firm; the Advisory Board Company, a think tank and for-profit membership association in Washington, D.C.; the U.S. Chamber of Commerce; and The National Chamber Foundation, an independent, nonprofit, public policy research organization affiliated with the U.S. Chamber of Commerce. He is also on the Board of Trustees of Marymount University and The Hudson Institute, a public policy think tank, and the Advisory Committee for the Department of Health Care Policy at Harvard University Medical School. Mr. Klaassen also serves on the editorial advisory boards of several long-term care publications.

TERESA M. KLAASSEN, Founder, Executive Vice President and Secretary
Ms. Klaassen, 42, was a founding member of ALFA. She is a member of the Board of Trustees of the University of Maryland School of Nursing and a member of the Washington, D.C.-based Women's Forum, and the Committee of 200.

DAVID W. FAEDER, President and Chief Financial Officer
Mr. Faeder, 41, was a vice president of CS First Boston Corporation from 1991 to 1993, serving in both the investment banking and fixed income departments. He also was a vice president in the investment banking division of Morgan Stanley.

TIFFANY L. TOMASSO, Executive Vice President of Operations
Ms. Tomasso, 35, was vice president of operations for assisted living and healthcare at Presbyterian Homes of New Jersey. She previously served in a variety of long-term care administrator positions with facilities owned by HBA Management, Inc.

THOMAS B. NEWELL, Executive Vice President, General Counsel and President of Sunrise Development, Inc.
Mr. Newell, 40, was a partner with the law firm of Watt, Tieder & Hoffar from 1989 to January 1996. His practice concentrated on all aspects of commercial and real estate development transactions. He represented Sunrise Assisted Living in this capacity for more than five years.

BRIAN C. SWINTON, Executive Vice President
Mr. Swinton, 53, was a senior vice president of Forum Group, Inc., a developer and operator of retirement and assisted living communities from 1994 to April 1996. He served as vice president of sales, marketing and product development in the senior living division of Marriott International from 1986 to 1994.


OTHER SENIOR MANAGEMENT OF COMPANY OR SUBSIDIARIES

WILLIAM F. CARNEY

Senior Vice President of
Operations/Northeast Region

MARTHA L. CHILD

President, Martha Child Interiors, Inc.

HARLEY D. COOK

Senior Vice President of Development

KATHLEEN M. DEZIO

Senior Vice President of Corporate
Communications and Public Affairs

DANIEL B. GORHAM

Senior Vice President of Acquisitions

LARRY E. HULSE

Senior Vice President and
Chief Accounting Officer

JAMES S. POPE

Senior Vice President of Finance

RICHARD W. SLOSSON

Senior Vice President of Construction

Design: Financial Communications, Inc.   Bethesda, MD   www.fincominc.com

Photography: Craig Thompson, Jerry Staley, David Galen, Jonathan Hillyer, Nicole Bengiveno, Michael Powell and Don Rank.

(C)Sunrise Assisted Living, Inc., 1998